As filed with the Securities and Exchange Commission on April 30, 2010
Registration No. 333-152504

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 6
TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Roadrunner Transportation Systems, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4731	20-2454942

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
(414) 615-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Systems, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
(414) 615-1500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Bruce E. Macdonough, Esq. Brandon F. Lombardi, Esq. Greenberg Traurig, LLP 2375 East Camelback Road, Suite 700 Phoenix, Arizona 85016 (602) 445-8000	Jay O. Rothman, Esq. Jessica Lochmann Allen, Esq. Foley & Lardner LLP 777 East Wisconsin Ave. Milwaukee, Wisconsin 53202 (414) 271-2400

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee(2)
Common Stock, $.01 par value per share, offered by the registrant	$170,000,000.00	$7,961.00
Common Stock, $.01 par value per share, offered by the selling stockholders	$26,000,000.00	$1,213.80
Total	$196,000,000.00	$9,174.80

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 30, 2010

Roadrunner Transportation Systems, Inc.

10,600,644 Shares of Common Stock

We are selling 9,000,000 shares of our common stock and the selling stockholders identified in this prospectus are selling an aggregate of 1,600,644 shares. We will not receive any proceeds from the shares of our common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price of our common stock will be between $14.00 and $16.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “RRTS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to selling stockholders	$	$

(1)	For a description of additional compensation to be paid to Robert W. Baird & Co. Incorporated and BB&T Capital Markets, please see “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 1,590,096 shares of our common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on or about           , 2010.

Baird	BB&T Capital Markets	Stifel Nicolaus

                    , 2010

Roadrunner Transportation Systems

North American Network

Less-than-Truckload Service Center
Less-than-Truckload Delivery Agent *
Truckload Brokerage Location
Transportation Management Solutions / Third-Party Logistics Headquarters **

We provide customized non-asset based transportation and logistics services throughout the United States and into Mexico, Puerto Rico, and Canada

* The circles indicate the headquarters of an RRTS less-than-truckload delivery agent. Through partnership arrangements, these agents are able to deliver freight throughout Hawaii and Alaska, and into Mexico, Puerto Rico, and Canada.

** Assumes the completion of the GTS merger described in this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Market and Industry Data and Forecasts

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes.

Unless otherwise stated in this prospectus, the terms “RRTS,” “we,” “us,” or “our” refer to Roadrunner Transportation Systems, Inc. and its subsidiaries; “GTS” means Group Transportation Services Holdings, Inc. and its subsidiaries; and “GTS merger” means the merger of GTS with and into a wholly owned subsidiary of RRTS, which will occur simultaneously with the consummation of this offering and add third-party logistics and transportation management solutions to RRTS’ suite of services.

Our Business

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including customized and expedited less-than-truckload, truckload and intermodal brokerage, and domestic and international air. Following the GTS merger, third-party logistics and transportation management solutions will be added to our services. We utilize a proprietary web-enabled technology system and a broad third-party network of transportation providers to serve a diverse customer base in terms of end market focus and annual freight expenditures. Our third-party transportation providers consist of individuals or small teams that own or lease their own over-the-road transportation equipment and provide us with dedicated freight capacity (which we refer to as independent contractors), and asset-based, over-the-road transportation companies that provide us with freight capacity under non-exclusive contractual arrangements (which we refer to as purchased power). Across all transportation modes, from pickup to delivery, we leverage relationships with a diverse group of over 9,000 third-party carriers to provide scalable capacity and reliable, customized service to our more than 35,000 customers in North America. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. Our customized transportation and logistics solutions are designed to allow our customers to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. As a non-asset based transportation provider, we do not own any tractors or other power equipment used to transport our customers’ freight. As a result, our business model requires minimal investment in transportation equipment and facilities, thereby enhancing free cash flow generation and returns on our invested capital and assets. In 2009, our capital expenditures as a percentage of revenues were 0.5%, as discussed in “Summary Consolidated Financial and Other Data.” Further, our business model is highly scalable and flexible, featuring a variable cost structure that helped contribute to the growth of our operating income and our improvement from a net loss of approximately $3.8 million in 2008 to net income of approximately $0.2 million in 2009 despite the recent economic downturn.

Less-than-truckload services involve the transport of consolidated freight of several shippers to multiple destinations on one vehicle. Based on our research, we believe that we are the largest non-asset based provider of less-than-truckload services in North America in terms of revenue. Our less-than-truckload business generated revenues of $316.1 million for the year ended December 31, 2009. Within our less-than-truckload business, we operate 17 service centers throughout the United States and complement our service center network with over 200 delivery agents, which are independent companies that de-consolidate and deliver a portion of our less-than-truckload freight. Our point-to-point less-than-truckload model enables more direct transportation of freight from shipper to end user than does the traditional hub and spoke model employed by many other less-than-truckload service providers. With fewer handlings, consolidations, and de-consolidations per less-than-truckload shipment, we believe we are positioned to deliver freight more cost-efficiently, faster, and with fewer damage or lost goods claims than many of our competitors. We recently completed the complementary acquisition of certain assets and related operations of Bullet Freight Systems, Inc., a provider of non-asset based less-than-truckload logistics services with operations in California, Oregon, Washington, and Illinois. We refer to this acquisition as the Bullet acquisition. We believe the Bullet acquisition is an example of our ability to identify, execute, and integrate acquisition targets that enhance our service capabilities and financial profile.

Truckload brokerage involves the sale and management of transportation services related to the transport of a single shipper’s freight to a single destination. This includes locating a qualified truckload carrier that can move the freight on schedule, negotiating favorable rates for our customers, and managing the entire shipping process from pickup through delivery. We are a leading truckload brokerage operation in North America in terms of revenue. Our truckload brokerage business generated revenues of $134.8 million for the year ended December 31, 2009. Within our truckload brokerage business, we operate nine company dispatch offices and augment our dispatch office network with an additional 42 brokerage agents, which are exclusive third parties that originate a portion of our truckload brokerage revenues and receive a percentage of the net margin generated.

The GTS merger will add third-party logistics and transportation management solutions to our existing suite of services, which will allow us to offer our customers a “one-stop” transportation and logistics solution, including access to the most cost-effective and time-sensitive modes of transportation within our broad network. Third-party logistics providers, such as GTS, offer customized transportation management solutions, which include pricing, contract management, transportation mode and carrier selection, freight tracking, freight bill payment and audit, cost reporting and analysis, and dispatch. The U.S. third-party logistics sector increased from $45.3 billion in 1999 to $127.0 billion in 2008 (and did not experience a decline in any year during such period), according to

Armstrong & Associates, a leading supply chain market research firm. Although we believe, based on our industry knowledge, that the U.S. 3PL sector declined in 2009, we also believe that the market penetration of third-party logistics will expand in the future. Since February 2008, we and GTS have been under common control and the management teams of both companies have developed a strong working relationship and are implementing a cohesive plan to enhance our collective growth initiatives. With minimal integration requirements and a similar focus on small to mid-size shippers, we believe that we are well-positioned to realize synergies with GTS as a combined entity.

According to the American Trucking Associations, or the ATA, beginning in October 2006, the over-the-road freight sector experienced year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2009, our less-than-truckload tonnage decreased 4.6% from 2008, while less-than-truckload tonnage in the U.S. over-the-road freight sector declined 23.2% during the same period. Throughout this downturn, we actively managed our less-than-truckload business by adding new customers and streamlining our cost structure to enhance our operating efficiency and improve margins. We believe our variable cost, non-asset based operating model serves as a competitive advantage and allows us to provide our customers with cost-effective transportation solutions regardless of broader economic conditions. We believe we are well-positioned for continued growth, profitability, and market share expansion as an anticipated rebound occurs in the over-the-road freight sector.

Recent Developments

We are in the process of compiling our results for the first quarter of 2010, which includes the full quarter impact of our December 2009 Bullet acquisition described in this prospectus. We expect to report the following results:

	Quarter Ended March 31,
	2009(1)	2010(2)
	(in millions)

Revenues	$104.4	$127.2
Operating income	2.1	6.5
Net income (loss)	(0.6)	1.7
Net income (loss) available to common stockholders	(1.1)	1.2

(1)	Our results for the first quarter of 2009 do not reflect the impact of the December 2009 Bullet acquisition.

(2)	Our results for the first quarter of 2010 do not reflect the impact of this offering.

Our Competitive Strengths

We consider the following to be our principal competitive strengths, which collectively helped us improve from a net loss of approximately $3.8 million in 2008 to net income of approximately $0.2 million in 2009 notwithstanding an industry-wide decline in less-than-truckload tonnage from 2008 to 2009 and the related increased pressures on pricing during that period. Adverse general economic conditions and negative industry trends required us to close and consolidate several of our terminals, reduce our hourly and salaried headcount, and pursue additional less-than-truckload customers to help offset the adverse impact of the 23.2% decline in less-than-truckload tonnage in the U.S. over-the-road freight sector from 2008 to 2009 and the adverse impact of the competitive pricing environment. In addition, we increased our recruitment efforts to expand our truckload brokerage agent network to help address the reduction in our truckload brokerage revenues that also resulted from market tonnage declines and a competitive pricing environment.

Comprehensive Logistics and Transportation Management Solutions.  Our broad offering of transportation and logistics services allows us to manage a shipper’s freight from dispatch through final delivery utilizing a wide range of transportation modes. Following the GTS merger, we will have the ability to provide third-party logistics and transportation management solutions to shippers seeking to redirect resources to core competencies, improve service, reduce costs, and utilize the most appropriate modes of transportation. We leverage our scalable, proprietary technology systems to manage our multi-modal nationwide network of service centers, delivery agents, dispatch offices, brokerage agents, independent contractors, and purchased power. As a result of our integrated offering of services and solutions, we believe we have a competitive advantage in terms of service, delivery time, and customized solutions. The key attributes of our service offerings include the following:

■	Leading Non-Asset Based, Customized Less-than-Truckload Services. Based on our research, we believe we are the largest non-asset based provider of customized less-than-truckload services in North America in terms of revenue. We believe our point-to-point less-than-truckload model allows us to offer faster transit times with lower incidence of damage, providing us with a distinct competitive advantage over asset-based less-than-truckload carriers employing the traditional hub and spoke model. In addition, we believe our variable cost structure and the utilization of our dedicated independent contractor base positions us to maintain consistent operating margins during periods of economic decline or tightening industry capacity.

■	Leading Truckload Freight Brokerage Services. We are a leading truckload brokerage operation in North America in terms of revenue, offering temperature-controlled, dry van, and flatbed services. While we serve a diverse customer base and provide a comprehensive truckload solution, we specialize in the transport of refrigerated foods, poultry, and beverages. Similar to our less-than-truckload services, we utilize our network of purchased power and dedicated independent contractor base in an effort to maintain consistent operating margins, even during periods of economic decline.

■	Comprehensive Outsourced Transportation Management Solutions. After giving effect to the GTS merger, we will offer third-party logistics and transportation management solutions, which include pricing, contract management, transportation mode and carrier selection, freight tracking, freight bill payment and audit, cost reporting and analysis, and dispatch, resulting in the control of the transportation of freight and related information through the most efficient means from pickup through delivery. With a flexible operating model, scalable technology system, and access to a dynamic multi-modal carrier network, we believe we can tailor our services to each customer’s individual needs and desired level of outsourcing.

Flexible Operating Model.  Because we utilize a broad network of purchased power, independent contractors, and other third-party transportation providers to transport our customers’ freight, our business is not characterized by the high level of fixed costs and required concentration on asset utilization that is common among many asset-based transportation providers. As a result, we are able to focus solely on providing quality service and specialized transportation and logistics solutions to our customers, which we believe provides a significant competitive advantage. Our flexibility to scale our independent contractor base to react to contractions in freight capacity or increases in purchased transportation costs allows us to maintain attractive margins on our freight and continue to meet customer demand. Furthermore, our operating model requires minimal investment in transportation equipment and facilities, which enhances our returns on invested capital and assets.

Well-Positioned to Capitalize on Acquisition Opportunities.  The domestic transportation and logistics industry is large and highly fragmented, thereby providing significant opportunities to make strategic acquisitions. Our scalable platform, experienced management team, and ability to identify, execute, and integrate acquisitions provide us with a competitive advantage when seeking potential acquisition candidates. Furthermore, our ability to leverage our substantial infrastructure and technology capacity allows us to maximize the benefits of acquisitions. As a result of our extensive strategic planning and execution throughout the recent downturn, we are uniquely positioned to take advantage of continuing consolidation opportunities given our improved capital position following this offering. We believe that this offering will also improve our ability to capitalize on acquisition opportunities by deleveraging our business and reducing our significant historical interest expense.

Focus on Serving a Diverse, Underserved Customer Landscape.  We serve over 35,000 customers, with no single customer accounting for more than 3.0% of our 2009 revenue. In addition, we serve a diverse mix of end markets, with no industry sector accounting for more than 18.0% of our 2009 revenue. We concentrate primarily on small to mid-size shippers with annual transportation expenditures of less than $25 million, which we believe represents an underserved market. Our services are designed to satisfy these customers’ unique needs and desired level of integration. Furthermore, we believe our target customer base presents attractive growth opportunities for each of our service offerings given that many small to mid-size shippers have not yet capitalized on the benefits of third-party transportation management.

Scalable Technology Systems.  Our web-enabled technology is designed to serve our customers’ distinct logistics needs and provide them with cost-effective solutions and consistent service on a shipment-by-shipment basis. In addition to managing the physical movement of freight, we offer real-time shipment tracking, order processing, and automated data exchange. Our technology also enables us to more efficiently manage our multi-modal capabilities and broad carrier network, and provides the scalability necessary to accommodate significant growth.

Experienced and Motivated Management Team.  We have assembled an experienced and motivated management team, led by our chief executive officer, Mark A. DiBlasi. Mr. DiBlasi has over 30 years of industry experience and previously managed a $1.2 billion-revenue division of FedEx Ground, Inc., a division of FedEx Corporation. Although our senior management team has limited experience managing a public company, its members have an average of 25 years of industry experience leading high-growth logistics operations and draw on substantial knowledge gained from previous leadership positions at FedEx Ground, Inc., FedEx Global Logistics, Inc., and YRC Worldwide, Inc. Our executives’ experience is also expected to help our company address and mitigate negative industry trends and the various risks inherent in our business, including significant competition, reliance on independent contractors, a prolonged economic downturn, the integration of recently acquired companies, and fluctuations in fuel prices.

Our Growth Strategies

We believe our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Continue Expanding Customer Base.  In 2009, we expanded our customer base by over 10,000 customers (over 4,000 of which were added through the Bullet acquisition), and we intend to continue to pursue greater market share in the less-than-truckload, truckload brokerage, and transportation management solutions markets. The GTS merger will further expand our customer base, enhance our geographic coverage, and create a broader menu of services for existing and future customers. Our expanded reach and broader service offering will provide us with the ability to gain new customers seeking a “one-stop’’ transportation and logistics solution. We also expect to expand our customer base as GTS utilizes our less-than-truckload sales force of over 100 people to expand the market reach of our transportation management solutions offering following the GTS merger. Based on our research, we also believe the pool of potential new customers will grow as the benefits of third-party logistics and transportation management solutions continue to be embraced by shippers.

Increase Penetration with Existing Customers.  With a more comprehensive service offering and an expanded network resulting from the Bullet acquisition and the GTS merger, we believe we will have substantial cross-selling opportunities and the potential to capture a greater share of each customer’s annual transportation and logistics expenditures. Along with our planned cross-selling initiatives, we believe that macroeconomic factors will provide us with additional opportunities to further penetrate existing customers. During the recent economic downturn, existing customers generally reduced their number of shipments and pounds per shipment. We believe an economic rebound will result in increased revenue through greater shipment volume, improved load density, and the addition of new customers, and will allow us to increase profits at a rate exceeding our revenue growth.

Continue Generating Operating Improvements.  Over the last 18 months, we have completed a number of operating improvements, such as headcount reductions, terminal consolidations, and carrier and delivery agent rate reductions. These improvements streamlined our cost structure, improved operating efficiency, and enhanced our margins. In order to continue to capitalize on these improvements and enhance our competitive position, as well as accelerate earnings growth, we are implementing additional initiatives designed to:

■	improve routing efficiency and lane density throughout our network;

■	increase utilization of our flexible independent contractor base;

■	reduce per-mile costs;

■	reduce dock handling costs; and

■	enhance our real-time metric reporting to further reduce operating expenses.

Pursue Selective Acquisitions.  The transportation and logistics industry is highly fragmented, consisting of many smaller, regional service providers covering particular shipping lanes and providing niche services. We built our less-than-truckload, truckload brokerage, and transportation management solutions (assuming completion of the GTS merger) platforms in part by successfully completing and integrating a number of accretive acquisitions. We intend to continue to pursue acquisitions that will complement our existing suite of services and extend our geographic reach. With a scalable, non-asset based business model, we believe we can execute our acquisition strategy with minimal investment in additional infrastructure and overhead.

Our History

Our principal strategy has been to evolve into a full-service transportation and logistics provider under a non-asset based structure through the acquisition, integration, and internal growth of complementary businesses. In March 2005, we acquired Dawes Transport, Inc., which we refer to as Dawes Transport, a non-asset based less-than-truckload provider primarily using a blend of purchased power and independent contractors. In June 2005, we acquired Roadrunner Freight Systems, Inc., which we refer to as Roadrunner Freight, a provider of less-than-truckload services.

In January 2006, Mark A. DiBlasi joined us as chief executive officer to lead the final integration of our two less-than-truckload businesses, the expansion of our current management team and the transformation of our company into a full-service transportation and logistics provider. In March 2007, we expanded our service offering through the acquisition of Sargent Transportation Group, Inc. and related entities, providers of truckload brokerage services, which we collectively refer to as Sargent.

In December 2009, we acquired certain assets and related operations of Bullet Freight Systems, Inc. through our wholly owned subsidiary, Bullet Transportation Services, Inc., which we refer to as Bullet. Bullet is a non-asset based transportation and logistics company that provides a variety of services throughout the United States and into Canada. Bullet provides less-than-truckload services as well as truckload and intermodal (transporting a shipment by more than one mode, primary via rail and truck) brokerage and air freight forwarding. Bullet has operations in California, Oregon, Washington and Illinois and utilizes independent contractors and an extensive network of third-party purchased power providers to deliver its freight. Bullet provides its services to a broad range of industries and serves over 4,000 customers, including leading manufacturers, retailers and wholesalers. The Bullet acquisition increased our market share across all of our service offerings by providing greater less-than-truckload coverage throughout North America and geographically expanding our truckload brokerage operation. In addition, the integration of shipments from Bullet’s customer base into our operations increased the freight density and balance in our less-than-truckload network. We believe this additional density and greater balance will result in higher operating margins and improved levels of customer service through reduced transit times and fewer claims. The operations we acquired in the Bullet acquisition had aggregate revenues of approximately $48 million for the period from January 1, 2009 to the acquisition date of December 11, 2009. The impact of Bullet on our net income during that period would not have been material.

GTS Merger

One of our key strategic objectives has been to acquire a third-party logistics and transportation management solutions operation with a scalable technology system and management infrastructure capable of assimilating and enhancing our collective growth initiatives. To address this objective, simultaneous with the consummation of this offering, we will acquire GTS, a provider of third-party logistics and transportation management solutions based in Hudson, Ohio. With the addition of GTS’ service offering, we will be able to provide shippers with a “one-stop” transportation and logistics solution, including access to the most cost-effective and time-sensitive modes of transportation within our broad network of third-party carriers. In 2009, GTS had revenues of approximately $35 million and a net loss of approximately $0.2 million.

As a result of the GTS merger, the stockholders of GTS will become stockholders of our company and each share of GTS outstanding common stock will be exchanged for 141.848 shares of our common stock, or an aggregate of 3,230,324 shares. The GTS merger is conditioned upon the consummation of this offering, the approval of the GTS merger by our and GTS’ creditors, and upon other conditions set forth in the merger agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part. The GTS merger is more fully described on page 66 of this prospectus under “Certain Relationships and Related Transactions.”

The following chart represents our business segments immediately following the consummation of the GTS merger.

Risk Factors

There are a number of risks and uncertainties that may affect our financial and operating performance. You should carefully consider the risks discussed in “Risk Factors” beginning on page 9 of this prospectus before investing in our common stock, which include but are not limited to the following:

■	the competitive nature of the transportation industry;

■	our ability to maintain the level of service that we currently provide to our customers;

■	the ability of our carriers to meet our needs and expectations, and those of our customers;

■	our reliance on independent contractors to provide transportation services to our customers;

■	general economic, political, and other risks that are out of our control, including any prolonged delay in a recovery of the U.S. over-the-road freight sector;

■	the limited experience of our senior management in managing a public company; and

■	seasonal fluctuations in our business.

Our Offices

We maintain our principal executive offices at 4900 S. Pennsylvania Ave., Cudahy, Wisconsin 53110. Our telephone number is (414) 615-1500. Our website is located at www.rrts.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

The Offering

Common stock offered:

By us	9,000,000 shares

By the selling stockholders	1,600,644 shares

Total common stock offered	10,600,644 shares

Common stock to be outstanding after this offering	29,535,460 shares

Use of proceeds	We estimate that our net proceeds from this offering will be $123.5 million, assuming an initial public offering price of $15.00 per share of common stock, the midpoint of the range set forth on the cover of this prospectus, and after deducting the underwriting discounts and estimated offering expenses. We intend to use all of such net proceeds to reduce outstanding indebtedness. See “Use of Proceeds.” We will not receive any proceeds from sales by the selling stockholders in this offering.

New York Stock Exchange symbol	RRTS

As of December 31, 2009, and after giving retroactive effect to the conversion of each share of our Class A common stock, Class B common stock and Series B preferred stock (including accrued but unpaid dividends) into a single class of new common stock on a 149.314-for-one basis, we would have had 17,192,595 shares of outstanding common stock, consisting of the following:

■	14,827,327 shares issuable upon conversion of our Class A common stock, 259,806 of which are shares of redeemable common stock;

■	282,502 shares issuable upon conversion of our Class B common stock; and

■	2,082,766 shares issuable upon conversion of our Series B preferred stock, 290,998 of which are attributable to the conversion of accrued but unpaid dividends as of December 31, 2009.

The 29,535,460 shares of common stock to be outstanding after this offering includes the 17,192,595 shares described in the preceding paragraph, the 9,000,000 shares to be sold by us in this offering, and the following:

■	3,230,324 shares of our common stock to be issued in connection with the GTS merger, which includes 138,809 shares that are attributable to an acquisition-related increase in outstanding GTS shares subsequent to December 31, 2009; and

■	112,541 shares of our common stock to be issued upon the offering-related conversion of dividends that accrue on our Series B preferred stock from December 31, 2009 through an assumed offering date of May 10, 2010.

The 29,535,460 shares of common stock to be outstanding after this offering excludes the following:

■	1,542,264 shares of our common stock issuable upon the exercise of options with a weighted average exercise price of $11.37 per share;

■	516,498 shares of our common stock issuable upon the exercise of GTS options with a weighted average exercise price of $9.79 per share, which will be converted into options to purchase shares of our common stock upon consummation of the GTS merger; and

■	4,016,248 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $11.21 per share.

Unless otherwise noted, all share information in this prospectus assumes no exercise of the underwriters’ over-allotment option and reflects the conversion of all outstanding shares of our Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends) into a single class of new common stock on a 149.314-for-one basis, which will be effected in connection with the consummation of this offering.

Summary Consolidated Financial and Other Data

The following table summarizes selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements included in this prospectus.

(In thousands, except share and per share data)	Years Ended December 31,
	2007	2008	2009

Consolidated Statement of Operations Data
Revenues	$538,007	$537,378	$450,351
Operating income	17,934	7,280	13,202
Net income (loss)	935	(3,834)	167
Net income (loss) available to common stockholders	935	(3,834)	(1,783)

Weighted average common stock outstanding:
Basic	15,113,563	15,112,667	15,109,830
Diluted	15,133,571	15,112,667	15,109,830

Earnings (loss) per share available to common stockholders
Basic	$0.06	$(0.25)	$(0.12)
Diluted	$0.06	$(0.25)	$(0.12)

Pro forma diluted earnings per share(a)			$0.01

Pro forma diluted earnings per share (as adjusted)(b)			$0.26

Other Data
Working capital (end of period)	$15,539	$13,467	$19,453
Capital expenditures	1,867	1,098	2,246
Capital expenditures as a percentage of revenues(c)	0.3%	0.2%	0.5%

	As of December 31, 2009
(In thousands)	Actual		As Adjusted(d)

Consolidated Balance Sheet Data
Cash	$667		$667
Total current assets	63,765		63,765
Property and equipment, net	5,292		5,292
Total assets	290,835		288,575	(e)
Total current liabilities	44,312		36,912
Current maturities of long-term debt	7,400		–
Total debt (including current maturities)	128,060	(f)	17,380
Series A preferred stock subject to mandatory redemption	5,000		5,000
Redeemable common stock	1,740		3,897	(g)
Total stockholder’s investment	117,201		223,464	(h)

(a)	Pro forma diluted earnings per share is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock and the exercise of any dilutive stock options and warrants.

(b)	Pro forma diluted earnings per share (as adjusted) is computed by dividing net income, adjusted for the elimination of approximately $10.7 million in interest expense and the related tax benefit of approximately $4.1 million, assuming the retirement of approximately $123.5 million of our outstanding debt (including accrued interest and prepayment penalties), by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock, the exercise of any dilutive stock options and warrants, and the issuance of shares in this offering (all of the proceeds of which issuance will be used to retire our outstanding indebtedness).

(c)	Our management uses capital expenditures as a percentage of revenues to evaluate our operating performance and measure the effectiveness of our non-asset based structure. We believe this financial measure is useful in evaluating the efficiency of our operating model compared to other companies in our industry.

(d)	The as adjusted column is unaudited and gives effect to:

■	The conversion of all outstanding shares of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock on a 149.314-for-one basis upon the completion of this offering; and

■	The sale by us of 9,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share (the mid-point of the range shown on the cover page of this prospectus) and the application of the estimated net proceeds of $123.5 million as set forth in “Use of Proceeds.”

(e)	Reflects a non-cash write-off of approximately $2.3 million of debt issuance costs as a result of the retirement of our outstanding debt in connection with this offering.

(f)	The actual total debt amount does not include (i) approximately $9.8 million of prepayment penalties we would have incurred as of December 31, 2009 from the repayment of our junior subordinated notes in connection with this offering, or (ii) approximately $3.0 million of unaccreted discount on our junior subordinated notes.

(g) In connection with this offering, the approximately $1.7 million carrying value of these shares will be adjusted to their fair value, using the assumed public offering price of $15.00 per share.

(h)	Reflects a charge of approximately $15.1 million that would have been incurred as of December 31, 2009 in connection with the repayment of our existing indebtedness in connection with this offering, including (i) approximately $9.8 million of prepayment penalties, (ii) the payment of approximately $3.0 million of unaccreted discount on our junior subordinated notes, and (iii) a non-cash write-off of approximately $2.3 million of debt issuance costs in connection with the repayment of our existing indebtedness included in total assets.

Risk Factors

You should carefully consider the following risks and other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurs, our business, financial condition, and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.

Risks Related to Our Business

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our ability to maintain our current profitability, including the following:

■	competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, and greater capital resources than we do;

■	reduction by our competitors of their freight rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase freight rates, maintain our operating margins, or maintain significant growth in our business;

■	solicitation by shippers of bids from multiple carriers for their shipping needs and the resulting depression of freight rates or loss of business to competitors;

■	development of a technology system similar to ours by a competitor with sufficient financial resources and comparable experience in the transportation services industry; and

■	establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

If we are unable to maintain the level of service we currently provide to our customers, our reputation may be damaged, resulting in a loss of business.

We compete with other transportation providers based on reliability, delivery time, security, visibility, and personalized service. Our reputation is based on the level of customer service that we currently provide. If this level of service deteriorates, or if we are prevented from delivering on our services in a timely, reliable, safe, and secure manner, our reputation and business may suffer.

Our third-party carriers must meet our needs and expectations, and those of our customers, and their inability to do so could adversely affect our results of operations.

Our business depends to a large extent on our ability to provide consistent, high quality, technology-enabled transportation and logistics solutions. We do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the people directly involved in delivering the freight. We rely on third parties to provide less-than-truckload, truckload and intermodal brokerage, and domestic and international air services and to report certain information to us, including information relating to delivery status and freight claims. This reliance could cause delays in providing our customers with timely delivery of freight, important service data, and in the financial reporting of certain events, including recognizing revenue and recording claims. If we are unable to secure sufficient transportation services to meet our customer commitments, or if any of the third parties we rely on do not meet our needs or expectations, or those of our customers, our results of operations could be adversely affected, and our customers could switch to our competitors temporarily or permanently.

Our reliance on independent contractors to provide transportation services to our customers could limit our expansion.

Our transportation services are conducted in part by independent contractors, who are generally responsible for paying for their own equipment, fuel, and other operating costs. Our independent contractors are responsible for providing the tractors and trailers they use related to our business. Certain factors such as increases in fuel costs, insurance costs, and the cost of new and used tractors, or reduced financing sources available to independent contractors for the purchase of equipment, could create a difficult operating environment for independent contractors. Turnover and bankruptcy among independent contractors in the over-the-road freight sector often limits the pool of qualified independent contractors and increases the competition among carriers for their services. If we are required to increase the amounts paid to independent contractors in order to obtain their services, our results of operations could be adversely affected to the extent increased expenses are not offset by higher freight rates. Additionally, our agreements with our independent contractors are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified independent contractors to replace those who have left our pool. If we are unable to retain our existing independent contractors or recruit new independent contractors, our results of operations and ability to expand could be adversely affected.

A decrease in levels of capacity in the over-the-road freight sector could have an adverse impact on our business.

Based on our research, we believe the over-the-road freight sector has experienced levels of excess capacity. The current operating environment in the over-the-road freight sector resulting from an economic recession, fluctuating fuel costs, and other economic factors is beginning to cause a reduction in capacity in the sector generally, and in our carrier network specifically, which could have an adverse impact on our ability to execute our business strategy and on our business.

If we are unable to expand the number of our sales representatives and brokerage agents, or if a significant number of our existing sales representatives and brokerage agents leave us, our ability to increase our revenue could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract additional sales representatives and brokerage agents. Competition for qualified sales representatives and brokerage agents can be intense, and we may be unable to attract such persons. Any difficulties we experience in expanding the number of our sales representatives and brokerage agents could have a negative impact on our ability to expand our customer base, increase our revenue, and continue our growth.

In addition, we must retain our current sales representatives and brokerage agents and properly incentivize them to obtain new customers and maintain existing customer relationships. If a significant number of our sales representatives and brokerage agents leave us, our revenue could be negatively impacted. A significant increase in the turnover rate among our current sales representatives and brokerage agents could also increase our recruiting costs and decrease our operating efficiency.

We may not be able to successfully execute our acquisition strategy, and any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and adversely affect our results of operations.

We plan to increase our revenue and expand our service offerings in the market regions that we serve through the acquisition of complementary businesses. In the future, suitable acquisition candidates may not be available at purchase prices that are attractive to us. In pursuing acquisition opportunities, we will compete with other companies, some of which have greater financial and other resources than we do. We may not have available funds or common stock with a sufficient market price to complete a desired acquisition, or acquisition candidates may not be willing to receive our common stock in exchange for their businesses. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete strategic acquisitions that we otherwise find advantageous. Further, if we make any future acquisitions, we could incur additional debt or assume contingent liabilities.

Strategic acquisitions involve numerous risks, including the following:

■	failure of the acquired company to achieve anticipated revenues, earnings, or cash flows;

■	assumption of liabilities that were not disclosed to us or that exceed our estimates;

■	problems integrating the purchased operations with our own, which could result in substantial costs and delays or other operational, technical, or financial problems;

■	potential compliance issues with regard to acquired companies that did not have adequate internal controls;

■	diversion of management’s attention or other resources from our existing business;

■	risks associated with entering markets in which we have limited prior experience; and

■	potential loss of key employees and customers of the acquired company.

The risks associated with the Bullet acquisition and a failure to successfully integrate the acquired operations could have an adverse affect on our business.

A portion of our growth is expected to come from our December 2009 Bullet acquisition. Our ability to successfully integrate the acquired Bullet operations will depend upon a number of factors and involve risks, some of which are beyond our control. Some of these risks include:

■	unexpected losses of key Bullet employees and customers;

■	difficulties in integrating information technology systems, and processes and procedures of the acquired operations with those of our existing operations; and

■	challenges in managing the increased lanes and services added by Bullet.

One or more significant claims, our failure to adequately reserve for such claims, or the cost of maintaining our insurance for such claims, could have an adverse effect on our results of operations.

We use the services of thousands of transportation companies and their drivers in connection with our transportation operations. From time to time, these drivers are involved in accidents, and goods carried by these drivers are lost or damaged, and the carriers may not have adequate insurance coverage. Such accidents usually result in equipment damage and, unfortunately, can also result in injuries or death. Although these drivers are not our employees and all of these drivers are independent contractors or work for third-party carriers, from time to time claims may be asserted against us for their actions or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, claims for lost or damaged goods, liability claims, or workers’ compensation claims, or unfavorable resolutions of any such claims, could adversely affect our results of operations to the extent claims are not covered by our insurance or such losses exceed our reserves. Significant increases in insurance costs or the inability to purchase insurance as a result of these claims could also reduce our profitability and have an adverse effect on our results of operations.

A significant or prolonged economic downturn, particularly the current downturn in the over-the-road freight sector, or a substantial downturn in our customers’ business, could adversely affect our revenue and results of operations.

The over-the-road freight sector has historically experienced cyclical fluctuations in financial results due to, among other things, economic recession, downturns in business cycles, increasing costs and taxes, fluctuations in energy prices, price increases by carriers, changes in regulatory standards, license and registration fees, interest rate fluctuations, and other economic factors beyond our control. All of these factors could increase the operating costs of a vehicle and impact capacity levels in the over-the-road freight sector. Carriers may charge higher prices to cover higher operating expenses, and our operating income may decrease if we are unable to pass through to our customers the full amount of higher purchased transportation costs. Additionally, economic conditions may adversely affect our customers, their need for our services, or their ability to pay for our services. If the current economic downturn causes a reduction in the volume of freight shipped by our customers, our results of operations could be adversely affected. During 2009, less-than-truckload tonnage in the U.S. over-the-road freight sector decreased 23.2% from 2008.

Fluctuations in the price or availability of fuel, a prolonged continuation in the upward trend of fuel prices, and limitations on our ability to collect less-than-truckload fuel surcharges may adversely affect our results of operations.

We are subject to risks associated with fuel charges from our independent contractors and purchased power in our less-than-truckload and truckload businesses. The tractors operated by our independent contractors and purchased power require large amounts of diesel fuel, and the availability and price of diesel fuel are subject to political, economic, and market factors that are outside of our control. Since 2007, the weekly per-gallon price of diesel fuel has ranged from a high of $4.76 in 2008 to a low of $2.02 in 2009, according to the U.S. Energy Information Administration. The weekly per-gallon price of diesel fuel had risen to $2.94 per gallon by the end of March 2010, reflecting an upward trend from 2009 prices. Our independent contractors and purchased power pass along the cost of diesel fuel to us, and we in turn attempt to pass along some or all of these costs to our customers through fuel surcharge revenue programs. There can be no assurance that our fuel surcharge revenue programs will be effective in the future. Market pressures may limit our ability to assess our fuel surcharges. At the request of our customers, we have at times temporarily capped the fuel surcharges at a fixed percentage pursuant to contractual arrangements that vary by customer. Currently, less than 1% of our customers have contractual arrangements with varying levels of capped fuel surcharges. If fuel surcharge revenue programs, base freight rate increases, or other cost-recovery mechanisms do not offset our exposure to fluctuating fuel costs, our results of operations could be adversely affected.

Our executive officers and key personnel are important to our business, and these officers and personnel may not remain with us in the future.

We depend substantially on the efforts and abilities of our senior management. Our success will depend, in part, on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining executive officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely impact our results of operations.

Seasonal sales fluctuations and weather conditions could have an adverse impact on our results of operations.

The transportation industry is subject to seasonal sales fluctuations as shipments generally are lower during and after the winter holiday season. The productivity of our carriers historically decreases during the winter season because companies have the tendency to reduce their shipments during that time and inclement weather can impede operations. At the same time, our operating expenses could increase because harsh weather can lead to increased accident frequency rates and increased claims. If we were to experience lower-than-expected revenue during any such period, our expenses may not be offset, which could have an adverse impact on our results of operations.

The cost of compliance with, liability for violations of, or modifications to existing or future governmental regulations could adversely affect our business and results of operations.

Our operations are subject to certain federal, state, and local regulatory requirements. These regulations and requirements are subject to change based on new legislation and regulatory initiatives, which could affect the economics of the transportation industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services. The U.S. Department of Transportation, or the DOT, and its agencies, such as the Federal Motor Carrier Safety Administration, and various state and local agencies exercise broad powers over our business, generally governing such activities as engaging in motor carrier operations, freight forwarding, and freight brokerage operations, as well as regulating safety. As a motor carrier authorized by the DOT, we must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing, driver qualification, and hours-of service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment, product handling requirements, and hazardous material requirements. In addition, we must comply with certain safety, insurance, and bonding requirements promulgated by the DOT and various state agencies. Compliance with existing, new, or more stringent measures could disrupt or impede the timing of our deliveries and our ability to satisfy the needs of our customers. In addition, we may experience an increase in operating costs, such as security costs, as a result of governmental regulations that have been and will be adopted in response to terrorist activities and potential terrorist activities. The cost of compliance with existing or future measures could adversely affect our results of operations. Further, we could become subject to liabilities as a result of a failure to comply with applicable regulations.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

From time to time, we arrange for the movement of hazardous materials at the request of our customers. As a result, we are subject to various environmental laws and regulations relating to the handling, transport, and disposal of hazardous materials. If our customers or carriers are involved in an accident involving hazardous materials, or if we are found to be in violation of applicable laws or regulations, we could be subject to substantial fines or penalties, remediation costs, or civil and criminal liability, any of which could have an adverse effect on our business and results of operations. In addition, current and future laws and regulations relating to carbon emissions and the effects of global warming can be expected to have a significant impact on the transportation sector generally and the operations and profitability of some of our carriers in particular, which could adversely affect our business and results of operations.

If our independent contractors are deemed by regulators to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have in the past sought to assert that independent contractors in the trucking industry are employees rather than independent contractors. There can be no assurance that these authorities will not successfully assert this position or that tax laws and other laws that currently consider these persons independent contractors will not change. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Our business model relies on the fact that our independent contractors are independent contractors and not deemed to be our employees, and exposure to any of the above factors could have an adverse effect on our business and results of operations.

If, following the GTS merger, we are unable to maintain and enhance our proprietary technology systems, demand for our services and our revenue could decrease.

Our transportation management services business will rely heavily on our proprietary technology systems to track and store externally and internally generated market data, analyze the capabilities of our carrier network, and recommend cost-

effective carriers in the appropriate transportation mode. To keep pace with changing technologies and customer demands in the future, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology systems in response to these trends. We may be unable to implement the appropriate features and functionality of our technology systems in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue.

Following the GTS merger, we may be required to incur substantial expenses and resources in defending intellectual property litigation against us.

Following the GTS merger, our use of our proprietary technology systems could be challenged by claims that such use infringes, misappropriates, or otherwise violates the intellectual property rights of third parties. GTS does not currently have any patent protection with respect to its technology systems and we cannot be certain that these technologies do not and will not infringe issued patents or other proprietary rights of others. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, and could require us to enter into royalty and licensing agreements, all of which could have an adverse effect on our business following the GTS merger. We may not be able to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from offering the affected services to our customers, which could have an adverse effect on our business and results of operations.

Terrorist attacks, anti-terrorism measures, and war could have broad detrimental effects on our business operations.

As a result of the potential for terrorist attacks, federal, state, and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings, and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors, which could have an adverse effect on our results of operations. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

Our senior management has limited experience managing a public company, and regulatory compliance may divert their attention from the day-to-day management of our business.

Our senior management has limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Obligations associated with being a public company will require substantial attention from our senior management and partially divert their attention away from the day-to-day management of our business, which could adversely impact our operations.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, and other administrative expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules of the Securities and Exchange Commission and the New York Stock Exchange, impose significant corporate governance practices on public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley, it could result in inaccurate financial reporting, sanctions, or securities litigation, or could otherwise harm our business.

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. Prior to becoming a public company, we are not required to be compliant with the requirements of

Section 404. The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent auditor fees during the implementation of these changes and thereafter. We are required to be fully compliant under Section 404 by the end of fiscal 2011, and at that time our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors on our management’s assessment of our internal controls. Completing documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes in a timely, effective or efficient manner could harm our operations, financial reporting or financial results, and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our stockholders, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The expected results from our 2009 Bullet acquisition and the GTS merger may vary significantly from our expectations.

The expected results from the acquired Bullet operations and GTS’ actual 2010 financial results might vary materially from those anticipated by us and disclosed in this prospectus. These expectations are inherently subject to uncertainties and contingencies as well as our assumptions about, among other things, the integration of the Bullet acquisition, purchased transportation costs, new customer growth and existing customer shipping demand, over-the-road freight tonnage levels, the growth in the third-party logistics sector and overall economic conditions. These assumptions may be impacted by factors that are beyond our control. Although we believe that the assumptions underlying our expectations are reasonable, actual results could be materially different.

Risks Related to this Offering

None of the proceeds from this offering will be available to us in the operation of our business.

All of the net proceeds we receive from this offering will be used to reduce our outstanding indebtedness. Accordingly, none of the proceeds will be available to us for acquisitions, capital expenditures, working capital, or other general corporate purposes. We may find it necessary to obtain additional equity or debt financing as we continue to execute our business strategy. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay in this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

■	the gain or loss of customers;

■	introductions of new pricing policies by us or by our competitors;

■	variations in our quarterly results;

■	announcements of technological innovations by us or by our competitors;

■	acquisitions or strategic alliances by us or by our competitors;

■	recruitment or departure of key personnel;

■	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

■	market conditions in our industry, the industries our customers serve, and the economy as a whole.

In addition, public announcements by our competitors concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

Upon the closing of this offering and the consummation of the GTS merger, investment funds affiliated with Thayer | Hidden Creek Partners, L.L.C., which funds are collectively referred to in this prospectus as Thayer | Hidden Creek, will together beneficially own approximately 52% of our outstanding common stock (49.5% if the underwriters’ over-allotment option is exercised) and Eos Partners, L.P. and affiliated investment funds, referred to in this prospectus as Eos, will together beneficially own approximately 13% of our outstanding common stock (12.3% if the underwriters’ over-allotment option is exercised). In addition, four of our directors immediately following this offering will be affiliated with Thayer | Hidden Creek. As a result, these stockholders will have significant influence over the election of our board of directors and our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such a transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders or could limit the price that some investors might be willing to pay in the future for shares of our common stock. The interests of these stockholders may not always coincide with our interests as a company or the interests of our other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

We could be considered a “controlled company” within the meaning of the rules of the New York Stock Exchange.

Upon the closing of this offering and the consummation of the GTS merger (but assuming no exercise of the underwriters’ over-allotment option), Thayer | Hidden Creek will beneficially own more than 50% of our outstanding common stock. As a result, we could be considered a “controlled company” for purposes of Section 303A of the New York Stock Exchange Listed Company Manual and we would be exempt from certain governance requirements otherwise required by the New York Stock Exchange. Under Section 303A, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and is exempt from certain corporate governance requirements, including, among others, the requirement that a majority of the board of directors consist of independent directors. Although we initially expect and intend that a majority of our board of directors will consist of independent directors, we cannot provide assurances that we will not rely on the exemption from this requirement in the future.

The large number of shares eligible for public sale could depress the market price for our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may depress the market price. We will have outstanding approximately 29.5 million shares of common stock after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Substantially all of the remaining approximately 18.9 million shares of common stock will be subject to 180-day lock-up agreements with the underwriters. After the 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with volume restrictions.

Any time after we are eligible to register our common stock on a Form S-3 registration statement under the Securities Act or if we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, certain of our stockholders will be entitled to require us to register our securities owned by them for public sale. Sales of common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

You will incur immediate and substantial dilution in your investment because our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

If you purchase shares in this offering, you will incur immediate and substantial dilution in net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, there will be options and warrants to purchase shares of common stock outstanding upon the completion of this offering that have exercise prices below the initial public offering price. To the extent such options or warrants are exercised in the future, there may be further dilution to new investors.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may make it more difficult or delay attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. In addition, our certificate of incorporation provides for our board to be divided into three classes, serving staggered terms. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. Delaware law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Special Note Regarding Forward-Looking Statements

The statements and information contained in this prospectus that are not purely historical are forward-looking statements. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for 2010 and thereafter; potential acquisitions or strategic alliances; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this prospectus are based on information available to us as of the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors,” which include, but are not limited to, the following:

■	the competitive nature of the transportation industry;

■	our ability to maintain the level of service that we currently provide to our customers;

■	the ability of our carriers to meet our needs and expectations, and those of our customers;

■	our reliance on ICs to provide transportation services to our customers;

■	fluctuations in the levels of capacity in the over-the-road freight sector;

■	our ability to attract and retain sales representatives and brokerage agents;

■	our ability to successfully execute our acquisition strategy;

■	the effects of auto liability, general liability, and workers’ compensation claims;

■	general economic, political, and other risks that are out of our control, including any prolonged delay in a recovery of the U.S. over-the-road freight sector;

■	fluctuations in the price or availability of fuel;

■	our reliance on our executive officers and key personnel;

■	seasonal fluctuations in our business;

■	the costs associated with being a public company and our ability to comply with the internal controls and financial reporting obligations of the SEC and Sarbanes-Oxley;

■	the effects of governmental and environmental regulations; and

■	our ability to maintain, enhance, or protect our proprietary technology systems.

See “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

Use of Proceeds

Assuming an initial public offering price of $15.00 per share, which is the midpoint of the range indicated on the cover of this prospectus, we estimate that we will receive net proceeds of $123.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to use all of the net proceeds of this offering to prepay approximately $49.6 million of the outstanding debt under our credit facility, approximately $42.2 million to retire our senior subordinated notes and accrued interest, and approximately $31.7 million to retire our junior subordinated notes, including prepayment penalties and accrued interest. In addition, we intend to use approximately $33.7 million of borrowings under an anticipated new credit facility, which we anticipate entering into in connection with the consummation of this offering, together with approximately $4.1 million of restricted cash, to retire the approximately $21.4 million remaining balance of existing indebtedness and an aggregate of approximately $11.9 million of outstanding debt under GTS’ credit facility, to pay approximately $1.0 million of refinancing fees, and to pay an aggregate of $3.5 million of transaction fees to terminate management and consulting agreements with certain affiliates concurrent with this offering. See “Certain Relationships and Related Transactions.”

Our current credit facility includes a $50.0 million revolving credit facility, a $40.0 million term note, and a $9.0 million incremental term loan. Our credit facility matures in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the credit agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at our option, prime plus an applicable margin. At December 31, 2009, the weighted average interest rate on our credit facility was 5.4%. Principal is payable in quarterly installments ranging from $1.9 million per quarter in 2010 increasing to $2.4 million per quarter through December 31, 2011. A final payment of the outstanding principal balance is due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of December 31, 2009, we had outstanding letters of credit totaling approximately $4.4 million. As of December 31, 2009, approximately $34.5 million was outstanding under the term loans and $35.7 million was outstanding under the revolving credit facility.

Our senior subordinated notes were issued in an aggregate principal amount at maturity of approximately $36.4 million and will mature on August 31, 2012. Each senior subordinated note includes cash interest of 12% plus a deferred margin, payable quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 3.5% to 7.5% depending on our total leverage calculation, payable at maturity in 2012. As of December 31, 2009, there was $41.1 million in aggregate principal amount of senior subordinated notes outstanding.

Our junior subordinated notes were issued in an aggregate face amount of $19.5 million and will mature February 28, 2013. Our junior subordinated notes include interest of 20% accrued quarterly that is deferred and is added to the principal balance of the note each quarter and is payable at maturity on February 28, 2013. In addition, the junior subordinated notes agreement requires us to pay a premium upon repayment of the junior subordinated notes. The applicable premium is based on the timing of the repayment and begins at 50% of the aggregate principal amount and decreases to 10% over the life of the note. Assuming an offering date of May 10, 2010, we anticipate the prepayment penalty will be approximately $10.6 million and that accrued and unpaid interest will total approximately $1.6 million. As of December 31, 2009, there was $16.8 million in aggregate principal amount of junior subordinated notes outstanding, net of an unaccreted discount of $3.0 million.

GTS’ credit facility consists of a term loan facility of $10.3 million, of which approximately $9.9 million was outstanding as of December 31, 2009, and a five-year revolving credit facility of up to $4.0 million, of which approximately $1.0 million was outstanding as of December 31, 2009. As of December 31, 2009, the weighted average interest rate on GTS’ credit facility was 4.1%.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which are estimated to be approximately $22.3 million. See “Principal and Selling Stockholders.”

Dividend Policy

Historically, we have not paid dividends on our common stock, and we currently do not intend to pay any dividends on our common stock after the completion of this offering. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Our current debt agreements prohibit us from paying dividends without the consent of our lenders.

Capitalization

The following table sets forth our capitalization as of December 31, 2009:

■	on an actual basis, taking into account the 149.314-for-one conversion (in the form of a stock split) of all of our outstanding shares of Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends);

■	as adjusted to reflect the sale of 9,000,000 shares of common stock offered by us at an assumed public offering price of $15.00 per share, which is the midpoint of the range indicated on the cover of this prospectus, the deduction of underwriting discounts and estimated offering expenses, the application of the net proceeds we will receive from the offering in the manner described in “Use of Proceeds;” and the conversion of our Class A common stock, Class B common stock and Series B preferred stock into a single class of newly authorized common stock; and

■	as further adjusted to reflect the GTS merger that will occur simultaneous with the consummation of this offering.

See “Prospectus Summary — The Offering” for information relating to the expected number of shares to be outstanding after this offering, which assumes an offering date of May 10, 2010 and reflects (i) an additional 138,809 shares that are attributable to an acquisition-related increase in outstanding GTS shares subsequent to December 31, 2009, and (ii) an additional 112,541 shares that are attributable to the offering-related conversion of dividends that accrue on our Series B preferred stock subsequent to December 31, 2009.

	As of December 31, 2009
			As Adjusted for
(In thousands, except share data)					Offering and
	Actual		Offering		GTS Merger(a)

Cash and cash equivalents	$667		$667		$2,176	(b)

Restricted cash	$4,066	(c)	$4,066		$–

Debt:
Credit facility	$70,160		$17,380		$–
Senior subordinated notes	41,134		–		–
Junior subordinated notes	16,766	(d)	–		–
New credit facility	–				28,689	(e)

Total debt	128,060		17,380		28,689	(e)

Series A preferred stock subject to mandatory redemption, $.01 par value; 5,000 shares authorized; 5,000 shares issued and outstanding, actual and as adjusted	5,000		5,000		5,000

Redeemable common stock(f):
Class A common stock, $.01 par value; 259,806 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1,740		–		–

Newly issued common stock, $.01 par value; no shares issued and outstanding, actual; 259,806 shares issued and outstanding, as adjusted	–		3,897		3,897

Stockholders’ investment(g):
Series B convertible preferred stock, $.01 par value; 1,791,768 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted(h)	13,950		–		–
Class A common stock, $.01 par value; 14,567,521 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	147		–		–
Class B common stock, $.01 par value; 298,628 shares authorized; 282,502 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	3		–		–
Newly issued common stock, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, actual; 25,932,789 shares issued and outstanding, as adjusted for the offering; 29,024,304 shares issued and outstanding, as adjusted for the offering and GTS merger	–		259		290	(i)
Additional paid-in capital	103,698		238,882	(j)	257,487	(k)
Retained deficit	(597)		(15,677	)(l)	(15,560	)(m)

Total stockholders’ investment	117,201		223,464		242,217

Total capitalization	$252,001		$249,741		$279,803

(a)	The GTS merger is conditioned upon the completion of this offering.

(b)	Reflects the addition of $1.5 million of cash and cash equivalents held by GTS as of December 31, 2009.

(c)	See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus. We intend to use this restricted cash, which is reflected in other noncurrent assets in our consolidated balance sheet, together with borrowings under our anticipated new credit facility, to pay $3.5 million of transaction fees, to pay approximately $1.0 million of refinancing fees, and to retire the remaining balance of our outstanding debt and all of GTS’ outstanding debt.

(d)	We would have been required to pay approximately $29.6 million to retire our junior subordinated notes as of December 31, 2009. The $16.8 million amount shown does not reflect an unaccreted discount of approximately $3.0 million or prepayment penalties of approximately $9.8 million. Assuming an offering date of May 10, 2010, we expect to use approximately $31.7 million of the net proceeds to retire our junior subordinated notes, which amount includes accrued interest subsequent to December 31, 2009.

(e)	Reflects the remaining $17.4 million balance of our outstanding debt following application of the net proceeds of this offering, plus (i) approximately $10.9 million, inclusive of accrued and unpaid interest, outstanding under the GTS credit facility as of December 31, 2009, (ii) $3.5 million of transaction fees payable in connection with this offering, and (iii) $1.0 million of financing fees, partially offset by the application of $4.1 million of restricted cash. The aggregate net amount of $28.7 million will be retired with borrowings under our anticipated new credit facility.

(f)	As indicated in the notes to our consolidated financial statements, certain of our shares of Class A common stock have been classified as redeemable because they must be redeemed if certain employees’ employment with us is terminated due to death or disability. These contractual redemption requirements will continue to be applicable to all of the shares of our newly authorized common stock issued upon the automatic conversion of the redeemable Class A common stock in connection with this offering. In connection with this offering, the approximately $1.7 million carrying value of these shares will be adjusted to their fair value, using the assumed public offering price of $15.00 per share.

(g)	Excludes (i) 2,058,762 shares issuable upon exercise of options outstanding at December 31, 2009 with a weighted average exercise price of $10.98 per share (includes GTS options to be converted into options to acquire shares of our common stock in connection with the GTS merger), and (ii) 4,016,248 shares issuable upon exercise of warrants outstanding at December 31, 2009 with a weighted average exercise price of $11.21 per share.

(h)	The 1,791,768 shares shown as outstanding at December 31, 2009 does not include 290,998 shares issuable upon conversion of Series B preferred stock accrued dividends as of December 31, 2009.

(i)	Reflects the issuance of 3,091,515 shares of our newly authorized common stock pursuant to the GTS merger based on the outstanding shares of GTS common stock as of December 31, 2009. In connection with an acquisition by GTS subsequent to December 31, 2009, GTS’ outstanding shares increased. Accordingly, we will issue an additional 138,809 shares, for an aggregate of 3,230,324 shares, of our common stock pursuant to the GTS merger.

(j)	Reflects the addition of approximately $137.3 million attributable to our sale of 9,000,000 shares in this offering, partially offset by the approximately $2.2 million adjustment of the carrying value of our redeemable common stock from approximately $1.7 million to approximately $3.9 million as described in footnote (f).

(k)	Reflects the net addition of approximately $22.1 million attributable to the GTS merger, partially offset by the $3.5 million of transaction fees to be paid to certain affiliates to terminate certain management and consulting agreements in connection with this offering.

(l)	Reflects a charge of approximately $15.1 million that would have been incurred as of December 31, 2009 in connection with the repayment of our existing indebtedness in connection with this offering, including (i) approximately $9.8 million of prepayment penalties, (ii) the payment of approximately $3.0 million of unaccreted discount on our junior subordinated notes, and (iii) a non-cash write-off of approximately $2.3 million of debt issuance costs in connection with repayment of our existing indebtedness.

(m)	Reflects the addition of approximately $0.3 million attributable to GTS retained earnings, partially offset by a non-cash write-off of approximately $0.2 million of debt issuance costs in connection with the repayment of GTS debt in connection with this offering.

Please read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

Dilution

At December 31, 2009, our net tangible book deficit (our total assets reduced by approximately $210.8 million of goodwill, $1.4 million of other intangible assets, and all liabilities) was approximately $93.3 million, or $5.43 per share. At December 31, 2009, GTS had a net tangible book deficit of approximately $15.5 million. Our pro forma net tangible book deficit as of December 31, 2009 was approximately $108.8 million, or $5.37 per share. Pro forma net tangible book deficit per share represents the amount of our total tangible assets less total liabilities, after giving effect to the GTS merger, divided by the pro forma aggregate number of shares of our common stock outstanding. Pro forma outstanding shares of common stock as of December 31, 2009 gives retroactive effect to (1) the proposed modification of our capital structure in connection with this offering to, among other things, convert our Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends) into a single class of new common stock on a 149.314-for-one basis; and (2) the GTS merger.

Dilution in net tangible book deficit per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 9,000,000 shares at an assumed initial public offering price of $15.00 per share, and after deducting estimated underwriting discounts and our estimated offering expenses, our adjusted pro forma net tangible book deficit at December 31, 2009 would have been approximately $0.4 million, or $0.01 per share. This represents an immediate increase in net tangible book value of $5.36 per share to existing stockholders and an immediate dilution in net tangible book value of $15.01 per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00

Pro forma net tangible book deficit per share as of December 31, 2009	$(5.37)
Increase per share attributable to new investors	5.36

Adjusted pro forma net tangible book value per share after the offering		(0.01)

Dilution per share to new investors		$15.01

The following table summarizes on a pro forma basis as of December 31, 2009, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $15.00 per share, before deducting the estimated underwriting discounts and estimated expenses of this offering.

(In thousands, except share data)	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)	18,683,466	63.8%	$124,270	43.9%	$6.65
New investors	10,600,644	36.2%	159,010	56.1%	$15.00

Total	29,284,110	100.0%	$283,279	100.0%	$9.67

(1)	Represents the shares of our common stock held by our stockholders and to be held by GTS stockholders upon completion of the GTS merger, reduced by the number of shares to be sold by selling stockholders in this offering.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to 12,190,740 shares, or 39.2% of the total number of shares of common stock to be outstanding after this offering.

The discussion and tables above exclude the following:

■	138,809 shares of our common stock that we will issue in connection with the GTS merger attributable to an acquisition-related increase in GTS’ outstanding shares subsequent to December 31, 2009;

■	112,541 shares to be issued upon the offering-related conversion of dividends that accrue on our Series B preferred stock from December 31, 2009 through an assumed offering date of May 10, 2010;

■	1,542,264 shares of our common stock issuable upon the exercise of options with a weighted average exercise price of $11.37 per share;

■	516,498 shares of our common stock issuable upon the exercise of GTS options with a weighted average exercise price of $9.79 per share, which will be converted into options to purchase shares of our common stock upon consummation of the GTS merger; and

■	4,016,248 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $11.21 per share.

The issuance of such shares of common stock will result in further dilution to new investors.

Selected Consolidated Financial and Other Data

The following table sets forth selected consolidated financial and other data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations for the years ended December 31, 2007, 2008, and 2009, and the consolidated balance sheet data as of December 31, 2008 and 2009, are derived from our audited consolidated financial statements included in this prospectus.

(In thousands, except share and per share data)
	Feb. 22, 2005-	Years Ended December 31,
	Dec. 31, 2005(a)	2006(b)	2007	2008	2009

Consolidated Statement of Operations Data:
Revenues	$250,950	$399,441	$538,007	$537,378	$450,351
Purchased transportation costs	180,920	302,296	425,568	432,139	354,069
Personnel and related benefits	33,138	49,716	55,354	55,000	48,255
Other operating expenses	22,280	33,033	37,311	37,539	32,079
Depreciation and amortization	556	1,072	1,840	2,004	2,372
Acquisition transaction expenses	–	–	–	–	374
Restructuring and IPO expenses	646	–	–	3,416	–

Operating income	13,410	13,324	17,934	7,280	13,202
Interest expense on long-term debt	7,529	11,457	13,937	12,352	12,531
Dividends on preferred stock subject to mandatory redemption	–	–	160	200	200
Loss on early extinguishment of debt	3,239	–	1,608	–	–

Income (loss) before provision for (benefit from) income taxes	2,642	1,867	2,229	(5,272)	471
Provision for (benefit from) income taxes	1,190	1,184	1,294	(1,438)	304

Net income (loss)	1,452	683	935	(3,834)	167
Accretion of Series B preferred stock	–	–	–	–	(1,950)

Net income (loss) available to common stockholders	$1,452	$683	$935	$(3,834)	$(1,783)

Weighted average common stock outstanding:
Basic	12,589,410	13,204,882	15,113,563	15,112,667	15,109,830
Diluted	12,589,410	13,204,882	15,133,571	15,112,667	15,109,830
Earnings (loss) per share available to common stockholders:
Basic	$0.12	$0.05	$0.06	$(0.25)	$(0.12)
Diluted	0.12	0.05	0.06	(0.25)	(0.12)
Pro forma diluted earnings per share(c)					0.01
Pro forma diluted earnings per share (as adjusted)(d)					0.26
Consolidated Balance Sheet Data (at end of period):
Total assets	$206,066	$259,711	$255,880	$255,881	$290,835
Total debt (including current maturities)	93,122	116,306	102,420	98,854	128,060 (e)
Series A preferred stock subject to mandatory redemption	–	–	5,000	5,000	5,000
Redeemable common stock	2,150	1,865	1,765	1,740	1,740
Total stockholders’ investment	84,036	102,317	103,870	112,724	117,201
Other Data:
EBITDA(e)	$10,727	$14,396	$18,166	$9,284	$15,574
Capital expenditures	1,531	1,052	1,867	1,098	2,246
Working capital (end of period)	7,171	19,946	15,539	13,467	19,453
Net cash provided by (used in) operating activities	9,119	9,516	12,470	(116)	(56)
Net cash provided by (used in) investing activities	(179,638)	(41,857)	(3,187)	(6,534)	(25,418)
Net cash provided by (used in) financing activities	171,627	34,285	(11,535)	6,346	25,645

(a)	We were formed on February 22, 2005 and acquired all outstanding shares of Dawes Transport at the close of business on March 31, 2005. All outstanding shares of Roadrunner Freight were acquired at the close of business on April 29, 2005 by our controlling stockholder through Thayer LTL Holding Corp., referred to as THC. On June 3, 2005, THC was merged into our company. As such, because we were under common control with Roadrunner Freight as of April 29, 2005, the consolidated statement of operations, consolidated balance sheet, and other data for the periods presented include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005.

(b)	On October 4, 2006, our controlling stockholder, through Sargent Transportation Group, Inc., referred to as STG, acquired all of the outstanding capital stock of a group of companies collectively referred to as Sargent. On March 14, 2007, STG was merged into our company. As such, because we were under common control with Sargent as of October 4, 2006, the consolidated statements of operations, consolidated balance sheet, and other data for the periods presented include the results of Sargent from October 4, 2006.

(c)	Pro forma diluted earnings per share is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock and exercise of any dilutive stock options and warrants.

(d)	Pro forma diluted earnings per share (as adjusted) is computed by dividing net income, adjusted for the elimination of approximately $10.7 million in interest expense and the related tax benefit of approximately $4.1 million, assuming the retirement of approximately $123.5 million of our outstanding debt (including accrued interest and prepayment penalties), by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings per share, but after assuming conversion of our Series B preferred stock (including accrued but unpaid dividends) into shares of our common stock, the exercise of any dilutive stock options and warrants, and the issuance of shares in this offering (all of the proceeds of which issuance will be used to retire our outstanding indebtedness).

(e)	The total debt amount does not include (i) approximately $9.8 million of prepayment penalties we would have incurred as of December 31, 2009 from the repayment of our junior subordinated notes in connection with this offering, or (ii) approximately $3.0 million of unaccreted discount on our junior subordinated notes.

(f)	EBITDA represents earnings before interest, taxes, depreciation, and amortization. Our management uses EBITDA as a supplemental measure in evaluating our operating performance and when determining executive incentive compensation. Our management believes that EBITDA is useful to investors in evaluating our operating performance compared to other companies in our industry because it assists in analyzing and benchmarking the performance and value of our business. The calculation of EBITDA eliminates the effects of financing, income taxes, and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or GAAP. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

■	EBITDA does not reflect our cash expenditures, future requirements for capital expenditures, or contractual commitments;

■	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

■	EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debts;

■	although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

■	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our consolidated financial statements included elsewhere in this prospectus. The following is a reconciliation of EBITDA:

(In thousands)
	Feb. 22, 2005-	Years Ended December 31,
	Dec. 31, 2005	2006	2007	2008	2009

Net income (loss)	$1,452	$683	$935	$(3,834)	$167
Plus: Provision (benefit) for income taxes	1,190	1,184	1,294	(1,438)	304
Plus: Total interest expense	7,529	11,457	14,097	12,552	12,731
Plus: Depreciation and amortization	556	1,072	1,840	2,004	2,372

EBITDA	$10,727	$14,396	$18,166	$9,284	$15,574

The following expenses have not been added to net income (loss) in the calculation of EBITDA above:

(In thousands)
	Feb. 22, 2005-	Years Ended December 31,
	Dec. 31, 2005	2006	2007	2008	2009

Loss on early extinguishment of debt	$3,239	$–	$1,608	$–	$–
Restructuring and IPO expenses	646	–	–	3,416	–
Acquisition transaction expenses	–	–	–	–	374

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources, and other non-historical statements in this discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Company Overview

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including customized and expedited less-than-truckload (LTL), truckload (TL) and intermodal brokerage, and domestic and international air. Following the GTS merger, third-party logistics (3PL) and transportation management solutions (TMS) will be added to our service offering. We utilize a proprietary web-enabled technology system and a broad third-party network of transportation providers, comprised of independent contractors (ICs) and purchased power, to serve a diverse customer base in terms of end market focus and annual freight expenditures. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. Our customized transportation and logistics solutions are designed to allow our customers to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. Our business model is highly scalable and flexible, featuring a variable cost structure that requires minimal investment in transportation equipment and facilities, thereby enhancing free cash flow generation and returns on our invested capital and assets.

Because the GTS merger will not occur until the consummation of this offering, our discussion and analysis of financial condition and results of operations includes only a discussion of our LTL and TL brokerage businesses, which constitute our two reportable operating segments as of December 31, 2009. Segment operating income is the primary profitability measure used by our chief executive officer in assessing segment performance and allocating resources.

Our LTL business, which accounted for approximately 70% of our 2009 revenues, involves the pickup, consolidation, linehaul, deconsolidation, and delivery of LTL shipments throughout the United States and into Mexico, Puerto Rico, and Canada. With a network of 17 leased service centers and over 200 third-party delivery agents, we employ a point-to-point LTL model that we believe represents a competitive advantage over the traditional hub and spoke LTL model in terms of faster transit times, lower incidence of damage, and reduced fuel consumption.

Within our TL brokerage business, which accounted for approximately 30% of our 2009 revenues, we arrange the pickup and delivery of TL freight through our network of nine company dispatch offices and 42 independent brokerage agents primarily located throughout the Eastern United States and Canada. We offer temperature-controlled, dry van, and flatbed services and specialize in the transport of refrigerated foods, poultry, and beverages. We believe this specialization provides consistent shipping volume year-over-year.

Our success principally depends on our ability to generate revenues through our network of sales personnel and independent brokerage agents and to deliver freight safely, on time, and cost-effectively. Customer shipping demand and over-the-road freight tonnage levels, which are subject to overall economic conditions, ultimately drive increases or decreases in revenues. Our ability to operate profitably and generate cash is also impacted by over-the-road freight capacity, pricing dynamics, customer mix, and our ability to manage costs effectively. Within our LTL business, we typically generate revenues by charging our customers a rate based on shipment weight, distance hauled, and commodity type. This amount is typically comprised of a base rate and fuel surcharge. Within our TL brokerage business, we typically charge a flat rate negotiated on each load.

We incur costs that are directly related to the transportation of freight, including purchased transportation costs and commissions paid to our brokerage agents. We also incur indirect costs associated with the transportation of freight that include other operating costs, such as insurance and claims. In addition, we incur personnel-related costs and other operating expenses, collectively discussed herein as other operating expenses, essential to administering our operations. We continually monitor all components of our cost structure and establish annual budgets, which are generally used to benchmark costs incurred on a monthly basis.

Purchased transportation costs within our LTL business represent amounts we pay to ICs or purchased power providers and are generally contractually agreed-upon rates. Purchased transportation costs within our TL brokerage business are typically based on negotiated rates for each load hauled. We pay commissions to each brokerage agent based on a percentage of margin generated. Purchased transportation costs are the largest component of our cost structure and are generally higher as a percentage of revenues within our TL brokerage business than within our LTL business. Our purchased transportation costs typically increase or decrease in proportion to revenues.

Our ability to maintain or grow existing tonnage levels is impacted by overall economic conditions, shipping demand, and over-the-road freight capacity in North America, as well as by our ability to offer a competitive solution in terms of pricing, safety, and on-time delivery. We have experienced significant fluctuations in year-over-year tonnage levels in recent years. According to the ATA, beginning in October 2006, the over-the-road freight sector experienced year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2009, our LTL tonnage decreased 4.6% from 2008, while LTL tonnage in the U.S. over-the-road freight sector declined 23.2% during the same period.

The industry pricing environment also impacts our operating performance. Our LTL pricing is typically measured by billed revenue per hundredweight and is dictated primarily by factors such as average shipment size, shipment frequency and consistency, average length of haul, freight density, and customer and geographic mix. Pricing within our TL brokerage business generally has fewer influential factors than pricing within our LTL business, but is also typically driven by shipment frequency and consistency, average length of haul, and customer and geographic mix. The pricing environment for both our LTL and TL operations generally becomes more competitive during periods of lower industry tonnage levels and increased capacity within the over-the-road freight sector.

The transportation industry is dependent upon the availability of adequate fuel supplies. We experienced significantly higher average fuel prices during 2008 compared to 2009. Our LTL business typically charges a fuel surcharge based on changes in diesel fuel prices compared to a national index. Although revenues from fuel surcharges generally more than offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. The total impact of higher energy prices on other nonfuel-related expenses is difficult to ascertain. We cannot predict future fuel price fluctuations, the impact of higher energy prices on other cost elements, recoverability of higher fuel costs through fuel surcharges, and the effect of fuel surcharges on our overall rate structure or the total price that we will receive from our customers. Depending on the changes in the fuel rates and the impact on costs in other fuel- and energy-related areas, operating margins could be impacted. Whether fuel prices fluctuate or remain constant, our operating income may be adversely affected if competitive pressures limit our ability to recover fuel surcharges. The operating income of our TL brokerage business is not impacted directly by changes in fuel rates as we are able to pass through fuel costs to our customers.

Recent Developments and Outlook

We are in the process of compiling our results for the first quarter of 2010, which includes the full quarter impact of our December 2009 Bullet acquisition described in this prospectus. We expect to report the following results:

	Quarter Ended March 31,
	2009(1)	2010(2)
	(in millions)

Revenues	$104.4	$127.2
Operating income	2.1	6.5
Net income (loss)	(0.6)	1.7
Net income (loss) available to common stockholders	(1.1)	1.2

(1)	Our results for the first quarter of 2009 do not reflect the impact of the December 2009 Bullet acquisition.

(2)	Our results for the first quarter of 2010 do not reflect the impact of this offering.

In December 2009, we acquired certain assets and related operations of Bullet Freight Systems, Inc. The acquired operations had aggregate revenues of approximately $48 million for the period from January 1, 2009 to the acquisition date of December 11, 2009. The impact of Bullet on our net income during that period would have been immaterial. Given identified operating efficiencies and synergies associated with the Bullet integration, we expect the acquired operations to generate approximately $50 million in revenues and contribute over $9 million to our operating income in 2010. These expectations are based upon certain assumptions, which include, but are not limited to, the elimination of corporate overhead costs and operating headquarters that were not acquired or assumed in the Bullet acquisition, the integration of certain of the acquired terminal operations into our existing terminal operations, and revenue growth of approximately 6% resulting primarily from anticipated new customer growth and higher estimated average fuel prices in 2010 as compared with 2009.

In addition, concurrent with the consummation of this offering, we will acquire GTS through the GTS merger. In 2009, GTS had revenues of approximately $35 million. GTS is in the process of compiling its financial results for the first quarter of 2010 and expects to report approximately $14.2 million in revenues and approximately $0.8 million of operating income, as compared with approximately $6.4 million in revenues and approximately break-even operating income from the first quarter of 2009. The first quarter 2010 results reflect GTS’ acquisitions of two businesses in 2009 and an additional business in mid-February 2010. Based upon the outlook for GTS for 2010, including the full year impact of GTS’ recent acquisitions, we expect GTS to generate approximately $60 million in revenues and approximately $5 million in operating income for 2010. These expectations are based upon certain assumptions, which include but are not limited to inclusion for the full year of operating results for the acquisitions completed by GTS, combined revenue growth of approximately 12% primarily due to new customer growth, and purchased transportation costs as a percentage of revenues consistent with historical levels attained in the final three fiscal quarters of 2009. As a result of the common control of both GTS and our company, following the GTS merger our results of operations will include the results of GTS from February 29, 2008.

THE FORWARD-LOOKING EXPECTATIONS SET FORTH ABOVE ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO UNCERTAINTIES AND CONTINGENCIES, SOME OF WHICH ARE BEYOND OUR CONTROL. ALTHOUGH OUR EXPECTATIONS REFLECT THE MOST RELEVANT AND UP-TO-DATE INFORMATION AVAILABLE TO US, THERE MAY BE MATERIAL DIFFERENCES BETWEEN ACTUAL AND EXPECTED RESULTS AND THIS INFORMATION SHOULD NOT BE RELIED UPON AS BEING NECESSARILY INDICATIVE OF FUTURE RESULTS. NEITHER OUR MANAGEMENT NOR ANY OF OUR REPRESENTATIVES INTENDS TO UPDATE OR OTHERWISE REVISE THESE EXPECTATIONS TO REFLECT NEW CIRCUMSTANCES, AND WE WILL NOT REFER BACK TO THESE EXPECTATIONS IN OUR FUTURE PERIODIC REPORTS FILED WITH THE SEC. NEITHER OUR INDEPENDENT AUDITORS, NOR ANY OTHER INDEPENDENT ACCOUNTANTS, HAVE COMPILED, EXAMINED, OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE PROSPECTIVE EXPECTATIONS SET FORTH ABOVE, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, SUCH EXPECTATIONS. SEE RISK FACTOR “THE EXPECTED RESULTS FROM OUR 2009 BULLET ACQUISITION AND THE GTS MERGER MAY VARY SIGNIFICANTLY FROM OUR EXPECTATIONS” IN “RISK FACTORS.”

Following this offering we expect to incur reduced interest expense primarily attributable to the reduction of approximately $123.5 million of our outstanding indebtedness. This reduction in interest expense is expected to be partially offset by the incurrence of additional indebtedness in connection with the GTS merger. In addition, in connection with the refinancing, we will incur a one-time charge, expected to be recognized in the second quarter of 2010 when this offering is completed, of approximately $15.2 million. This charge consists of (i) approximately $10.6 million of prepayment penalties, (ii) the payment of approximately $2.6 million of unaccreted discount on our junior subordinated notes, and (iii) the non-cash write-off of approximately $2.0 million of deferred debt issuance costs.

We are a private company and are not currently required to prepare or file periodic and other reports with the SEC under the applicable U.S. federal securities laws or to comply with the requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002. Following this offering we will be required to implement additional corporate governance practices and to adhere to a variety of reporting requirements and accounting rules. Compliance with these and other Sarbanes-Oxley Act obligations will require significant time and resources from management and will increase our legal, insurance, and financial compliance costs. We anticipate that we will incur approximately $1.0 million in additional annual legal, insurance, and financial compliance costs related to Sarbanes-Oxley Act compliance and other public company expenses.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statement of operations data and such statement of operations data expressed as a percentage of total revenue.

(In thousands)	Years Ended December 31,
	2007		2008		2009

Revenues	$538,007	100.0%	$537,378	100.0%	$450,351	100.0%
Purchased transportation costs	425,568	79.1%	432,139	80.4%	354,069	78.6%
Personnel and related benefits	55,354	10.3%	55,000	10.2%	48,255	10.7%
Other operating expenses	37,311	6.9%	37,539	7.0%	32,079	7.1%
Depreciation and amortization	1,840	0.3%	2,004	0.4%	2,372	0.5%
Acquisition transaction expenses	–	0.0%	–	0.0%	374	0.1%
Restructuring and IPO expenses	–	0.0%	3,416	0.6%	–	0.0%

Operating income	17,934	3.3%	7,280	1.4%	13,202	2.9%
Interest expense	14,097	2.6%	12,552	2.3%	12,731	2.8%
Loss on early extinguishment of debt	1,608	0.3%	–	0.0%	–	0.0%

Income (loss) before provision for income taxes	2,229	0.4%	(5,272)	(1.0)%	471	0.1%
Provision (benefit) for income taxes	1,294	0.2%	(1,438)	(0.3)%	304	0.1%

Net income (loss)	$935	0.2%	$(3,834)	(0.7)%	$167	0.0%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Revenues decreased by $87.0 million, or 16.2%, to $450.4 million during 2009 from $537.4 million during 2008. Despite adding over 6,000 new LTL customers in 2009 (excluding customers added in connection with the Bullet acquisition), LTL revenues decreased by $50.4 million, or 13.8%, to $316.1 million during 2009 from $366.5 million during 2008. This was primarily a result of declines in over-the-road freight tonnage, a competitive pricing environment, and declines in diesel fuel prices. During 2009, our LTL tonnage decreased 4.6% from 2008, while LTL tonnage in the U.S. over-the-road freight sector declined 23.2% during the same period. Our LTL tonnage decline compared to prior-year levels abated in each of the first three quarters of 2009 and we experienced tonnage growth of 0.6% during October 2009, 14.0% during November 2009, and 24.6% during December 2009 over prior-year levels. This trend resulted primarily from a 19% increase in our monthly average number of LTL customers during 2009 compared to 2008. We believe that this trend will continue and favorably impact our results in 2010. In that regard, our monthly average number of LTL customers increased 25% during the first quarter of 2010 over to the same period in 2009. In 2009, our LTL revenue per hundredweight, including fuel surcharges, decreased 9.7% from 2008, while LTL revenue per hundredweight in the U.S. over-the-road freight sector declined 12.1% during the same period. TL brokerage revenues declined by $36.6 million, or 21.4%, to $134.8 million during 2009 from $171.4 million during 2008, primarily due to market tonnage declines, a competitive pricing environment, and declines in diesel fuel prices from historic highs experienced in 2008. We partially offset these market factors by continuing to expand our TL brokerage agent network from 24 agents as of June 30, 2008 to 42 agents as of December 31, 2009. We believe this will enhance our TL brokerage revenue growth in the future.

Purchased Transportation Costs

Purchased transportation costs decreased by $78.0 million, or 18.1%, to $354.1 million during 2009 from $432.1 million during 2008. LTL purchased transportation costs decreased by $43.7 million, or 15.6%, to $235.6 million during 2009 from $279.3 million during 2008, and decreased as a percentage of LTL revenues to 74.5% from 76.2%. Lower freight density and lower revenue per hundredweight were more than offset by our cost reduction initiatives, such as terminal consolidations and targeted rate negotiations with our third-party transportation network. TL brokerage purchased transportation costs decreased by $34.3 million, or 22.4%, to $119.1 million during 2009 from $153.4 million during 2008. As a percentage of TL brokerage revenues, this decrease represents a modest improvement to 88.3% from 89.5%.

Other Operating Expenses

Other operating expenses (which, in this paragraph, reflects the sum of the personnel and related benefits, other operating expenses, acquisition transaction expenses, and restructuring and IPO expenses line items from the “Results of Operations” table above) decreased by $15.3 million, or 15.9%, to $80.7 million during 2009 from $96.0 million during 2008. Within our LTL business, other operating expenses decreased by $11.1 million, or 13.7%, to $69.4 million during 2009 from $80.5 million during 2008. Due to our scalable operating model and targeted cost reduction initiatives, LTL other operating expenses as a percentage of LTL revenues in 2009 remained consistent with 2008 at 22.0%, despite $0.4 million of non-recurring expenses related to the Bullet acquisition in 2009. Within our TL brokerage business, other operating expenses declined $1.0 million, or 8.6%, to $10.8 million during 2009 from $11.8 million during 2008. As a percentage of TL brokerage revenues, this represents an increase to 8.0% from 6.9% and is primarily due to revenue declines resulting from declines in TL industry tonnage and pricing, including fuel costs, as well as increased investment in our TL brokerage agent recruitment efforts. Other operating expenses that were not allocated to our LTL or TL brokerage businesses declined by $3.2 million to $0.5 million during 2009 from $3.7 million during 2008. The $0.5 million incurred during 2009 represents stock-based compensation expense. Of the $3.7 million incurred during 2008, $0.4 million represents management fees that were subsequently waived, $0.7 million represents stock-based compensation expense, and the remaining $2.6 million represents expenses incurred in 2008 as a result of our postponed IPO efforts.

Depreciation and Amortization

Depreciation and amortization increased to $2.4 million during 2009 from $2.0 million during 2008. Within our LTL business, depreciation and amortization increased by $0.3 million to $1.7 million during 2009 from $1.4 million during 2008, primarily as a result of our decision to replace high cost leased trailers with used trailers. While we do not own the tractors and other powered transportation equipment used to transport our customers’ freight, we own approximately 900 trailers for use in local city pickup and delivery. The depreciation related to these trailers was $0.4 million during 2009. Depreciation and amortization within our TL brokerage business increased by $0.1 million to $0.7 million during 2009 from $0.6 million during 2008.

Operating Income

Operating income increased by $5.9 million, or 81.3%, to $13.2 million during 2009 from $7.3 million in 2008. As a percentage of revenues, operating income increased to 2.9% during 2009 from 1.4% during 2008. Within our LTL business, operating income increased by $4.0 million, or 75.0%, to $9.4 million during 2009 from $5.4 million during 2008, which represents an increase as a percentage of LTL revenues to 3.0% during 2009 from 1.5% during 2008. Operating income within our TL brokerage business decreased by $1.3 million, or 22.9%, to $4.3 million during 2009 from $5.6 million during 2008. This represents a slight decline as a percentage of TL brokerage revenues to 3.2% during 2009 from 3.3% during 2008. As discussed above, other operating expenses that were not allocated to our LTL or TL brokerage businesses declined by $3.2 million to $0.5 million during 2009 from $3.7 million during 2008. This positively impacted our operating income by $3.2 million during 2009.

Interest Expense

Interest expense was relatively flat from 2008 to 2009, increasing modestly to $12.7 million during 2009 from $12.6 million during 2008.

Income Tax

Income tax provision was $0.3 million during 2009 compared to a benefit of $1.4 million during 2008. The effective tax rate was 64.5% during 2009 compared to a benefit of 27.3% during 2008. The effective income tax rate in each year varies from the federal statutory rate of 35.0% primarily due to state and Canadian income taxes as well as the impact of items causing permanent differences, the largest of which are meals and entertainment.

Net Income (Loss) Available to Common Stockholders

Net loss available to common stockholders decreased by $2.1 million to $1.8 million during 2009 from a net loss of $3.8 million during 2008. Net loss available to common stockholders in 2009 was impacted by $2.0 million of accretion of Series B preferred stock dividends. Upon completion of this offering, the shares of Series B preferred stock will be converted into shares of our common stock and such accretion will be eliminated as of the date of conversion.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenues decreased by $0.6 million, or 0.1%, to $537.4 million during 2008 from $538.0 million during 2007. Despite declines in over-the-road freight tonnage and a competitive pricing environment, LTL revenues increased by $4.7 million, or 1.3%, to $366.5 million from $361.8 million in 2007. This increase was primarily due to net new business awards and fuel price increases that more than offset industry declines in pricing and tonnage. TL brokerage revenues declined $4.9 million, or 2.8%, to $171.4 million during 2008 from $176.3 million during 2007. This was primarily due to market tonnage declines and a competitive pricing environment, partially offset by higher fuel prices.

Purchased Transportation Costs

Purchased transportation costs increased by $6.5 million, or 1.5%, to $432.1 million during 2008 from $425.6 million during 2007. LTL purchased transportation costs increased by $10.3 million, or 3.8%, to $279.3 million during 2008 from $269.0 million during 2007 and increased as a percentage of LTL revenues to 76.2% in 2008 from 74.3% in 2007. Increases in fuel costs paid to carriers and lower freight density were partially offset by targeted cost reduction initiatives implemented during 2007 to streamline our cost structure and enhance our position in the event of a market rebound. These initiatives included increasing our recruitment and utilization of ICs where more cost-effective, improving carrier selection tools within our technology system, renegotiating more favorable contracts with delivery agents, and increasing the number of deliveries direct to end users and through our service centers. TL brokerage purchased transportation costs decreased by $3.3 million, or 2.1%, to $153.4 million during 2008 from $156.7 million during 2007. As a percentage of TL brokerage revenues, this represented a modest increase to 89.5% during 2008 from 88.9% during 2007.

Other Operating Expenses

Other operating expenses (which, in this paragraph, reflects the sum of personnel and related benefits, other operating expenses, acquisition transaction expenses, and restructuring and IPO expenses line items from the “Results of Operations” table above) increased by $3.3 million, or 3.6%, to $96.0 million during 2008 from $92.7 million during 2007. Other operating expenses within our LTL business increased modestly by $0.1 million to $80.5 million during 2008 from $80.4 million in 2007. This was primarily as a result of non-recurring restructuring expenses related to the implementation of cost reduction initiatives, partially offset by increased operating efficiency and savings under a consolidated insurance program. Within our

TL brokerage business, other operating expenses increased by $0.6 million to $11.8 million during 2008 from $11.2 million during 2007, primarily as a result of further investment in TL brokerage agent recruitment efforts. Other operating expenses that were not allocated to our LTL or TL brokerage businesses increased by $2.6 million to $3.7 million during 2008 from $1.1 million during 2007. Of the $1.1 million incurred during 2007, $0.4 million represents management fees that were subsequently waived and $0.7 million represents stock-based compensation expense. Of the $3.7 million incurred during 2008, $0.4 million represents management fees that were subsequently waived, $0.7 million represents stock-based compensation expense, and the remaining $2.6 million represents expenses incurred in 2008 as a result of our postponed IPO efforts.

Depreciation and Amortization

Depreciation and amortization increased by $0.2 million to $2.0 million during 2008 from $1.8 million during 2007. Within our LTL business, depreciation and amortization increased modestly to $1.4 million during 2008 from $1.2 million during 2007. TL brokerage depreciation and amortization was $0.6 million in both years.

Operating Income

Operating income decreased by $10.6 million, or 59.4%, to $7.3 million in 2008 from $17.9 million during 2007. As a percentage of revenues, operating income decreased to 1.4% during 2008 from 3.3% during 2007. Within our LTL business, operating income decreased by $5.8 million to $5.4 million during 2008 from $11.2 million during 2007, which represents a decline as a percentage of LTL revenues to 1.5% during 2008 from 3.1% during 2007. Operating income within our TL brokerage business decreased by $2.2 million to $5.6 million during 2008 from $7.8 million during 2007. This represents a decline as a percentage of TL brokerage revenues to 3.3% during 2008 from 4.4% during 2007. As discussed above, other operating expenses that were not allocated to our LTL or TL brokerage businesses increased by $2.6 million to $3.7 million during 2008 from $1.1 million during 2007. This negatively impacted our operating income by $2.6 million during 2008.

Interest Expense and Loss on Early Extinguishment of Debt

Interest expense decreased by $1.5 million, or 11.0%, to $12.6 million during 2008 from $14.1 million during 2007.

Loss on early extinguishment of debt of $1.6 million during 2007 relates to the refinancing on March 14, 2007 in conjunction with our merger with Sargent.

Income Tax

Income tax benefit was $1.4 million during 2008 compared to a provision of $1.3 million during 2007. The effective tax rate was a benefit of 27.3% during 2008 compared to 58.1% during 2007. The effective income tax rate in each year varies from the federal statutory rate of 35.0% primarily due to state and Canadian income taxes and due to the impact of items causing permanent differences , the largest of which are meals and entertainment.

Net Income Available to Common Stockholders

Net income decreased by $4.7 million to a net loss of $3.8 million during 2008 from net income of $0.9 million during 2007.

Liquidity and Capital Resources

Historically, our primary sources of cash have been borrowings under our revolving credit facility, sales of subordinated notes, equity contributions, and cash flow from operations. Our primary cash needs are to fund normal working capital requirements, to finance capital expenditures and to repay our indebtedness. As of December 31, 2009, we had $0.7 million in cash and cash equivalents, $19.5 million in working capital, and $4.4 million of availability under our credit facility.

We intend to use all of the net proceeds of this offering to prepay approximately $49.6 million of the outstanding debt under our existing credit facility described below, approximately $42.2 million to retire our senior subordinated notes and accrued interest, and approximately $31.7 million to retire our junior subordinated notes, including prepayment penalties and accrued interest. In addition, we intend to use approximately $33.7 million of borrowings under an anticipated new credit facility described below, which we anticipate entering into in connection with the consummation of this offering, together with approximately $4.1 million of restricted cash, to retire the approximately $21.4 million remaining balance of our existing indebtedness and an aggregate of approximately $11.9 million of outstanding debt under GTS’ credit facility, to pay approximately $1.0 million of refinancing fees, and to pay an aggregate of $3.5 million of transaction fees to terminate management and consulting agreements with certain affiliates concurrent with this offering. See “Certain Relationships and Related Transactions.” As a result, immediately following this offering and the GTS merger, we will not have any outstanding debt except for the approximately $33.7 million of estimated borrowings under the new credit facility.

In addition to the contractual obligations described below, we expect that our and GTS’ 2010 capital expenditures will total approximately $2.0 million. We may also be required to pay up to $3.5 million in contingent cash consideration pursuant to the agreement governing the February 2008 acquisition of the operating subsidiaries of GTS. Moreover, we may be required to make aggregate contingent payments of $3.0 million to former owners of businesses that were recently acquired by GTS. Such contingent payments would be paid using funds from our operations or borrowings under our new credit facility.

Although we can provide no assurances, the net proceeds from this offering, together with amounts available under our anticipated new credit facility, net cash provided by operating activities, and available cash and cash equivalents should be adequate to finance working capital and planned capital expenditures for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing as we continue to execute our business strategy. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Cash Flow

A summary of operating, investing and financing activities are shown in the following table:

(In thousands)	Years Ended December 31,
	2007	2008	2009

Net cash provided by (used in):
Operating activities	$12,470	$(116)	$(56)
Investing activities	(3,187)	(6,534)	(25,418)
Financing activities	(11,535)	6,346	25,645

Net change in cash and cash equivalents	$(2,252)	$(304)	$171

Cash Flows from Operating Activities

Cash provided by (used in) our operating activities primarily consists of net income (loss) adjusted for certain non-cash items, including depreciation and amortization, loss on early extinguishment of debt, deferred interest, share-based compensation, provision for bad debts, deferred taxes and the effect of changes in working capital and other activities.

Cash used in operating activities was $0.1 million during the year ended December 31, 2009 and consisted of $0.2 million of net income plus $7.4 million of non-cash items, consisting primarily of depreciation and amortization, deferred interest and deferred taxes, less $7.7 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities during 2009 reflected a $4.7 million increase in accounts receivable, a $1.4 million increase in prepaid expenses and other assets, a $2.1 million decrease in accounts payable and accrued expenses, and a $0.5 million increase in other liabilities.

Cash Flows from Investing Activities

Cash used in investing activities was $25.4 million during 2009 compared to cash used of $6.5 million during 2008. Our 2009 cash used in investing activities reflects our December 2009 acquisition of certain assets of Bullet Freight Systems, Inc. for $24.2 million, the release of $0.9 million of restricted assets for covenant compliance purposes as well as $2.2 million of capital expenditures used to support our operations.

Cash Flows from Financing Activities

Cash provided by financing activities was $25.6 million during 2009 compared to cash provided of $6.3 million during 2008. Our 2009 cash provided by financing activities reflects our net borrowings of $25.5 million for the Bullet acquisition and $0.1 million for working capital and general corporate purposes.

Existing Credit Facility

On March 14, 2007, we entered into an amended and restated credit agreement, which has been amended since that time and is collectively referred to as our credit facility. Our credit facility is secured by all of our assets and includes a $50.0 million revolving credit facility, a $40.0 million term note, and a $9.0 million incremental term loan. Our credit facility matures in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the credit agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at our option, prime plus an applicable margin. Principal is payable in quarterly installments ranging from $1.9 million per quarter in 2010 increasing to $2.4 million per quarter through December 31, 2011. A final payment of the outstanding principal balance is due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of December 31, 2009, we had outstanding letters of credit totaling approximately $4.4 million. As of December 31, 2009, approximately $34.5 million was outstanding under the term loans and $35.7 million was outstanding under the revolving credit facility. In addition, we had approximately $4.4 million available under the revolving credit facility as of December 31, 2009. Our credit facility also includes covenants that require us to, among other things, maintain a specified fixed charge coverage ratio and maximum total leverage levels. We were in compliance with all debt covenants as of December 31, 2009.

New Credit Facility

In April 2010, we and U.S. Bank National Association signed a commitment letter with respect to a new five-year $55 million revolving credit facility effective upon the consummation of this offering. We currently expect to use approximately $33.7 million of borrowings under the new facility, together with the net proceeds from this offering and our restricted cash, to retire all of our and GTS’ outstanding debt, as well as pay approximately $4.5 million of transaction expenses. Borrowings under the credit facility will be subject to a borrowing base equal to 85% of eligible accounts receivable. We anticipate that our new revolving credit facility will be (i) jointly and severally guaranteed by each of our subsidiaries; (ii) secured by a first priority lien on substantially all of our subsidiaries’ tangible and intangible personal property; and (iii) secured by a pledge of all of the capital stock of our subsidiaries.

We also expect that our new revolving credit facility will require us to meet financial tests, including a minimum fixed charge coverage ratio and a maximum cash flow leverage ratio. In addition, our new revolving credit facility will contain negative covenants limiting, among other things, additional indebtedness, capital expenditures, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matters customarily restricted in such agreements. Our new revolving credit facility will contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the new revolving credit facility to be in full force and effect, and a change of control of our business.

Our borrowings under the new revolving credit facility will bear interest at LIBOR plus the applicable LIBOR margin of 2.5% - 3.0%, or the stated base rate plus the applicable base rate margin of 1.5% - 2.0%. The applicable margins with respect to the revolving credit facility will vary from time to time in accordance with agreed upon pricing grids based on our total cash flow leverage ratio.

Subordinated Debt

Our senior subordinated notes were issued in an aggregate principal amount at maturity of approximately $36.4 million and will mature on August 31, 2012. Each senior subordinated note includes cash interest of 12% plus a deferred margin, payable quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 3.5% to 7.5% depending on our total leverage calculation, payable at maturity in 2012. As of December 31, 2009, there was $41.1 million in aggregate principal amount of senior subordinated notes outstanding.

Our junior subordinated notes were issued in an aggregate face amount of $19.5 million and will mature February 28, 2013. Our junior subordinated notes include interest of 20% accrued quarterly that is deferred and is added to the principal balance of the note each quarter and is payable at maturity on February 28, 2013. In addition, the junior subordinated notes agreement requires us to pay a premium upon repayment of the junior subordinated notes. The applicable premium is based on the timing of the repayment and begins at 50% of the aggregate principal amount and decreases to 10% over the life of the note. As of December 31, 2009, there was $16.8 million in aggregate principal amount of junior subordinated notes outstanding, net of an unaccreted discount of $3.0 million.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations:

(In thousands)
	Payments Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

Long-term debt(a)	$180,597	$16,061	$124,291	$40,245	$–
Capital leases	960	427	427	106	–
Operating leases	29,980	6,274	9,867	7,225	6,614
Preferred stock subject to mandatory redemption	5,583	200	5,383	–	–

Total	$217,120	$22,962	$139,968	$47,576	$6,614

(a)	We expect to retire all of our existing indebtedness and enter into a new revolving credit facility in connection with this offering. We expect that our outstanding indebtedness under our new revolving credit facility will total approximately $33.7 million immediately after this offering, all of which will be due and payable on the fifth anniversary of this offering.

Contractual obligations for long-term debt include required principal and interest payments on our credit facility, senior subordinated notes, and junior subordinated notes. The interest rates on these long-term debt obligations are variable and the amounts in the table represent payments on the credit facility, senior subordinated notes, and junior subordinated notes assuming rates of 5.4%, 18.5%, and 20.0% respectively, as were in effect on December 31, 2009.

Borrowings under the credit facility bear interest at a floating rate and may be maintained as alternate base rate loans or as LIBOR rate loans. Alternate base rate loans bear interest at (1) the Federal Funds Rate plus 0.5%, (2) the prime rate plus the applicable base rate margin, which margin is 1% to 3.5%, and (3) the LIBOR rate for a 30-day interest period plus 1%. LIBOR rate loans bear interest at the LIBOR rate, as described in the credit facility, plus the applicable LIBOR rate margin, which margin is 2.5% to 5%. At December 31, 2009, the weighted average interest rate on our credit facility was 5.4%. Our senior subordinated notes include cash interest of 12% plus a deferred margin that is treated as payment of deferred interest and is added to the principal balance of the notes each quarter. The deferred interest ranges from 3.5% to 7.5% depending on our total leverage calculation. Our junior subordinated notes include interest of 20% accrued quarterly that is deferred and is added to the principal balance of the note each quarter and is payable at maturity on February 2013.

The table does not reflect our planned use of proceeds from this offering to reduce outstanding indebtedness or to pay transaction fees of $3.5 million to certain of our affiliates in connection with this offering. See “Use of Proceeds.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than operating leases as disclosed in the table of Contractual Obligations.

Seasonality

The transportation industry is subject to seasonal sales fluctuations as shipments generally are lower during and immediately after the winter holiday season because shippers generally tend to reduce the number of shipments during that time. This is because merchandise to be sold or used during the holiday season is generally manufactured, shipped, and delivered before the holiday season. In addition, inclement weather can impede operations and increase operating expenses because harsh weather can lead to increased accident frequency and increased claims. For these reasons, transportation sales have historically been higher in the third quarter of the calendar year than in the fourth quarter.

Effects of Inflation

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results as inflationary increases in fuel and labor costs have generally been offset through fuel surcharges and price increases.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Risk

In our LTL and TL businesses, our primary market risk centers on fluctuations in fuel prices, which can affect our profitability. Diesel fuel prices fluctuate significantly due to economic, political, and other factors beyond our control. Our ICs and purchased power pass along the cost of diesel fuel to us, and we in turn attempt to pass along some or all of these costs to our customers through fuel surcharge revenue programs. There can be no assurance that our fuel surcharge revenue programs will be effective in the future. Market pressures may limit our ability to pass along our fuel surcharges.

Interest Rate Risk

We have exposure to changes in interest rates on our revolving credit facility and term notes. The interest rate on these credit facilities fluctuates based on the prime rate or LIBOR plus an applicable margin. Assuming the $50.0 million revolving credit facility was fully drawn, a 1.0% increase in the borrowing rate would increase our annual interest expense by $0.5 million. We do not use derivative financial instruments for speculative trading purposes and are not engaged in any interest rate swap agreements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions. In certain circumstances, those estimates and assumptions can affect amounts reported in the accompanying financial statements and related footnotes. In preparing our financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. Application of the accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The following is a brief discussion of our critical accounting policies and estimates.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the estimated fair value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is tested for impairment at least annually in our second quarter using a two-step process that begins with an estimation of the fair value at the “reporting unit” level. Our reporting units are our operating segments as this is the lowest level for which discrete financial information is prepared and regularly reviewed by management. The impairment test for goodwill involves comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is required to measure the goodwill impairment loss. The second step includes hypothetically valuing all the tangible and intangible assets of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying amount. For purposes of our impairment test, the fair value of our reporting units are calculated based upon an average of an income fair value approach and market fair value approach. Based on these tests, we have concluded that the fair value for all reporting units is substantially in excess of the respective reporting unit’s carrying value. Accordingly, no goodwill impairments were identified in 2009, 2008, or 2007.

Other intangible assets recorded consist of two definite lived customer lists. We evaluate our other intangible assets for impairment when current facts or circumstances indicate that the carrying value of the assets to be held and used may not be recoverable. No indicators of impairment were identified in 2009, 2008, or 2007.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. The determination of a valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. In making such a determination, all available positive and negative evidence, scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations, is considered. When evaluating the need for a valuation allowance as of December 31, 2009 and 2008, we considered that we achieved cumulative net income before provision for income taxes for the most recent three years, after considering the impact of offering expenses. Further, we expect to achieve cost savings from the restructuring and synergies related to the Bullet acquisition that will further increase our ability to realize the benefits of the net operating loss carry forwards. The tax deductibility of the goodwill related to our acquisitions will reduce taxable income in future years; however, under our current structure, we estimate that we will generate taxable income in 2010 and will utilize all existing net operating losses carry forwards before their expiration. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations. At December 31, 2009 and 2008, there was no valuation allowance recorded.

At December 31, 2009, we had $37.1 million of gross federal net operating losses which are available to reduce federal income taxes in future years and expire in the years 2025 through 2029. We are subject to federal and state tax examinations for all tax years subsequent to December 31, 2005. Although the pre-2006 years are no longer subject to examinations by the Internal Revenue Service and various state taxing authorities, NOL carryforwards generated in those years may still be adjusted upon examination by the IRS or state taxing authorities if they have been or will be used in the future.

As of December 31, 2009, we had no unrecognized tax benefits recorded and no income tax related interest or penalties accrued. It is our policy to recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense.

Revenue Recognition

LTL revenue is recorded when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; and collection of revenue is reasonably assured. We use a percentage of completion method to recognize revenue, which results in an allocation of revenue between reporting periods based on the distinctive phases of each LTL transaction completed in each reporting period, with expenses recognized as incurred. In accordance with ASC 605-20-25-13, management believes that this is the most appropriate method for LTL revenue recognition based on the multiple distinct phases of a typical LTL transaction, which is in contrast to the single phase of a typical TL transaction.

TL revenue is recorded when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and our obligation to fulfill a transaction is complete and collection of revenue is reasonable assured. This occurs when we complete the delivery of a shipment.

We recognize revenue on a gross basis, as opposed to a net basis, because we bear the risks and benefits associated with revenue-generated activities by, among other things, (1) acting as a principal in the transaction, (2) establishing prices, (3) managing all aspects of the shipping process and (4) taking the risk of loss for collection, delivery and returns.

Recent Accounting Pronouncements

The issuance by the Financial Accounting Standards Board (FASB) of the Accounting Standards Codification (the Codification) on July 1, 2009 (effective for our fiscal year 2009) changes the way that accounting principles generally accepted in the United States (GAAP) are referenced. Beginning on that date, the Codification officially became the single source of authoritative nongovernmental GAAP. The change affects the way we refer to GAAP in our financial statements and accounting policies. All existing standards that were used to create the Codification were superseded.

In December 2007, the FASB issued authoritative accounting guidance which significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development, and restructuring costs. We adopted this accounting pronouncement in fiscal year 2009 and are applying the accounting treatment for business combinations on a prospective basis.

Business

Introduction

We are a leading non-asset based transportation and logistics services provider offering a full suite of solutions, including customized and expedited LTL, TL and intermodal brokerage, and domestic and international air. Following the GTS merger, third-party logistics and transportation management solutions will be added to our services. We utilize a proprietary web-enabled technology system and a broad third-party network of transportation providers, comprised of ICs and purchased power, to serve a diverse customer base in terms of end market focus and annual freight expenditures. Although we service large national accounts, we primarily focus on small to mid-size shippers, which we believe represent an expansive and underserved market. Our customized transportation and logistics solutions are designed to allow our customers to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service. Our business model requires minimal investment in transportation equipment and facilities, thereby enhancing free cash flow generation and returns on our invested capital and assets. Further, our business model is highly scalable and flexible, featuring a variable cost structure that helped contribute to the growth of our operating income and our improvement from a net loss of approximately $3.8 million in 2008 to net income of approximately $0.2 million in 2009 despite the recent economic downturn.

According to the ATA, beginning in October 2006, the over-the-road freight sector experienced year-over-year declines in tonnage, primarily reflecting a weakening freight environment in the U.S. construction, manufacturing, and retail sectors. During 2009, our less-than-truckload tonnage decreased 4.6% from 2008, while less-than-truckload tonnage in the U.S. over-the-road freight sector declined 23.2% during the same period. Throughout this downturn, we have actively managed our less-than-truckload business by adding new customers and streamlining our cost structure to enhance our operating efficiency and improve margins. We believe our variable cost, non-asset based operating model serves as a competitive advantage and allows us to provide our customers with cost-effective transportation solutions regardless of broader economic conditions. We believe we are well-positioned for continued growth, profitability, and market share expansion as an anticipated rebound occurs in the over-the-road freight sector.

Our History

We were formed in February 2005 for the purpose of acquiring Dawes Transport. Dawes Transport was established in Milwaukee, Wisconsin in 1981 to provide LTL service primarily between the Midwest and West Coast using a blend of purchased power and ICs. Shortly thereafter, Roadrunner Freight, a provider of LTL services similar to Dawes Transport in scale and customer mix, but utilizing primarily purchased power, was acquired by a company sponsored by Thayer | Hidden Creek and other stockholders. In June 2005, the parent holding company of Roadrunner Freight was merged with and into us. As a result, Dawes Transport and Roadrunner Freight became our wholly owned subsidiaries as of the merger date, resulting in our current corporate structure. Based on our research, we believe we are the largest non-asset based provider of LTL services in North America in terms of revenue.

In January 2006, Mark A. DiBlasi joined us as chief executive officer to lead the final integration of the two LTL businesses, the expansion of the current management team and the transformation of our company into a full-service transportation and logistics provider. Our strategy throughout the transformation was to develop a comprehensive suite of services while maintaining a non-union, non-asset based structure. In October 2006, Sargent was acquired by a company sponsored by Thayer | Hidden Creek. In March 2007, we expanded our service offerings through our merger with Sargent, a TL brokerage operation serving primarily the Eastern United States and Canada.

In December 2009, we acquired certain assets of Bullet Freight Systems, Inc. through our wholly owned subsidiary, Bullet Transportation Systems, Inc. Bullet is a non-asset based transportation and logistics company that provides a variety of services throughout the United States and into Canada. Bullet provides LTL services as well as third-party logistics services such as truckload and intermodal brokerage and air freight forwarding. Bullet has operations in California, Oregon, Washington, and Illinois and utilizes independent contractors and an extensive third-party network of purchased power providers to deliver its freight. Bullet provides services to a broad range of industries and serves over 4,000 customers, including leading manufacturers, retailers, and wholesalers.

The addition of Bullet increased our market share across all of our service offerings by providing greater LTL coverage throughout North America and geographically expanding our TL brokerage operation. In addition, the integration of shipments from Bullet’s customer base into our operations has increased the freight density and balance in our less-than-truckload network. We believe this additional density and greater balance in our network will result in higher operating margins and improved levels of customer service through reduced transit times and fewer claims.

GTS Merger

One of our key strategic objectives has been to acquire a third-party logistics and transportation management solutions operation with a scalable technology system and management infrastructure capable of assimilating and enhancing our collective growth initiatives. We believe the proposed GTS merger, occurring simultaneous with this offering, will satisfy this strategic objective. In February 2008, GTS acquired Group Transport Services, Inc. and GTS Direct, LLC, which collectively provide transportation management solutions. GTS is based in Hudson, Ohio and is led by former executives of FedEx Global Logistics, Inc. Since 2009, GTS has made several complementary acquisitions that have expanded its geographical reach and sales force and enhanced its service offering.

The GTS merger will provide us with a number of competitive advantages as well as significant growth opportunities. The addition of a TMS offering will enable us to provide shippers with a comprehensive “one-stop,” multi-modal transportation and logistics solution that meets all of their transportation needs. Through the use of a coordinated sales effort, we believe that we will be able to capitalize on substantial cross-selling opportunities with existing and new customers. The increased geographic coverage and enhanced scale provided by the GTS merger will allow us to service customers outside of our existing terminal network and more effectively compete with larger integrated transportation providers. Incremental LTL volume anticipated from GTS customers will increase freight density within our existing LTL network and allow us to more cost-effectively grow our regional LTL market share as well as expand our terminal network to other regional locations. Our broad network of third-party carriers will provide GTS access to a stable source of cost-effective transportation capacity, which we believe is a competitive advantage, particularly during periods of tightened supply. Our management team and the management team of GTS have developed a strong working relationship and are implementing a cohesive plan to enhance our collective growth initiatives.

Our Market Opportunity

The transportation and logistics industry involves the physical movement of goods using a variety of transportation modes and the exchange of information related to the flow, transportation, and storage of goods between points of origin and destination. The domestic transportation and logistics industry is an integral part of the U.S. supply chain and the broader economy, representing estimated annual spending of approximately $1.3 trillion in 2008, according to Armstrong & Associates.

Within the industry, transportation and logistics providers are generally categorized as “asset-based” or “non-asset based” depending on their ownership of transportation equipment and facilities. Many large transportation and logistics providers are asset-based and have significant capital expenditure and infrastructure requirements. As a result of their significant fixed cost bases, these companies are focused on maintaining high asset utilization in order to maximize returns on invested capital. Conversely, non-asset based providers maintain greater operational flexibility to adapt to changes in freight volumes because they own minimal transportation equipment and facilities and therefore have minimal capital expenditure and infrastructure requirements.

The U.S. domestic over-the-road freight sector has been experiencing a downturn that began in late 2006 and has continued through 2009. We believe our variable cost, non-asset based operating model serves as a competitive advantage in this market environment, as we were able to streamline our cost structure and improve efficiencies in response to market conditions. As a result of the freight downturn, many of our competitors across all the LTL, TL, and third-party logistics areas have experienced financial and operational difficulty. Through organic growth and strategic acquisitions, we believe we are well-positioned for market share expansion and earnings growth as an anticipated rebound occurs in the over-the-road freight sector.

Industry Sectors

Third-Party Logistics

Third-party logistics providers offer transportation management and distribution services including the movement, storage, and assembly of inventory. The U.S. 3PL sector increased from $45.3 billion in 1999 to $127.0 billion in 2008 (and did not experience a decline in any year during such period), according to Armstrong & Associates. Only 16.1% of logistics expenditures by U.S. businesses were outsourced in 2008, according to Armstrong & Associates. Although we believe, based on our industry knowledge, that the U.S. 3PL sector declined in 2009, we also believe that the market penetration of third-party logistics will expand in the future as companies increasingly redirect their resources to core competencies and outsource their transportation and logistics requirements as they realize the cost-effectiveness of third-party logistics providers.

Over-the-Road Freight

According to the ATA, the U.S. over-the-road freight sector represented approximately $660 billion in revenue in 2008 and accounted for approximately 83% of domestic spending on freight transportation. The ATA estimates that U.S. over-the-road freight transportation will increase to over $1.1 trillion by 2020. The over-the-road freight sector includes both private fleets and “for-hire” carriers (ICs and purchased power). Private fleets consist of tractors and trailers owned and operated by shippers that move their own goods and, according to the ATA, accounted for approximately $290 billion of revenue in 2008. For-hire carriers transport freight belonging to others, including LTL and TL, and accounted for approximately $375 billion in revenue in 2008, according to the ATA.

LTL carriers specialize in consolidating shipments from multiple shippers into truckload quantities for delivery to multiple destinations. LTL carriers are traditionally divided into two segments – national and regional. National carriers typically focus on two-day or longer service across distances greater than 1,000 miles and often operate without time-definite delivery, while regional carriers typically offer time-definite delivery in less than two days. According to the ATA, the U.S. LTL market generated $51.8 billion of revenue in 2008.

TL carriers dedicate an entire trailer to one shipper from origin to destination and are categorized by the type of equipment they use to haul a shipper’s freight, such as temperature-controlled, dry van, tank, or flatbed trailers. According to the ATA, excluding private fleets, revenues in the U.S. TL segment were approximately $320.4 billion in 2008.

Industry Trends

We believe the following trends will continue to drive growth in the transportation and logistics industry:

Growing Demand for “One-Stop” Transportation and Logistics Service Providers

We believe that shippers are increasingly seeking “one-stop” transportation and logistics providers that can offer a comprehensive suite of services to meet all of their shipping needs. We believe shippers will continue to consolidate their vendor base to increase outsourcing efficiencies and focus on core competencies. As a result, we believe that transportation and logistics providers that offer broad geographic coverage and multiple modes of transportation in conjunction with technology-enabled solutions are positioned to gain market share from smaller providers that typically lack the scale, resources, and expertise to remain competitive.

Recognition of Outsourcing Efficiencies

We believe that companies are increasingly recognizing the potential cost savings, improved service, and increased financial returns gained from outsourcing repetitive and non-core activities to specialized third-party providers. By utilizing third-party transportation and logistics providers, companies can benefit from the specialists’ technology, achieve greater operational flexibility, and redeploy resources to core operations.

Consolidation in the Highly Fragmented 3PL, LTL, and TL Sectors

The transportation and logistics industry is highly fragmented and, based on our research, no single third-party transportation and logistics provider accounts for more than 5% of the overall U.S. market. Given the large number of small industry participants, we believe there is a significant opportunity for growth and consolidation, especially during periods of economic uncertainty. We believe we are well positioned to take advantage of the continuing consolidation of the transportation and logistics industry due to our quality of service, breadth of service offerings, scalable operating and technology platforms, experienced management team, and financial stability. We also believe better-capitalized companies with scalable operating models, like us, will have significant opportunities to improve profit margins and gain market share as smaller, less flexible competitors exit our industry over time.

Increasing Demand for Customized Transportation and Logistics Solutions

■	Complexity of Supply Chains. Companies are facing increasingly complex supply chains. Rapidly changing freight patterns, the proliferation of outsourced manufacturing and just-in-time inventory systems, increasingly demanding shipper fulfillment requirements, and pressures to reduce costs continue to support the demand for third-party transportation management.

■	Demand for More Frequent, Smaller Deliveries. Companies are increasingly employing lean inventory management practices to reduce inventory carrying costs. As a result, they are demanding more frequent, smaller deliveries. We believe that by outsourcing transportation management to a specialized 3PL provider, companies are better positioned to maximize efficiency under a lean inventory system.

■	Demand for Improved Customer Service. Shippers and end users are increasingly demanding total supply chain visibility and real-time transaction processing. By providing information regarding the status and location of goods in transit and verifying safe delivery, successful technology-enabled transportation and logistics providers allow clients to improve customer service.

Our Competitive Strengths

We consider the following to be our principal competitive strengths, which collectively helped us increase our operating income and reduce our net losses from 2008 to 2009 notwithstanding industry-wide declines in LTL tonnage and the related increasing pressures on pricing during that period:

Comprehensive Logistics and Transportation Management Solutions. Our broad offering of transportation and logistics services allows us to manage a shipper’s freight from dispatch through final delivery utilizing a wide range of transportation modes. Following the GTS merger, we will have the ability to provide third-party logistics and transportation management solutions to shippers seeking to redirect resources to core competencies, improve service, reduce costs, and utilize the most appropriate modes of transportation. We can accommodate the diverse needs and preferred means of communication of shippers of varying sizes with any combination of services we offer. We leverage our scalable, proprietary technology systems to manage our multi-modal nationwide network of service centers, delivery agents, dispatch offices, brokerage agents, ICs, and purchased power. As a result of our integrated offering of services and solutions, we believe we have a competitive advantage in terms of service, delivery time, and customized solutions.

Flexible Operating Model. Because we utilize a broad network of purchased power, ICs, and other third-party transportation providers to transport our customers’ freight, our business is not characterized by the high level of fixed costs and required concentration on asset utilization that is common among many asset-based transportation providers. As a result, we are able to focus solely on providing quality service and specialized transportation and logistics solutions to our customers, which we believe provides a significant competitive advantage. Our flexibility to scale our independent contractor base to react to contractions in freight capacity or increases in purchased transportation costs allows us to maintain attractive margins on our freight and continue to meet customer demand. Furthermore, our operating model requires minimal investment in transportation equipment and facilities, which enhances our returns on our invested capital and assets. For example, we do not own any tractors or other powered transportation equipment used to transport our customers’ freight. Although we own or lease approximately 1,000 trailers for use in local city pickup and delivery, the book value of our approximately 900 owned trailers and the lease costs for the approximately 100 leased trailers is immaterial to our operations as of December 31, 2009. As a result of our flexible operating model and execution of our strategic plan, we have continued to grow through the economic downturn, with growth in operating income of 81.3% from 2008 to 2009 and our improvement from a net loss of approximately $3.8 million in 2008 to net income of approximately $0.2 million in 2009.

Well-Positioned to Capitalize on Acquisition Opportunities. The domestic transportation and logistics industry is large and highly fragmented, thereby providing significant opportunities to make strategic acquisitions. Our scalable platform, experienced and motivated management team, and proven ability to identify, execute and integrate acquisitions enable us to be an attractive partner for potential acquisition candidates. Furthermore, our ability to leverage our substantial infrastructure and technology capacity allows us to maximize the benefits of acquisitions. As a result of our extensive strategic planning and execution throughout the recent downturn, we are uniquely positioned to take advantage of continuing consolidation opportunities given our improved capital position following this offering. We believe that this offering will also improve our ability to capitalize on acquisition opportunities by deleveraging our business and reducing our significant historical interest expense.

Focus on Serving a Diverse, Underserved Customer Landscape. We serve over 35,000 customers, with no single customer accounting for more than 3.0% of our 2009 revenue. In addition, we serve a diverse mix of end markets, with no industry sector accounting for more than 18.0% of our 2009 revenue. We concentrate primarily on small to mid-size shippers with annual transportation expenditures of less than $25 million, which we believe represents an underserved market. Our services are designed to satisfy these customers’ unique needs and desired level of integration. Furthermore, we believe our target customer base presents attractive growth opportunities for each of our current and future service offerings given that many small to mid-size shippers have not yet capitalized on the benefits of third-party transportation management.

Scalable Technology Systems. We have invested significant resources to develop and continually enhance our scalable, proprietary technology systems. Our web-enabled technology is designed to serve our customers’ distinct logistics needs and provide them with cost-effective solutions and consistent service on a shipment-by-shipment basis. In addition to managing the physical movement of freight, we offer real-time shipment tracking, order processing, and automated data exchange. Our technology also enables us to more efficiently manage our multi-modal capabilities and broad carrier network, and provides the scalability necessary to accommodate significant growth.

Experienced and Motivated Management Team. We have been successful in attracting a knowledgeable and talented senior management team with an average of 25 years of industry experience and a complementary mix of operational and technical capabilities, sales and marketing experience, and financial management skills. Our management team is led by our chief executive officer, Mark A. DiBlasi. Mr. DiBlasi has over 30 years of industry experience and previously managed a $1.2 billion-revenue business unit of FedEx Ground, Inc., a division of FedEx Corporation. Our executives have experience leading high-growth logistics companies and/or business units such as FedEx Ground, Inc., FedEx Global Logistics, Inc., and YRC Worldwide, Inc. Additionally, several members of our management team founded and ran their own transportation and logistics companies prior to joining us or being acquired by us. We believe this provides us with an entrepreneurial culture and a team capable of executing our growth strategies. Our executives’ experience is also expected to help our company address and mitigate negative industry trends and the various risks inherent in our business, including significant competition, reliance on independent contractors, a prolonged economic downturn, the integration of recently acquired companies, and fluctuations in fuel prices.

Our Growth Strategies

We believe our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Continue Expanding Customer Base. In 2009, we expanded our customer base by over 10,000 customers (over 4,000 of which were added through the Bullet acquisition), and we intend to continue to pursue greater market share in the LTL, TL brokerage and TMS markets. The GTS merger will further expand our customer base, enhance our geographic coverage and create a broader menu of services for existing and future customers. Our expanded reach and broader service offering will provide us with the ability to add new customers seeking a “one-stop” transportation and logistics solution. We expect to establish additional customer relationships in connection with the GTS merger by utilizing our LTL sales force of over 100 people to expand the market reach of our TMS offering, which will be added to our suite of services through the GTS merger. Based on our research, we also believe the pool of potential new customers will grow as the benefits of third-party transportation management solutions continue to be embraced by shippers.

Increase Penetration with Existing Customers. With a more comprehensive service offering and an expanded network resulting from the Bullet acquisition and the GTS merger, we will have substantial cross-selling opportunities and the potential to capture a greater share of each customer’s annual transportation and logistics expenditures. Along with our planned cross-selling initiatives, we believe that macroeconomic factors will provide us with additional opportunities to further penetrate existing customers. During the recent economic downturn, existing customers generally reduced their number of shipments and pounds per shipment. We believe an economic rebound will result in increased revenue through greater shipment volume, improved load density, and the addition of new customers, and will allow us to increase profits at a rate exceeding our revenue growth.

Continue Generating Operating Improvements. Over the last 18 months, we have completed a number of operating improvements, such as headcount reductions, terminal consolidations, and carrier and delivery agent rate reductions. These improvements streamlined our cost structure, improved operating efficiency, and enhanced our margins. We believe that we would have generated approximately $5.3 million of additional cost savings if we had implemented these headcount reductions, terminal consolidations and other improvements at the beginning of 2009. As a result of our improvement efforts with respect to purchased transportation costs, our linehaul cost per mile, excluding fuel surcharges, decreased from $1.24 at the beginning of 2009 to $1.16 by year-end. By contrast, according to statistics provided in ITS Trans4cast Letter, an industry publication by Internet Truckstop (an Internet-based provider of transportation industry and load data), industry-wide linehaul cost per mile increased from approximately $1.39 to $1.42 during the same period. In order to continue to capitalize on these improvements and enhance our competitive position, as well as accelerate earnings growth, we are implementing additional initiatives designed to:

■	improve routing efficiency and lane density throughout our network;

■	increase utilization of our flexible IC base;

■	reduce per-mile costs;

■	reduce dock handling costs; and

■	enhance our real-time metric reporting to further reduce operating expenses.

Pursue Selective Acquisitions. The transportation and logistics industry is highly fragmented, consisting of many smaller, regional service providers covering particular shipping lanes and providing niche services. We built our LTL, TL brokerage, and TMS (assuming completion of the GTS merger) platforms in part by successfully completing and integrating a number of accretive acquisitions. According to a recent article in The Journal of Commerce, one in four transportation companies are looking to complete a sale transaction in the next 18 months. We intend to continue to pursue acquisitions that will complement our existing suite of services and extend our geographic reach. Our LTL delivery agents also present an opportunity for growth via acquisition. If we decide to offer outbound LTL service from a new strategic location, we could potentially acquire one of our delivery agents and train them to manage local pickup, consolidation, and linehaul dispatch using our technology systems. With a scalable, non-asset based business model, we believe we can execute our acquisition strategy with minimal investment in additional infrastructure and overhead.

Our Services

We are a leading non-asset based transportation services provider offering a full suite of customized transportation solutions with a primary focus on serving the specialized needs of small to mid-size shippers. Because we do not own the transportation equipment used to transport our customers’ freight, we are able to focus solely on providing quality service rather than on asset utilization. Our customers generally communicate their freight needs to one of our transportation specialists on a shipment-by-shipment basis via telephone, fax, Internet, e-mail, or electronic data interchange. We leverage our proprietary technology systems and a diverse group of over 9,000 third-party carriers to provide scalable capacity and reliable service to more than 35,000 customers in North America.

Less-than-Truckload

Based on our industry knowledge, we believe we are the largest non-asset based provider of LTL transportation services in North America in terms of revenue. We provide LTL service originating from points within approximately 150 miles of our service centers to most destinations throughout the United States and into Mexico, Puerto Rico, and Canada. Through GTS’ network relationships, we expect to substantially expand our coverage area and service points beyond those historically served by our service center locations. Within the United States, we offer national, long-haul service (1,000 miles or greater), inter-regional service (between 500 and 1,000 miles), and regional service (500 miles or less). We serve a diverse group of customers within a variety of industries, including retail, industrial, paper goods, manufacturing, food and beverage, health care, chemicals, computer hardware, and general commodities.

As the diagram below illustrates, we utilize a point-to-point LTL model that is differentiated from the traditional, asset-based hub and spoke LTL model. Our model does not require intermediate handling at a break-bulk hub (a large terminal where freight is offloaded, sorted, and reloaded), which we believe represents a competitive advantage in terms of timeliness, lower incidence of damage, and reduced fuel consumption. For example, we can transport LTL freight from Cleveland, Ohio to Los Angeles, California without stopping at a break-bulk hub, while the same shipment traveling through a traditional hub and spoke LTL model would likely be unloaded and reloaded at break-bulk hubs in, for example, Akron, Ohio and Adelanto, California prior to reaching its destination.

Representative Asset-Based National Hub and Spoke LTL Model
versus Non-Asset Based National Point-to-Point LTL Model

Asset-based national hub and spoke LTL model	Non-asset based national point-to-point LTL model

We believe our model allows us to offer LTL average transit times more comparable to that of deferred air freight service than to standard national LTL service, yet more cost-effective. Our LTL claims ratio (the ratio of claims to revenues including fuel surcharge) was 0.8% during 2009. Key aspects of our LTL service offering include the following:

■	Pickup. In order to stay as close as possible to our customers, we prefer to handle customer pickups whenever cost-effective. We generally pick up freight within 150 miles of one of our service centers, utilizing primarily city ICs. Although we do not own the tractors or other powered transportation equipment used to transport our customers’ freight, we own or lease approximately 1,000 trailers for use in local city pickup and delivery (not for linehaul or our other LTL operations). We do not separately reflect the use of these trailers as a component of our pricing. In 2009, we picked up approximately 82% of our customers’ LTL shipments. The remainder was handled by agents with whom we generally have long-standing relationships.

■	Consolidation at Service Centers. Key to our model is a network of 17 service centers, as illustrated by the map below, that we lease in strategic markets throughout the United States. At these service centers, numerous smaller LTL shipments are unloaded, consolidated into truckload shipments, and loaded onto a linehaul unit scheduled for a destination city. In order to continually emphasize optimal load building and enhance operating margins, dock managers review every load before it is dispatched from one of our service centers.

■	Linehaul. Linehaul is the longest leg of the LTL shipment process. In dispatching a load, a linehaul coordinator at one of our service centers uses our proprietary technology to optimize cost-efficiency and service by assigning the load to the appropriate third-party transportation provider, either an IC or purchased power provider. In 2009, ICs handled approximately 48% of our linehaul shipments. As industry-wide freight capacity tightens with an anticipated market rebound, we believe our recruitment and retention efforts will allow us to increase IC utilization in order to maintain service and cost stability.

■	De-consolidation and Delivery. Within our unique model, linehaul shipments are transported to service centers, delivery agents, or direct to end users without stopping at a break-bulk hub, as is often necessary under the traditional, asset-based hub and spoke LTL model. This generally reduces physical handling and damage claims, and reduces delivery times by one to three days on average. In 2009, we delivered approximately 21% of LTL shipments through our service centers, 77% through our delivery agents, and 2% direct to end users.

■	Benefits of a Delivery Agent Network. While many national asset-based LTL providers are encumbered by the fixed overhead associated with owning or leasing most or all of their de-consolidation and delivery facilities, we maintain our variable cost structure through the extensive use of delivery agents. As illustrated on the map below, we use over 200 delivery agents to complement our service center footprint and to provide cost-effective full state, national, and North American delivery coverage. Delivery agents also enhance our ability to handle special needs of the final consignee, such as scheduled deliveries and specialized delivery equipment.

LTL Service Center and Delivery Agent Network

As illustrated by the graph below, our change in LTL tonnage during 2009 outperformed the average for publicly traded LTL providers as well as the broader ATA LTL tonnage index.

Change in LTL Tonnage (1)

(1)	Reflects change relative to the comparable quarter of the prior year.
(2)	Source: Publicly available information. Represents a weighted average for the following group of publicly traded LTL providers, which we believe to be representative of the LTL industry: ABF Freight System, Inc. (a division of Arkansas Best Corporation); Con-Way Freight Inc. (a division of Con-way Inc.); FedEx Freight Corporation (a division of FedEx Corporation); Old Dominion Freight Line, Inc.; Saia, Inc.; UPS Freight (a division of United Parcel Service, Inc.); Vitran Corporation Inc., and YRC National Transportation, Inc. and YRC Regional Transportation, Inc. (both divisions of YRC Worldwide Inc.).

As illustrated by the graph below, our 2009 change in pricing, or revenue per hundredweight (including fuel surcharges), also outperformed the average for the publicly traded LTL providers set forth above.

Change in LTL Revenue per Hundredweight, Including Fuel Surcharges (1)

(1)	Reflects change relative to the comparable quarter of the prior year.
(2)	Source: Publicly available information. Represents a weighted average for the same industry group set forth in the prior table.

We believe a rebound in the over-the-road freight sector would provide greater freight density and increased shipping volumes, thereby allowing us to build full trailer loads more quickly and deliver freight faster under our point-to-point model. We believe this will further distinguish our LTL service offering as even more comparable in speed to deferred air freight service, leading to enhanced market share and improved operating margins.

Truckload Brokerage

We are a leading TL brokerage operation in North America in terms of revenue. We provide a comprehensive range of TL solutions for our customers by leveraging our broad base of over 7,000 third-party carriers who operate temperature-controlled, dry van, and/or flatbed capacity. Although we specialize in the transport of refrigerated foods, poultry and beverages, we also provide a variety of TL transportation solutions for dry goods ranging from paper products to steel, as well as flatbed service for larger industrial load requirements. We arrange the pickup and delivery of TL freight either through our nine company dispatch offices (operated by our employees) or through our network of 42 independent brokerage agents. Our dispatch offices and brokerage agents are located primarily throughout the Eastern United States and Canada, as illustrated on the map below.

TL Dispatcher and Agent Network

Company Dispatchers. Our 39 company brokers, whom we refer to as dispatchers, not only engage in the routing and selection of our transportation providers, but also serve as our internal TL sales force, responsible for managing existing customer relationships and generating new customer relationships. Because the performance of these individuals is essential to our success, we offer attractive incentive-based compensation packages that we believe keep our dispatchers motivated, focused, and service-oriented.

We typically earn a margin ranging from 10-20% of the cost of a standard TL shipment. On shipments generated by one of our dispatchers, we retain 100% of this margin. This differs for shipments generated by our brokerage agents, to whom we pay commissions as described below.

Dispatch Office Expansion. We have traditionally expanded our dispatch operations based upon the needs of our customers. Going forward, we plan to open new dispatch offices, particularly in geographic areas where we lack coverage of the local freight market. Importantly, opening a new dispatch office requires only a modest amount of capital – it usually involves leasing a small amount of office space and purchasing communication and information technology equipment. Typically the largest investment required is in working capital as we generate revenue growth from new customers. While the majority of growth within our dispatch operations has been organic, we will continue to evaluate selective acquisitions that would allow us to quickly penetrate new customers and geographic markets.

Independent Brokerage Agents. In addition to our dispatchers, we also maintain a network of independent brokerage agents that have partnered with us for a number of years. Brokerage agents complement our network of dispatch offices by bringing pre-existing customer relationships, new customer prospects, and/or access to new geographic markets. Furthermore, they typically provide immediate revenue and do not require us to invest in incremental overhead. Brokerage agents own or lease their own office space and pay for their own communications equipment, insurance, and any other costs associated with running their operation. We only invest in the working capital required to execute our quick pay strategy and generally pay a commission to our brokerage agents ranging from 40-70% of the margin we earn on a TL shipment. Similar to our dispatchers, our brokerage agents engage in the routing and selection of transportation providers for our customer base and perform sales and customer service functions on our behalf.

Brokerage Agent Expansion. We believe we offer brokerage agents a very attractive partnership opportunity. We offer access to our reliable network of over 175 ICs (operating over 300 power units) and over 7,000 purchased power providers and invest in the working capital required to pay these carriers promptly and assume collection responsibility. We believe this has contributed to our reputation for quality and reliable service, as well as to the consistent growth of our brokerage agent network. Since June 30, 2008, we have expanded our TL brokerage agent network from 24 agents to 42 agents. Additionally, 16 of our brokerage agents each generated more than $1 million in revenue in 2009. We believe our increased development efforts and attractive value proposition will allow us to further expand our brokerage agent network and enhance the growth of our TL brokerage business.

Transportation Management Solutions

GTS’ TMS offering, which will be added to our suite of services through the GTS merger, is designed to provide comprehensive or à la carte third-party logistics services. GTS provides the necessary operational expertise, information technology capabilities, and relationships with third-party transportation providers to meet the unique needs of its customers. For customers that use the most comprehensive service plans, GTS complements their internal logistics and transportation management personnel and operations, enabling them to redirect resources to core competencies, reduce internal transportation management personnel costs and, in many cases, achieve substantial annual freight savings. Following the GTS merger, key aspects of our TMS capabilities will include the following:

■	Procurement. After an in-depth consultation and analysis with our customer to identify cost savings opportunities, we will develop an estimate of our customer’s potential savings and cultivate a plan for implementation. If necessary, we will manage a targeted bid process based on a customer’s traffic lanes, shipment volumes, and product characteristics, and negotiate rates with reputable carriers. In addition to a cost-efficient rate, the customer will receive a summary of projected savings as well as our carrier recommendation.

■	Shipment Planning. Utilizing GTS’ proprietary technology systems and an expansive multi-modal network of third-party transportation providers, we will determine the appropriate mode of transportation and select the ideal provider. In addition, we will provide load optimization services based on freight patterns and consolidation opportunities. We will also provide rating and routing services, either on-site with one of our transportation specialists, off-site through our centralized call center, or online through our website. Finally, we will offer merge-in-transit coordination to synchronize the arrival and pre-consolidation of high-value components integral to a customer’s production process, enabling them to achieve reduced cycle times, lower inventory holding costs, and improved supply chain visibility.

■	Shipment Execution. GTS’ transportation specialists are adept at managing time-critical shipments. Its proprietary technology system will prompt a specialist to hold less time-sensitive shipments until other complementary freight can be found to complete the shipping process in the most cost-effective manner. We will maintain constant communication with third-party transportation providers from dispatch through final delivery. As a result, our expedited services will be capable of meeting virtually any customer transit or delivery requirement. Finally, we will provide the ability to track and trace shipments either online or by phone through one of our transportation specialists.

■	Audit and Payment Services. We will capture and consolidate our customers’ entire shipping activity and offer weekly electronic billing. We will also provide freight bill audit and payment services designed to eliminate excessive or incorrect charges from our customers’ bills.

■	Performance Reporting and Improvement Analysis. Customers utilizing our web reporting system will have the ability to query freight bills, develop customized reports online, and access data to assist in financial and operational reporting and planning. GTS’ specialists are also actively driving process improvement, continually using its proprietary technology to identify incremental savings opportunities and efficiencies for our customers.

With a broad TMS offering, we believe we can accommodate a shipper’s unique needs with any combination of services along our entire spectrum, and cater to their preferred means of shipment processing and communication.

We believe GTS’ comprehensive service approach and focus on building long-term customer relationships lead to greater retention of existing business compared to a more short-term gain sharing model employed by many 3PLs. We believe GTS’ approach is more sustainable as industry freight capacity tightens and it becomes more difficult for 3PLs employing the gain sharing model to generate substantial incremental savings for shippers after the first year of implementation. Before becoming fully operational with a customer, GTS conducts thorough feasibility and cost savings analyses and collaborates with the customer to create a project scope and timeline with measurable milestones. We believe this approach enables GTS to identify any potential issues, ensure a smooth integration process, and set the stage for long-term customer satisfaction. Within its TMS operation, GTS has consistently met customer implementation deadlines and achieved anticipated levels of freight savings.

Capacity

We offer scalable capacity and reliable service to our more than 35,000 customers in North America through a diverse third-party network of over 9,000 transportation providers. Our various transportation modes include LTL, TL and intermodal brokerage, and domestic and international air. No single carrier accounted for more than 4.0% of our 2009 purchased transportation costs. We ensure that each carrier is properly licensed and regularly monitor their capacity, reliability, and pricing trends. With enhanced visibility provided by our proprietary technology systems, we leverage the competitive dynamics within our network to renegotiate freight rates that we believe are out of market. This enables us to provide our customers with more cost-effective transportation solutions while enhancing our operating margins.

We continually focus on building and enhancing our relationships with reliable transportation providers to ensure that we not only secure competitive rates, but that we also gain access to consistent capacity, especially during peak shipping seasons. Because we do not own any transportation equipment used to deliver our customers’ freight, these relationships are critical to our success. We typically pay our third-party carriers either a contracted per mile rate or the cost of a shipment less our contractually agreed upon commission, and generally pay within seven to ten days from the delivery of a shipment. We pay our third-party carriers promptly in order to drive loyalty and reliable capacity.

Our third-party network of transportation providers can be divided into the following groups:

Independent Contractors. Independent contractors are individuals or small teams that own or lease their own over-the-road transportation equipment and provide us with dedicated freight capacity. ICs are a key part of our long-term strategy to maintain service and provide cost stability. In selecting our ICs, we adhere to specific screening guidelines in terms of safety records, length of driving experience, and personnel evaluations. In the event of a rebound in the transportation sector, freight capacity would likely tighten and purchased power providers would likely reduce fleet sizes to eliminate under-utilized assets. Should this occur, we believe we are well positioned to increase our utilization of ICs as a more cost-effective and reliable solution.

To enhance our relationship with our ICs, we offer per mile rates that, based on our research, we believe are highly competitive and often above prevailing market rates. In addition, we focus on keeping our ICs fully utilized in order to limit the number of “empty” miles they drive. We regularly communicate with our ICs and seek new ways to enhance their quality of life. As a result of our efforts, we have experienced increased IC retention. In our opinion, this ultimately leads to better service for our customers.

Purchased Power. In addition to our large base of ICs, we have access to approximately 8,000 unrelated asset-based over-the-road transportation companies that provide us with freight capacity under non-exclusive contractual arrangements. We have established relationships with carriers of all sizes, including large national trucking companies and small to mid-size regional fleets. With the exception of safety incentives, purchased power providers are generally paid under a similar structure as ICs within our LTL and TL brokerage businesses. In contrast to contracts established with our ICs, however, we do not cover the cost of liability insurance for our purchased power providers.

Delivery Agents. For the de-consolidation and delivery stages of our LTL shipment process, our network of 17 service centers is complemented by over 200 delivery agents. The use of delivery agents is also a key part of our long-term strategy to maintain a variable cost, scalable operating model with minimal overhead.

Intermodal Brokerage. We maintain intermodal capability through relationships with third-party carriers who rent capacity on Class 1 railroads throughout North America. Intermodal transportation rates are typically negotiated between us and the capacity provider on a customer-specific basis.

Domestic/International Air Carriers. For our customers’ domestic/international air freight needs, we operate under an exclusive arrangement with FreightCo Logistics, a third-party provider, to provide such services to our customers. Under our arrangement, FreightCo Logistics is responsible for all services, and we receive a commission based on a percentage of the total bill. In 2009, our domestic/international air freight services represented less than 1% of our LTL revenues.

Customers

Our goal is to establish long-term customer relationships and achieve year-over-year growth in recurring business by providing reliable, timely, and cost-effective transportation and logistics solutions. While we possess the scale, operational expertise, and capabilities to serve shippers of all sizes, we focus primarily on small to mid-size shippers, which we believe represent a large and underserved market. We serve over 35,000 customers within a variety of end markets, with no customer accounting for more than 3.0% of 2009 revenue and no industry sector accounting for more than 18.0% of 2009 revenue. Additionally, we added over 10,000 customers in 2009, both through organic growth and through the Bullet acquisition. Our organic growth was driven by our new sales team initiative and a focus on shippers seeking to reduce their exposure to asset-based logistics providers. We believe this reduces our exposure to a decline in shipping demand from any customer and a cyclical downturn within any end market.

Sales and Marketing

In addition to our 42 TL brokerage agents, we currently market and sell our transportation and logistics solutions through over 100 sales personnel located throughout the United States and into Canada. We are focused on actively expanding our sales force to new geographic markets where we lack a strong presence. Our objective is to leverage our collective, national sales force to sell our full suite of transportation services. In addition to expanding our sales force, we intend to leverage a broader service offering and capitalize on substantial cross-selling opportunities with existing and new customers. We believe this will allow us to capture a greater share of a shipper’s annual transportation and logistics expenditures.

Our sales force can be categorized by primary service offering:

■	Less-than-Truckload. Our LTL sales force of over 100 people consists of corporate account executives, account executives, sales managers, inside sales representatives, and commission sales representatives. In March 2007, we hired a vice president of sales and marketing to lead the implementation of a detailed strategy to drive positive new business trends with significant growth in new account shipments and revenue. Under his leadership, we significantly upgraded a large portion of our sales force by replacing underperforming personnel.

■	Truckload Brokerage. We have 39 dispatchers and 42 independent brokerage agents located primarily in the Eastern United States and Canada. We believe that this decentralized structure enables our salespeople to better serve our customers by developing an understanding of local and regional market conditions, as well as the specific transportation and logistics issues facing individual customers. Our dispatchers and brokerage agents seek additional business from existing customers and pursue new customers based on this knowledge and an understanding of the value proposition we can provide.

■	Transportation Management Solutions. The GTS sales force has grown from approximately 10 to over 50 salespeople and agents from 2007 to 2009. We will also utilize our LTL sales force to enhance the market reach and penetration of GTS’ TMS offering and to capitalize on the opportunity to cross-sell a broader menu of services to new and existing customers.

Competition

We compete in the North American transportation and logistics services sector. Our marketplace is extremely competitive and highly fragmented. We compete with a large number of other non-asset based logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers, many of whom have larger customer bases and more resources than we do. According to Transport Topics, a transportation industry publication, we are one of the 20 largest LTL providers in North America. Based on our industry knowledge, we believe that we are the largest non-asset based provider of LTL services in North America in terms of revenue. In addition, according to Transport Topics, we are one of the 25 largest TL brokerage providers in North America. We believe that GTS’ TMS business competes primarily with internal shipping departments at companies that have complex multi-modal transportation requirements, many of which represent potential sales opportunities for us.

Active participants in our markets include:

■	global asset-based integrated logistics companies such as FedEx Corporation and United Parcel Service, Inc., against whom we compete in all of our service lines;

■	asset-based freight haulers, such as Arkansas Best Corporation, Con-Way, Inc., Old Dominion Freight Line Inc., and YRC Worldwide, Inc., against whom we compete in our core LTL and TL service offerings;

■	non-asset based freight brokerage companies, such as C.H. Robinson Worldwide, Inc. and Landstar System, Inc., against whom we compete in our core LTL and TL service offerings;

■	third-party logistics providers that offer comprehensive transportation management solutions, such as Echo Global Logistics, Inc., Schneider Logistics, Inc., and Transplace, Inc., against whom GTS competes in its TMS offering; and

■	smaller, niche transportation and logistics companies that provide services within a specific geographic region or end market.

We believe we effectively compete with various market participants by offering shippers attractive transportation and logistics solutions designed to deliver the optimal combination of cost and service. To that end, we believe our most significant competitive advantages include:

■	our comprehensive suite of transportation and logistics services, which, following the GTS merger, will allow us to offer a “one-stop” value proposition to shippers of varying sizes and accommodate their diverse needs and preferred means of processing and communication;

■	our non-asset based, variable cost business model, which allows us to focus greater attention on providing optimal customer service than on maintaining high levels of asset utilization;

■	our focus on an expansive market of small to mid-size shippers who often lack the internal resources necessary to manage complex transportation and logistics requirements and whose freight volumes may not garner the same level of attention and customer service from many of our larger competitors;

■	our proprietary technology systems, which allow us to provide scalable capacity and high levels of customer service across a variety of transportation modes; and

■	our knowledgeable management team with experience leading high-growth logistics companies and/or business units, which allows us to benefit from a collective entrepreneurial culture focused on growth.

Seasonality

Our operations are subject to seasonal trends that have been common in the North American over-the-road freight sector for many years. Our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September, and December. Typically, this pattern has been the result of factors such as inclement weather, national holidays, customer demand, and economic conditions.

Technology

We believe the continued development and innovation of our technology systems is essential not only to improving our internal operations and financial performance, but also to providing our customers with the most cost-effective, timely, and reliable transportation and logistics solutions. We regularly evaluate our technology systems and personnel to ensure that we maintain a competitive advantage and that all critical applications are scalable and operational as we grow.

Through ongoing investment of time and financial resources, we have developed numerous proprietary, customized applications that allow us to track, query, manipulate, and interpret a range of different variables related to our operations, our network of third-party transportation providers, and our customers. Our objective is to allow our customers and vendors to easily do business with us via the Internet. Our customers have the ability, through a paperless process, to receive immediate pricing, place orders, track shipments, process remittance, receive updates on arising issues, and review historical shipping data through a variety of reports over the Internet.

Our LTL operation utilizes a combination of an IBM Series I5 computer system and web-based servers with customized software applications to improve every aspect of our LTL model and manage our broad carrier base from pickup through final delivery. Our corporate headquarters and service centers are completely integrated, allowing real-time data to flow between locations. Additionally, we make extensive use of electronic data interchange, or EDI, to allow our service centers to communicate electronically with our carriers’ and customers’ internal systems. We offer our EDI-capable customers a paperless process, including document imaging and shipment tracking and tracing. As part of our ongoing initiative to enhance our information technology capabilities, our LTL operation has developed a proprietary carrier selection tool used to characterize carriers based on total cost to maximize usage of the lowest available linehaul rates.

Our TL brokerage operation uses a customized OMNI technology system to broker our customers’ freight. Our software enhances our ability to track our third-party drivers, tractors, and trailers, which provides customers with visibility into their supply chains. Additionally, our systems allow us to operate as a paperless operation through electronic order entry, resource planning and dispatch.

GTS continually enhances its proprietary TMS technology system, which we will add through the GTS merger, and has integrated other proven transportation management software packages with the goal of providing customers with broad-based, highly competitive solutions. Through an extensive use of database configuration and integration techniques, hardware and software applications, communication mediums, and security devices, GTS is able to design a customized solution to address each customer’s unique shipping needs and preferred method of processing. GTS’ web-based technology will allow us to process and service customer orders, track shipments in real time, select optimal modes of transportation, execute customer billing, provide carrier rates, establish customer specific profiles, and retain critical information for analysis. We will use this system to maximize supply chain efficiency through mode, carrier, and route optimization.

All of our operations have multiple levels of contingency and disaster recovery plans focused on ensuring continuous service to our customers. We do not currently have registered intellectual property rights, such as patents, with respect to our technology systems. We maintain trade secret protection over our technology systems and keep strictly confidential our proprietary, customized applications.

Facilities

Our corporate headquarters are located in Cudahy, Wisconsin, where we lease 28,824 square feet of space. The primary functions performed at our corporate headquarters are accounting, treasury, marketing, human resources, linehaul support, claims, safety and information technology support. We lease 5,170 square feet of space in Mars Hill, Maine, which houses our TL brokerage operation headquarters. GTS leases approximately 24,000 square feet of space in Hudson, Ohio, which will house our TMS operation following the GTS merger.

We lease 17 service centers for our LTL operation, each of which is interactively connected. Each service center manages and is responsible for the freight that originates in its service area. The Bullet acquisition provided us the opportunity to consolidate and optimize certain service centers where there was overlapping coverage. The typical service center is configured to perform cross-dock and limited short-term warehouse operations. In addition, our TL brokerage operation leases eight of its nine company dispatch offices throughout the Eastern United States and Canada. We believe that our current facilities are capable of supporting our operations for the foreseeable future; however, we will continue to evaluate leasing additional space as needed to accommodate growth.

Employees

As of December 31, 2009, we employed approximately 925 personnel, which included approximately ten management personnel, approximately 145 sales and marketing personnel, approximately 255 operations and other personnel, approximately 205 accounting and administrative personnel, approximately ten information technology personnel, and approximately 300 LTL dock personnel. None of our employees are covered by a collective bargaining agreement and we consider relations with our employees to be good.

Regulation

The federal government has substantially deregulated the provision of ground transportation and logistics services via the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994, and the ICC Termination Act of 1995. Prices and services are now largely free of regulatory controls, although states have the right to require compliance with safety and insurance requirements, and interstate motor carriers remain subject to regulatory controls imposed by the DOT and its agencies, such as the Federal Motor Carrier Safety Administration. Motor carrier, freight forwarding, and freight brokerage operations are subject to safety, insurance, and bonding requirements prescribed by the DOT and various state agencies. Any air freight business is subject to commercial standards set forth by the International Air Transport Association and federal regulations issued by the Transportation Security Administration.

We are also subject to various environmental and safety requirements, including those governing the handling, disposal and release of hazardous materials, which we may be asked to transport in the course of our operations. If hazardous materials are released into the environment while being transported, we may be required to participate in, or may have liability for response costs and the remediation of such a release. In such case, we also may be subject to claims for personal injury, property damage, and damage to natural resources.

Our business is also subject to changes in legislation and regulations, which can affect our operations and those of our competitors. For example, new laws and initiatives to reduce and mitigate the effects of greenhouse gas emissions could significantly impact the transportation industry. Future environmental laws in this area could adversely affect our ICs’ costs and practices and our operations.

We are also subject to regulations to combat terrorism that the Department of Homeland Security (including Customs and Border Protection agencies) and other agencies impose.

We believe that we are in substantial compliance with current laws and regulations. Our failure to continue in compliance could result in substantial fines or revocation of our permits or licenses.

Insurance

We insure our ICs against third-party claims for accidents or damaged shipments and we bear the risk of such claims. We maintain insurance for vehicle liability, general liability, and cargo damage claims. In our LTL and TL operations, we maintain an aggregate of $20.0 million of vehicle liability and general liability insurance. The vehicle liability insurance has a

$500,000 deductible. In our LTL and TL operations, we carry aggregate insurance against the first $1.0 million of cargo claims, with a $100,000 deductible. Because we maintain insurance for our ICs, if our insurance does not cover all or any portion of the claim amount, we may be forced to bear the financial loss. We attempt to mitigate this risk by carefully selecting carriers with quality control procedures and safety ratings.

In addition to vehicle liability, general liability, and cargo claim coverage, our insurance policies also cover other standard industry risks related to workers’ compensation and other property and casualty risks. We believe our insurance coverage is comparable in terms and amount of coverage to other companies in our industry. We establish insurance reserves for anticipated losses and expenses and periodically evaluate and adjust the reserves to reflect our experience.

Management

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position

Mark A. DiBlasi	54	President, Chief Executive Officer, and Director
Peter R. Armbruster	51	Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary
Brian J. van Helden	41	Vice President – Operations
Scott L. Dobak	47	Vice President – Sales and Marketing
Scott D. Rued	53	Chairman of the Board
Judith A. Vijums	44	Vice President and Director
Ivor J. Evans	67	Director
James J. Forese	74	Director
Samuel B. Levine	43	Director
Brian D. Young	55	Director
Pankaj Gupta	34	Director
William S. Urkiel	64	Director Nominee
Chad M. Utrup	37	Director Nominee
James L. Welch	55	Director Nominee

Our board of directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests, and reflect the diversity of our company’s stockholders, employees, and customers. The information below with respect to our directors includes each director’s experience, qualifications, attributes, and skills that led our board of directions to the conclusion that he or she should serve as a director.

Mark A. DiBlasi has served as our President and Chief Executive Officer since January 2006. Mr. DiBlasi has served as a director of our company since July 2006. Prior to joining our company, Mr. DiBlasi served as Vice President – Southern Division for FedEx Ground, Inc., a division of FedEx Corporation, from July 2002 to January 2006. Mr. DiBlasi was responsible for all operational matters of the $1.2 billion-revenue Southern Division, which represented one-fourth of FedEx Ground, Inc.’s total operations. From February 1995 to June 2002, Mr. DiBlasi served as the Managing Director of two different regions within the FedEx Ground, Inc. operation network. From August 1979 to January 1995, Mr. DiBlasi held various positions in operations, sales, and terminal management at Roadway Express before culminating as the Chicago Breakbulk Manager. We believe Mr. DiBlasi’s qualifications to serve as a director of our company include his over 30 years of experience in the transportation industry, including as our President and Chief Executive Officer.

Peter R. Armbruster has served as our Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary since December 2005. From March 2005 to December 2005, Mr. Armbruster served as our Vice President – Finance. Mr. Armbruster held various executive positions at Dawes Transport from August 1990 to March 2005. Prior to joining Dawes Transport, Mr. Armbruster was with Ernst & Young LLP from June 1981 to July 1990, where he most recently served as Senior Manager.

Brian J. van Helden has served as our Vice President – Operations since April 2007. Prior to joining our company, Mr. van Helden served as a Managing Director for FedEx Ground, Inc., a division of FedEx Corporation, from July 2003 to April 2007, where he was responsible for operational matters in the Midwest and New England.

Scott L. Dobak has served as our Vice President – Sales and Marketing since January 2007. Prior to joining our company, Mr. Dobak served as Vice President – Corporate Sales for Yellow Transportation, Inc. where he was responsible for the $1.5 billion-revenue Corporate Sales Division from December 2000 to January 2007. Mr. Dobak was the Regional Vice President of Sales and Marketing – Chicago from July 1997 to December 2000 with Yellow Transportation, Inc. Prior to that, Mr. Dobak served as an Area General Manager for Yellow Transportation, Inc. from January 1995 to July 1997.

Scott D. Rued has served as our Chairman of the Board since March 2010 and has been a director of our company since March 2005. Mr. Rued also served as our Chairman of the Board from March 2005 to July 2008. Mr. Rued has been a Managing Partner of Thayer | Hidden Creek since 2003. Mr. Rued also serves as a director of Commercial Vehicle Group, Inc., a publicly traded supplier of integrated system solutions for the global commercial vehicle market. From 1989 to 2003, Mr. Rued held various executive positions at Hidden Creek Industries. We believe Mr. Rued’s qualifications to serve as a director of our company include his experience in the transportation industry, including as our Chairman of the Board for over three years, his expertise in corporate strategy and development, his demonstrated business acumen, and his experience on other public company boards of directors.

Judith A. Vijums has served as a director of our company since March 2005 and as our Vice President since March 2007. Ms. Vijums has served as a Managing Director of Thayer | Hidden Creek since 2003. From 1993 to 2003, Ms. Vijums held various leadership positions at Hidden Creek Industries and actively participated in the management of several Hidden Creek Industries portfolio companies, including Commercial Vehicle Group, Inc., Dura Automotive Systems, Inc., Tower Automotive, Inc. and Automotive Industries Holdings, Inc. We believe Ms. Vijums’ qualifications to serve as a director of our company include her expertise in the management and corporate development of various transportation companies, and her experience with public and financial accounting matters.

Ivor (“Ike”) J. Evans has served as a director of our company since March 2005 and served as our Chairman of the Board from July 2008 to March 2010. Mr. Evans has served as Operating Partner of Thayer | Hidden Creek since March 2005. Mr. Evans served as a director of both Union Pacific Corporation and Union Pacific Railroad from 1999 until February 2005, and as Vice Chairman of Union Pacific Railroad from January 2004 until his retirement in February 2005. From 1998 until his election as Vice Chairman, Mr. Evans served as the President and Chief Operating Officer of Union Pacific Railroad. From 1990 to 1998, Mr. Evans served in various executive positions at Emerson Electric Company. Mr. Evans also serves on the board of directors of Arvin Meritor, Inc., Textron Inc., Cooper Industries, Ltd., and Spirit AeroSystems Holdings, Inc. We believe Mr. Evans’ qualifications to serve as a director of our company include his experience in the transportation industry, including his service at Union Pacific Railroad, and his corporate governance expertise.

James J. Forese has served as a director of our company since March 2005. Mr. Forese has served as an Operating Partner of Thayer | Hidden Creek since 2003. Prior to joining Thayer | Hidden Creek, Mr. Forese served as President and Chief Executive Officer of IKON Office Solutions, Inc. (formerly Alcoa Standard Corporation) from 1998 to 2002 and retired as Chairman in February 2003. Prior to joining IKON, Mr. Forese served as Controller and Vice President of Finance for IBM Corporation and Chairman of IBM Credit Corporation. Since 2003, Mr. Forese has served on the board of directors of SFN Group (formerly Spherion Corporation), and has been Chairman since May 2007. Since January 2005, Mr. Forese has served on the board of directors of IESI-BFC Ltd., and has been Chairman since January 2010. Mr Forese has served as a member of the board of directors of various IBM subsidiaries, Lexmark International, Inc., NUI Corporation, Southeast Bank Corporation, Unisource Worldwide, Inc., IKON Office Solutions, Inc. and American Management Systems, Incorporated. Mr. Forese was also a member of the board of directors of Anheuser-Busch Companies, Inc. from April 2003 to November 2008. We believe Mr. Forese’s qualifications to serve as a director of our company include his business experience in senior management positions at complex organizations and his experience on other public company boards of directors.

Samuel B. Levine has served as a director of our company since June 2005. Mr. Levine has served as Managing Director of Eos Management, L.P., an affiliate of Eos Partners, L.P., since 1999. We believe Mr. Levine’s qualifications to serve as a director of our company include his experience in business, corporate strategy, and investment matters.

Brian D. Young has served as a director of our company since June 2005. Mr. Young has served as General Partner of Eos Partners, L.P. since 1994. We believe Mr. Young’s qualifications to serve as a director of our company include his experience in business, corporate strategy, and investment matters.

Pankaj Gupta has served as a director of our company since July 2009. Mr. Gupta joined American Capital, Ltd. in August 2006, and has been a Managing Director since January 2010. Prior to joining American Capital, Mr. Gupta served as Senior Vice President at Audax Group, a Boston and New York-based private equity and mezzanine firm with $4 billion under management, since March 2001. At Audax Group, Mr. Gupta was responsible for the origination, structuring, execution, and monitoring of mezzanine investments. Prior to joining Audax Group, Mr. Gupta was an Associate in the Private Equity Group of Whitney & Co. Prior to Whitney, Mr. Gupta was an Analyst in the High Yield and Merchant Banking Group of CIBC World Markets. Mr. Gupta serves on the board of directors of SMG, a leading provider of entertainment and conference venue management services worldwide. We believe Mr. Gupta’s qualifications to serve as a director of our company include his financial expertise and experience in corporate strategy and investment matters.

William S. Urkiel will become a director of our company effective upon the consummation of this offering. Since August 2006, Mr. Urkiel has served as a director of Suntron Corporation. Mr. Urkiel has been a member of the board of directors of Crown Holdings, Inc. since December 2004. From May 1999 until January 2005, Mr. Urkiel served as Senior Vice President and Chief Financial Officer of IKON Office Solutions. From February 1995 until April 1999, Mr. Urkiel served as the Corporate Controller and Chief Financial Officer at AMP Incorporated. Prior to 1999, Mr. Urkiel held various financial management positions at IBM Corporation. Mr. Urkiel was nominated to our board of directors because of his expertise with accounting and audit matters and because of his experience with corporate finance, investor relations, and corporate governance matters.

Chad M. Utrup will become a director of our company effective upon the consummation of this offering. Since January 2003, Mr. Utrup has served as the Chief Financial Officer of Commercial Vehicle Group, Inc. and as an Executive Vice President since January 2009. Mr. Utrup served as the Vice President of Finance at Trim Systems from 2000 to 2002. Prior to joining Commercial Vehicle Group, Inc. in February 1998, Mr. Utrup served as a project management group member at Electronic Data Systems. While with Electronic Data Systems, Mr. Utrup’s responsibilities included financial support and implementing cost recovery and efficiency programs at various Delphi Automotive Systems locations. Mr. Utrup was nominated to our board of directors because of his executive and operational experience as the chief financial officer of a public company and his broad experience with accounting and audit matters for publicly traded companies.

James L. Welch will become a director of our company effective upon the consummation of this offering. Since November 2008, Mr. Welch has served as the President, Chief Executive Officer, and a director of Dynamex Inc. Mr. Welch was a consultant working in Interim Chief Executive Officer roles for private equity companies from August 2007 until October 2008. Mr. Welch served as President and Chief Executive Officer of Yellow Transportation, Inc. from June 2000 until his retirement in February 2007. During his 29 years at Yellow Transportation, Inc., Mr. Welch held positions of increasing responsibility in operations, sales, and general management. Mr. Welch is also a member of the board of directors of SkyWest, Inc. (NASDAQ: SKYW) and Spirit AeroSystems, Inc. (NYSE: SPR). Mr. Welch was nominated to our board of directors because of his extensive experience in the transportation and logistics sector, his demonstrated depth of experience as chief executive officer of a leading asset-based freight hauler, and his experience with corporate governance matters as a director of other public companies.

Key Employees

After the proposed GTS merger, our TMS operations will be managed by a senior management team lead by Michael P. Valentine and W. Paul Kithcart.

Michael P. Valentine has served as Chief Executive Officer of GTS since February 2008. Mr. Valentine founded Group Transportation Services in January 1995 and served in various officer positions, including President and Chief Executive Officer, until February 2008. Mr. Valentine founded GTS Direct in October 1999 and served as its President until February 2008. Prior to founding Group Transportation Services, Mr. Valentine was an independent sales agent with Roberts Express, Inc. from 1988 to 1995.

W. Paul Kithcart has served as President of GTS, Group Transportation Services, and GTS Direct since February 2008. Prior to that, Mr. Kithcart served as Vice President of Group Transportation Services from August 2000 to January 2008. Prior to joining Group Transportation Services, Mr. Kithcart held various positions with FedEx Global Logistics, Inc. from 1994 to 2000.

There are no family relationships among any of our directors, officers, or key employees.

Board of Directors and Committees

Our board of directors currently consists of eight members. In connection with this offering, Messrs. Levine, Young, and Gupta will resign from our board of directors. In order to fill the vacancies created by the resignations of Messrs. Levine, Young, and Gupta, effective upon the consummation of this offering Messrs. William S. Urkiel, Chad M. Utrup, and James L. Welch will join our board of directors, all of whom meet the independence standards of the New York Stock Exchange. In compliance with the transitional rules of the SEC and the New York Stock Exchange, we expect that a majority of our directors will be independent within one year from the closing of this offering.

Our amended and restated certificate of incorporation provides for a board of directors consisting of three classes serving three-year staggered terms. Effective upon the consummation of this offering, Messrs. Evans and Forese will serve as Class I directors, each with an initial term expiring at the annual meeting of stockholders in 2011. Effective upon the consummation of this offering, Ms. Vijums and Messrs. Urkiel and Utrup will serve as Class II directors, each with an initial term expiring at the annual meeting of stockholders in 2012. Effective upon the consummation of this offering, Messrs. DiBlasi, Rued, and Welch will serve as Class III directors, each with an initial term expiring at the annual meeting of stockholders in 2013.

Our amended and restated bylaws authorize our board of directors to appoint among its members one or more committees, each consisting of one or more directors. Upon completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee, and a nominating/corporate governance committee. Each of our audit, compensation, and nominating/corporate governance committees will consist of all independent directors. We plan to adopt charters for the audit, compensation, and nominating/corporate governance committees describing the authority and responsibilities delegated to each committee by our board of directors substantially as set forth below. Until the establishment of the audit, compensation, and nominating/corporate governance committees, these functions will continue to be performed by our board of directors.

We also plan to adopt a Code of Business Conduct and Ethics and a Code of Ethics for the CEO and Senior Financial Officers. We will post on our website, at www.rrts.com, the charters of our audit, compensation, and nominating/corporate governance committees; our Code of Business Conduct and Ethics; and our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or New York Stock Exchange regulations.

Audit Committee

The primary responsibilities of the audit committee, which will be set forth in more detail in its charter, will be to assist our board of directors in the oversight of:

■	the integrity of our financial statements;

■	our compliance with legal regulatory requirements;

■	our independent auditors’ qualifications and independence; and

■	the performance of our internal audit function and our independent auditors.

Additionally, the audit committee will be responsible for preparing the disclosure required by Item 407(d)(3)(i) of Regulation S-K.

In compliance with the rules of the SEC and the New York Stock Exchange, our audit committee will consist entirely of independent directors, as defined under the New York Stock Exchange listing standards and SEC rules. Effective upon the consummation of this offering, Messrs. Urkiel, Utrup, and Welch will serve as members of our audit committee, with Mr. Utrup initially serving as chairman. Mr. Utrup will serve as the audit committee member who qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC.

Compensation Committee

The primary responsibilities of the compensation committee, which will be set forth in more detail in its charter, will be to:

■	review and approve corporate goals and objectives relevant to the compensation of our executive officers;

■	evaluate the performance of our chief executive officer and other executive officers in light of those goals and objectives;

■	determine and approve the compensation level of our chief executive officer and other executive officers based on this evaluation;

■	make recommendations to our board of directors with respect to incentive-compensation and equity-based plans that are subject to approval by our board of directors; and

■	prepare the disclosure required by Item 407(e)(5) of Regulation S-K.

In compliance with the rules of the SEC and the New York Stock Exchange, our compensation committee will consist entirely of independent directors, as defined under New York Stock Exchange listing standards and SEC rules. Effective upon the consummation of this offering, Messrs. Urkiel, Utrup, and Welch will serve as members of our compensation committee, with Mr. Urkiel initially serving as chairman.

Nominating/Corporate Governance Committee

The principal responsibilities of our nominating/corporate governance committee, which will be set forth in more detail in its charter, will be to:

■	identify candidates qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

■	select, or recommend that our board of directors select, the director nominees for the next annual meeting of stockholders;

■	develop and recommend to our board of directors a set of corporate governance guidelines applicable to our company; and

■	oversee the evaluation of our board of directors and management.

The nominating/corporate governance committee will consider persons recommended by stockholders for inclusion as nominees for election to our board of directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company’s secretary at the address listed herein. The nominating/corporate governance committee will identify and evaluate nominees for our board of directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our board of directors. Our nominating/corporate governance committee will strive to seek director nominees who represent diverse viewpoints. In evaluating the diversity of nominees for our board of directors, the nominating/corporate governance committee will consider nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The committee will not assign specific weights to particular criteria and expects that no particular criterion will necessarily be applicable to all prospective nominees. Our board of directors believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experiences, knowledge, and abilities that will allow our board of directors to fulfill its responsibilities. Nominees will not be discriminated against on the basis of race, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

In compliance with the rules of the SEC and the New York Stock Exchange, our nominating/corporate governance committee will consist entirely of independent directors, as defined under New York Stock Exchange listing standards and SEC rules. Effective upon the consummation of this offering, Messrs. Urkiel, Utrup, and Welch will serve as members of our nominating/corporate governance committee, with Mr. Welch initially serving as chairman.

Board Leadership Structure

We separate the roles of chief executive officer and chairman of the board in recognition of the differences between the two roles. Our chief executive officer is responsible for setting the strategic direction for our company and the day to day leadership and performance of our company, while the chairman of the board provides guidance to the chief executive officer and sets the agenda for meetings of our board of directors and presides at such meetings. The board believes that separating these roles is in the best interests of our stockholders because it provides the appropriate balance between strategy development, flow of information between management and the board, and oversight of management. Going forward, we will seek independent directors to bring experience, oversight, and expertise from outside of our company and industry. Our board of directors reserves the right to reconsider its leadership structure given the needs of our company at any given time.

Board of Directors’ Role in Risk Oversight

The role of our board of directors in our company’s risk oversight process includes receiving reports from members of senior management on areas of material risk to our company, including operational, financial, legal and regulatory, and strategic and reputational risks. The board of directors receives these reports from the appropriate executive within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. This direct communication from management enables our board of directors to coordinate the risk oversight role, particularly with respect to risk interrelationships within our organization.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. Compensation decisions for our executive officers were made by our board of directors as a whole. Mr. DiBlasi participated in discussions with the board of directors concerning executive officer compensation other than his own. Following the closing of this offering, our compensation committee is expected to be comprised of directors who have not, at any time, had any contractual or other relationship with our company.

Director Compensation

Following this offering, we intend to use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our board of directors. In setting director compensation, we will consider the amount of time that directors spend fulfilling their duties as a director, including committee assignments.

Prior to the closing of this offering, we did not pay our directors any compensation. Following completion of this offering, we will seek to provide director compensation packages that are customary for boards of directors for similarly situated companies. Initially, we will pay each independent director an annual retainer fee of $30,000, payable quarterly. The chairman of the audit committee will receive an extra $5,000 per year over the standard independent director compensation. The chairman of the compensation committee will receive an extra $5,000 per year over the standard independent director compensation. The chairman of the nominations committee will receive an extra $3,000 per year over the standard independent director compensation. Although we anticipate that we will also make equity-based awards to our directors, we have not made any determinations with respect to such awards as of the date of this prospectus. We will also reimburse each director for travel and related expenses incurred in connection with attendance at board and committee meetings.

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the narrative and tables that follow.

Overview

The objectives of our compensation program for our executive officers seek to promote the creation of long-term stockholder value by:

■	tying a portion of those executives’ total compensation to company and individual performance measures that are expected to position our company for long-term success; and

■	attracting, motivating, and retaining high-caliber executives with the skills necessary to achieve our business objectives in a competitive market for talent.

We use a mix of five components in pursuing these objectives:

■	base salary;

■	annual cash bonuses;

■	equity awards in the form of stock options;

■	benefits and perquisites; and

■	arrangements regarding compensation upon termination of employment.

Our practice has been and will continue to be to combine the components of our executive compensation program to align compensation with measures that correlate with the creation of long-term stockholder value and to achieve a total compensation level appropriate for our size and corporate performance. In pursuing this, we offer an opportunity for income in the event of successful corporate financial performance, matched with the prospect of less compensation in the absence of successful corporate financial performance. Our philosophy is to make a greater percentage of an employee’s compensation based on our company’s performance as he or she becomes more senior, with a significant portion of the compensation of our executive officers based on the achievement of company performance goals because the performance of these officers is more likely to have a direct impact on our achievement of strategic and financial goals that are most likely to affect stockholder value. At the same time, our board of directors believes that we must attract and retain high-caliber executives, and therefore must offer a mixture of fixed and incentive compensation at levels that are attractive in light of the competitive market for senior executive talent.

Historically, our board of directors has reviewed the total compensation of our executive officers and the mix of components used to compensate those officers on an annual basis. In determining the total amount and mix of compensation components, our board of directors strives to create incentives and rewards for performance consistent with our short-term and long-term company objectives. Our board of directors relies on its judgment about each individual rather than employing a formulaic approach to compensation decisions. Our board of directors has not assigned a fixed weighting among each of the compensation components. Our board of directors assesses each executive officer’s overall contribution to our business, scope of responsibilities, and historical compensation and performance to determine his annual compensation. In making compensation decisions, our board takes into account input from our board members and our chief executive officer based on their experiences with other companies. We have not engaged third-party consultants to benchmark our compensation packages against our peers. However, going forward, we anticipate that our compensation committee may, from time to time as it sees fit, retain third-party executive compensation specialists in connection with determining cash and equity compensation and related compensation policies in the future.

The GTS merger is not currently anticipated to impact our compensation policies or practices relating to our executive officers for 2010. As we evaluate the impact of the GTS merger on our executive officers’ responsibilities on a go-forward basis, we will adjust our compensation practices accordingly.

Role of Our Compensation Committee

Historically, our board of directors determined and administered the compensation of our chief executive officer, and our chief executive officer, subject to the approval of our board of directors, determined the compensation of our other executive officers. Following this offering, our newly established compensation committee will make the ultimate decisions regarding executive officer compensation. We do not anticipate that this shift in our compensation determination processes and procedures will affect our executive officers’ 2010 compensation. Our chief executive officer and other executive officers may from time to time attend meetings of our compensation committee or our board of directors, but will have no final decision authority with respect to executive officer compensation. Annually, our compensation committee will evaluate the performance of our chief executive officer and determine our chief executive officer’s compensation in light of the goals and objectives of our compensation program. The decisions relating to our chief executive officer’s compensation will be made by the compensation committee, which will review its determinations with our board of directors without the presence of management prior to its final determination. Decisions regarding the other executive officers will be made by our compensation committee after considering recommendations from our chief executive officer. As noted above, in the future we may engage an independent compensation consultant to assist the compensation committee in making its compensation determinations.

Specific Components of Our Compensation Program

Base Salary. Base salary provides fixed compensation to an executive officer that reflects his or her job responsibilities, experience, value to our company, and demonstrated performance. In setting base salaries, our board of directors considers a variety of factors, including:

■	the nature and responsibility of each executive’s position;

■	the impact, contribution, length of service, expertise, and experience of the executive;

■	competitive market information regarding salaries to the extent available and relevant;

■	the importance of retaining the individual along with the competitiveness of the market for the individual executive’s talent and services; and

■	recommendations of our chief executive officer (except in the case of his own compensation).

Our board of directors annually reviews, and adjusts from time to time, the base salaries for our executive officers.

Incentive Compensation. We utilize cash bonuses to align the interests of senior management with stockholders by tying a portion of their compensation to company and individual performance goals. At the end of each fiscal year, our board of directors receives recommended performance measures and ranges from senior management, and then sets performance measures and ranges that it deems appropriate for the subsequent fiscal year. The cash bonus portion of annual compensation is based on our LTL business management incentive plan, which pays a cash bonus based on the achievement of annual company and personal performance goals in order to emphasize pay for company performance and individual performance. At maximum performance levels, cash incentive compensation can equal up to 100% of our chief executive officer’s base salary and 75% of the base salary of our other executive officers.

Our board of directors believes that the bulk of cash incentive bonuses should be based on objective measures of financial performance, but believes that more subjective elements are also important in recognizing achievement and motivating executives. Therefore, at the same time that company-wide performance objectives are set, individual performance objectives based on the recommendations of our chief executive officer (except with respect to himself) are set in order to reward performance objectives beyond purely financial measures. Our cash incentive plan is comprised of two targets: (1) financial performance related to the achievement of targeted levels of earnings before interest, taxes, depreciation, and amortization, or EBITDA, and (2) individual performance objectives. A description of these targets and the percentage of the maximum annual incentive compensation tied to each follows:

■	EBITDA – 90% of the maximum annual incentive compensation payable to our executive officers (100% in the case of our chief executive officer) is based on achieving specific EBITDA goals. In order for any bonus to be paid based on the individual performance criterion discussed below, a minimum EBITDA goal within our LTL business must be achieved. If the minimum EBITDA threshold is met, an executive officer is eligible to receive a bonus equal to 30% (38% in the case of our chief executive officer) of his base salary. If the minimum EBITDA goal is exceeded by 25%, an executive officer is eligible to receive a bonus equal to 55% (75% in the case of our chief executive officer) of his base salary. If the minimum EBITDA goal is exceeded by 40%, an executive officer was eligible to receive a bonus equal to 75% (100% in the case of our chief executive officer) of his base salary. After the end of the fiscal year, our board of directors reviews our company’s actual performance against each of the financial performance objectives established at the end of the previous year and, in determining whether the performance ranges are met, exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

■	Individual Performance – Ten percent of the maximum annual incentive compensation payable to our executive officers (other than our chief executive officer) is based on individual performance. Our chief executive officer (subject to the review of our board of directors) makes this determination based on performance metrics designed for each of our other executive officers’ position and level of responsibility related to our overall corporate objectives based our chief executive officer’s industry experience. If the minimum EBITDA threshold is met, and an executive officer’s individual performance meets the standards for a bonus, then that executive will receive up to 10% of the maximum bonus he was eligible to receive under the EBITDA criterion. For example, in the case of an executive officer (other than our chief executive officer), if the minimum EBITDA threshold is met, that executive officer is entitled to receive up to 30% of his base salary as a bonus. However, 10% of such 30% is comprised of the individual performance criterion. Therefore, if the EBITDA threshold is met, but the individual performance criterion is not, the executive officer will receive 27% of his base salary as a bonus.

At the end of 2008, in light of the economic downturn and its impact on our LTL business and the transportation industry generally, our board of directors suspended our traditional cash incentive plan described above and implemented a temporary cash incentive plan for 2009 based on quarterly EBITDA targets for our LTL operations. There was no individual performance component of our 2009 incentive compensation plan. Under the 2009 cash incentive plan, each of our executive officers was eligible to receive a bonus equal to approximately 5% of his base salary for each fiscal quarter that we met a minimum quarterly EBITDA threshold, or an aggregate of 20% of his base salary if all quarterly EBITDA goals were met. The quarterly EBITDA targets were approximately $1.2 million, $3.2 million, $3.4 million, and $3.2 million for the first, second, third, and fourth fiscal quarters of 2009, respectively. The first and second quarterly EBITDA targets were met in 2009 and bonuses of $30,700, $19,449, $18,900, and $27,525 were paid to Messrs. DiBlasi, Armbruster, van Helden, and Dobak, respectively, pursuant to our 2009 cash incentive plan, or approximately 10% of their 2009 base salary. The third and fourth quarter EBITDA targets were not met.

The 2009 cash incentive plan was terminated at the end of 2009. Going forward, our cash incentive plan will again be comprised of annual EBITDA targets and individual performance objectives.

Equity Compensation. We grant stock options to align the interests of our executive officers with the interests of our stockholders and to reward our executive officers for superior corporate performance. Historically, we have granted stock options to our executive officers upon their joining our company. All of our stock options vest over a four-year period, with 25% vesting on the first anniversary of the grant date and 6.25% at the end of each subsequent three-month period thereafter. The stock options were all granted with an exercise price per share equal to the fair market value of our stock on the grant date, as determined by our board of directors because there has not been a public market for our stock. Our executives will realize value from stock options only if and to the extent the market price of our common stock when the executive exercises the option exceeds the price on the date of grant. The exercise price per share and the number of shares issuable upon exercise of these options will be adjusted in connection with the conversion of our Class A common stock into shares of our new common stock on a 149.314-for-one basis. In 2009, we did not grant any equity awards to our executive officers.

Benefits and Perquisites. Our executive officers participate in the employee benefits that are available to all employees. In addition, historically we provided each of our executive officers with the use of a company car, which program was discontinued in July 2009. We also provide term life insurance policies on all of our executive officers similar to our other employees.

Severance Payments. We provide our executive officers with severance arrangements that are intended to attract and retain qualified executives who have alternatives that may appear to them to be less risky absent these arrangements. These arrangements are also intended to mitigate a potential disincentive for the executive officers to pursue and execute an acquisition of us, particularly where the services of these executive officers may not be required by the acquirer. For quantification of these severance benefits, please see the discussion under “Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control” in this prospectus.

2010 Compensation

In 2010, our compensation program will consist of the same components described above. In setting 2010 base salaries, our board of directors considered each individual officer’s contribution to our business, scope of responsibilities, individual performance, and length of service and gave modest base salary increases of 10% for each executive officer. Mr. DiBlasi’s base salary for 2010 is $345,400, Mr. Armbruster’s base salary for 2010 is $220,800, Mr. van Helden’s base salary for 2010 is $214,775, and Mr. Dobak’s base salary for 2010 is $309,925. We anticipate that the annual cash incentive plan will be reinstated, although the threshold, target, and maximum payments have not yet been determined. However, we expect that the financial performance targets for our cash incentive plan will be expanded to include other financial measurements applicable to the financial performance of the entire organization rather than just our LTL operations, including net income, in addition to EBITDA.

In the future, we plan to grant equity awards annually to our executive officers and key employees. The equity-based grant program may include the award of stock options, performance-based vesting restricted stock units, and/or time-based vesting restricted stock units. Equity will be awarded to executive officers and key employees based upon performance and potential to contribute to our company’s success. In the future, we may, in our discretion, weigh awards slightly more toward restricted stock units because these awards reflect both increases and decreases in stock price from the grant-date market price and thus tie compensation more closely to changes in stockholder value at all levels compared to options, whose intrinsic value changes with stockholder value only when the market price of shares is above the exercise price. In addition, the weighing toward restricted stock units would allow us to deliver equivalent value to option grants with use of fewer authorized shares.

Tax Considerations

Section 162(m) of the Internal Revenue Code (Section 162(m)) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company’s chief executive officer or any of the company’s four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets preestablished objective goals based on performance criteria approved by the stockholders). Prior to this offering, we were not subject to Section 162(m). Going forward, we will seek to maximize the compensation deduction of our executive officers and to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m). However, because we will compensate our executive officers in a manner designed to promote our varying corporate objectives, our compensation committee may not adopt a policy requiring all compensation to be deductible. For 2009, cash compensation paid to our executive officers did not exceed the $1 million limit for any covered officer.

Summary Compensation Table

The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us received by our chief executive officer, our chief financial officer, and our two other executive officers for the fiscal year ended December 31, 2009.

Name and				All Other
Principal Position	Year	Salary(1)	Bonus(2)	Compensation(3)	Total

Mark A. DiBlasi President, Chief Executive Officer, and Director	2009	$302,169	$30,700	$26,215	$359,084
Peter R. Armbruster Chief Financial Officer	2009	$191,397	$19,449	$24,581	$235,427
Brian J. van Helden Vice President – Operations	2009	$185,996	$18,900	$22,895	$227,791
Scott L. Dobak Vice President – Sales and Marketing	2009	$270,915	$27,525	$26,907	$325,347

(1)	Beginning in January 2009, the base salary for each of Messrs. DiBlasi, Armbruster, van Helden, and Dobak was $300,000, $188,235, $182,750, and $268,750, respectively. Such amounts were increased in July 2009 to $314,000, $200,735, $195,250, and $281,250 as a result of our discontinuation of our automobile usage benefits. As part of our overall cost reduction and savings initiatives, effective November 2009 our executive officers’ base salaries were reduced along with our other employees. The base salary of each of Messrs. DiBlasi, Armbruster, van Helden, and Dobak was reduced by $4,831, $3,088, $3,004, and $4,335, respectively.
(2)	Amounts shown reflect bonuses earned based on company performance criteria under our 2009 cash incentive program for the first and second quarters of 2009.
(3)	Amounts represent matching contributions to our 401(k) plan of $9,800, $8,434, $8,196, and $9,800 on behalf of Messrs. DiBlasi, Armbruster, van Helden, and Dobak, respectively. We also paid premiums on term life insurance policies on behalf of the executive officers. The taxable portion of the premiums paid for the term life insurance policies is computed based on Internal Revenue Service guidelines and totaled $414, $414, $180, and $270 on behalf of Messrs. DiBlasi, Armbruster, van Helden, and Dobak, respectively. In addition, each of our executive officers also received the benefit of the use of a company issued automobile through July 2009 (when such program was discontinued), the taxable value of which did not exceed $10,000 for any executive officer. In addition, the amounts also include medical and disability insurance benefits paid on behalf of our executive officers.

Employment and Other Agreements

We have no written employment contracts with any of our executive officers. We have, however, provided employment letter agreements to our named executive officers setting forth their title, base salary, health benefits, and severance benefits in the event of termination. As part of the compensation package provided to our named executive officers, we provide them with (i) the right to participate in our LTL business management incentive plan and to receive awards under our 2010 incentive compensation plan, (ii) the right to participate in all medical, group life insurance, retirement, and other fringe benefit plans as may from time to time be provided to our executives, and (iii) severance benefits. If we terminate the executive’s employment for any reason other than for “cause,” or if he terminates his employment voluntarily for “good reason” (as such terms are defined in the employment letters), he is entitled to receive his current base salary for a period of 12 months in accordance with our normal payroll practices and will be eligible to receive all benefits under welfare benefit plans, practices, policies, and programs provided by us (including medical and group life plans and programs) for the same period.

If, during the one-year period following a “change of control” (as defined in the employment letters), the executive’s employment is terminated without cause, he is entitled to receive his current base salary for a period of 12 months in accordance with our normal payroll practices and will be eligible to receive all benefits under welfare benefit plans, practices, policies, and programs provided by us (including medical and group life plans and programs) for the same period. See “Compensation Discussion and Analysis – Potential Payments Upon Termination or Change of Control” in this prospectus.

Grants of Plan-Based Awards and 2009 Option Exercises

During 2009, no plan-based incentive awards were made to our named executive officers and none of our named executive officers exercised any stock options.

Outstanding Equity Awards at December 31, 2009

The following table provides information with respect to outstanding vested and unvested option awards held by our named executive officers as of December 31, 2009.

			Option
	Number of Securities Underlying Unexercised Options		Exercise	Option
Name	Exercisable(1)	Unexercisable(1)	Price(1)	Expiration Date

Mark A. DiBlasi	111,985	7,466	$6.70	1/16/16
Mark A. DiBlasi	111,985	7,466	$13.39	1/16/16
Mark A. DiBlasi	69,990	4,667	$20.09	1/16/16
Mark A. DiBlasi	41,061	18,665	$6.70	3/15/17
Mark A. DiBlasi	41,061	18,665	$13.39	3/15/17
Peter R. Armbruster	63,234	–	$6.70	3/31/15
Peter R. Armbruster	63,309	–	$13.39	3/31/15
Peter R. Armbruster	63,309	–	$20.09	3/31/15
Brian J. van Helden	39,521	23,713	$6.70	4/9/17
Brian J. van Helden	39,521	23,713	$13.39	4/9/17
Brian J. van Helden	39,521	23,713	$20.09	4/9/17
Scott L. Dobak	43,473	19,761	$6.70	1/29/17
Scott L. Dobak	43,473	19,761	$13.39	1/29/17
Scott L. Dobak	43,473	19,761	$20.09	1/29/17

(1)	All share numbers and exercise prices reflect the conversion of our Class A common stock into our new common stock on a 149.314-for-one basis, as described in “Description of Capital Stock.”

Post-Employment Compensation

Pension Benefits

We do not offer any defined benefit pension plans for any of our employees. We do have a 401(k) plan in which our employees may participate. In 2009, we made matching contributions to our 401(k) plan of $9,800, $8,434, $8,196, and $9,800, on behalf of Messrs. DiBlasi, Armbruster, van Helden, and Dobak, respectively.

Potential Payments Upon Termination or Change in Control

The tables below reflect the amount of compensation to certain of our executive officers in the event of termination of such executive’s employment or a change in control. Other than as set forth below, no amounts will be paid to our named executive officers in the event of termination.

Severance Arrangements Upon Termination

We have employment letter agreements with our named executive officers. The arrangements reflected in these letter agreements are designed to encourage the officers’ full attention and dedication to our company currently and, in the event of any proposed change of control, provide these officers with individual financial security. Pursuant to the employment letters, if the executive is terminated for any reason other than for “cause,” or if he terminates his employment voluntarily for “good reason” (as such terms are defined in the employment letters), he is entitled to receive his current base salary for a period of 12 months in accordance with our normal payroll practices and will be eligible to receive all benefits under welfare benefit plans, practices, policies, and programs provided by us (including medical and group life plans and programs) for the same period.

Assuming these agreements were in place on December 31, 2009, if our named executive officers were terminated without cause or for good reason (as those terms are defined in the employment letters) on December 31, 2009, they would receive the following salaries over a 12-month period pursuant to their letter agreements:

Name	Salary

Mark A. DiBlasi	$314,000
Peter R. Armbruster	$200,735
Brian J. van Helden	$195,250
Scott L. Dobak	$281,750

Severance Arrangements Upon Change of Control

Pursuant to the employment letters with our named executive officers, if, during the one-year period following a “change of control” (as defined in the employment letters), the executive’s employment is terminated without cause, he is entitled to receive his current base salary for a period of 12 months in accordance with our normal payroll practices and will be eligible to receive all benefits under welfare benefit plans, practices, policies, and programs provided by us (including medical and group life plans and programs) for the same period.

Assuming those letter agreements were in place on December 31, 2009 and a change in control of our company occurred on December 31, 2009 and each of the executive officers listed below was terminated as a result of the change of control, our named executive officers would receive the following salaries over a 12-month period pursuant to their employment letter agreements:

Name	Salary

Mark A. DiBlasi	$314,000
Peter R. Armbruster	$200,735
Brian J. van Helden	$195,250
Scott L. Dobak	$281,750

Nonqualified Deferred Compensation

We do not offer any deferred compensation plans for any of our named executive officers.

2010 Incentive Compensation Plan

Our board of directors has adopted, subject to approval by our stockholders, a 2010 incentive compensation plan. The incentive plan will terminate no later than (1) March 31, 2020, or (2) 10 years after the board approves an increase in the number of shares subject to the plan (so long as such increase is also approved by the stockholders). The incentive plan provides for the grant of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock, dividend equivalents, other stock-related awards and performance awards. Awards may be granted to employees, including executive officers, non-employee directors, and consultants.

Share Reserve

An aggregate of 2,500,000 shares of common stock have been reserved for issuance under the incentive compensation plan. As of the date hereof, no shares of common stock have been issued under the incentive compensation plan.

Certain types of shares issued under the incentive compensation plan may again become available for the grant of awards under the incentive compensation plan, including restricted stock that is repurchased or forfeited prior to it becoming fully vested; shares withheld for taxes; shares that are not issued in connection with an award, such as upon the exercise of a stock appreciation right; and shares used to pay the exercise price of an option in a net exercise.

In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. Shares issued under the incentive compensation plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Administration

Our board of directors has the authority to administer the incentive compensation plan as the plan administrator. However, our board of directors has the authority to delegate its authority as plan administrator to one or more committees, including its compensation committee. Subject to the terms of the incentive compensation plan, the plan administrator determines recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator also determines the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.

Grant Limits

To the extent that Section 162(m) applies to the incentive compensation plan, no participant will receive an award for more than 2,000,000 shares in any calendar year. In addition, no participant will receive a performance bonus for more than $5,000,000 per twelve-month period (as adjusted on a straight-line basis for the actual length of the performance period).

Stock Options

Each stock option granted pursuant to the incentive compensation plan must be set forth in a stock option agreement. The plan administrator determines the terms of the stock options granted under the incentive compensation plan, including the exercise price, vesting schedule, the maximum term of the option and the period of time the option remains exercisable after the optionee’s termination of service. The exercise price of a stock option, however, may not be less than the fair market value of the stock on its grant date and the maximum term of a stock option may not be more than ten years. All options granted under the incentive compensation plan will be nonstatutory stock options.

Acceptable consideration for the purchase of common stock issued under the incentive compensation plan is determined by the plan administrator and may include cash, common stock, a deferred payment arrangement, a broker assisted exercise, the net exercise of the option, and other legal consideration approved by the board of directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Restricted Stock Awards

Restricted stock awards must be granted pursuant to a restricted stock award agreement. The plan administrator determines the terms of the restricted stock award, including the purchase price, if any, for the restricted stock, and the vesting schedule, if any, for the restricted stock award. The plan administrator may grant shares fully vested as a bonus for the recipient’s past services performed for us. The purchase price for a restricted stock award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to our board of directors. Shares under a restricted stock award may not be transferred other than by will or by the laws of descent and distribution until they are fully vested or unless otherwise provided for in the restricted stock award agreement.

Stock Appreciation Rights

Each stock appreciation right granted pursuant to the incentive compensation plan must be set forth in a stock appreciation rights agreement. The plan administrator determines the terms of the stock appreciation rights granted under the incentive compensation plan, including the strike price, vesting schedule, the maximum term of the right and the period of time the right remains exercisable after the recipient’s termination of service.

Generally, the recipient of a stock appreciation right may not transfer the right other than by will or the laws of descent and distribution unless the stock appreciation rights agreement provides otherwise. However, the recipient of a stock appreciation right may designate a beneficiary who may exercise the right following the recipient’s death.

Stock Units

Stock unit awards must be granted pursuant to stock unit award agreements. The plan administrator determines the terms of the stock unit award, including any performance or service requirements. A stock unit award may require the payment of at least par value. Payment of any purchase price may be made in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the board of directors. Rights to acquire shares under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution unless otherwise provided in the stock unit award agreement.

Dividend Equivalents

Dividend equivalents must be granted pursuant to a dividend equivalent award agreement. Dividend equivalents may be granted either alone or in connection with another award. The plan administrator determines the terms of the dividend equivalent award.

Bonus Stock

The plan administrator may grant stock as a bonus or in lieu of our obligations to pay cash or deliver other property under a compensatory arrangement with one of our service providers.

Other Stock-Based Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting, and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the incentive compensation plan authorizes specific performance awards to be granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be “covered employees” (as defined below) so that such awards should qualify as “performance-based” compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term “covered employee” means our chief executive officer and our four highest compensated officers as of the end of a taxable year determined in accordance with federal securities laws. If, and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) will be exercised by a committee that qualifies under Section 162(m), rather than by our board of directors. We believe that our compensation committee qualifies for this role under Section 162(m).

Subject to the requirements of the incentive compensation plan, our compensation committee will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements or those of our subsidiaries, divisions or business or geographical units will be used by our compensation committee in establishing performance goals for performance awards designed to comply with the performance-based compensation exception to Section 162(m): (1) earnings per share; (2) revenues or margins; (3) cash flows; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense, unusual items and income taxes, local, state, or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; and (13) debt reduction. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by our compensation committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to us. Our compensation committee shall exclude the impact of an event or occurrence which our compensation committee determines should appropriately be excluded, including without limitation (1) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (2) an event either not directly related to our operations or not within the reasonable control of our management, or (3) a change in accounting standards required by generally accepted accounting principles.

Changes in Control

In the event of certain corporate transactions, all outstanding options and stock appreciation rights under the incentive compensation plan either will be assumed, continued, or substituted by any surviving or acquiring entity. If the awards are not assumed, continued, or substituted for, then such awards shall become fully vested and, if applicable, fully exercisable and will terminate if not exercised prior to the effective date of the corporate transaction. In addition, at the time of the transaction, the plan administrator may accelerate the vesting of such equity awards or make a cash payment for the value of such equity awards in connection with the termination of such awards. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards may become fully vested. The vesting and exercisability of certain equity awards may be accelerated on or following a change in control transaction if specifically provided in the respective award agreement.

Adjustments

In the event that certain corporate transactions or events (such as a stock split or merger) affects our common stock, our other securities or any other issuer such that the plan administrator determines an adjustment to be appropriate under the incentive compensation plan, then the plan administrator shall, in an equitable manner, substitute, exchange, or adjust (1) the number and kind of shares reserved under the incentive compensation plan, (2) the number and kind of shares for the annual per person limitations, (3) the number and kind of shares subject to outstanding awards, (4) the exercise price, grant price, or purchase price relating to any award and/or make provision for payment of cash or other property in respect of any outstanding award, and (5) any other aspect of any award that the plan administrator determines to be appropriate.

401(k) Plan

We maintain a defined contribution profit sharing plan for our full-time employees, which is intended to qualify as a tax qualified plan under Section 401 of the Internal Revenue Code. The plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to the statutory limit. Additionally, we match 100% of each participant’s contributions up to 4% of his or her pre-tax compensation, up to the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions of up to an additional 50% of each participant’s contributions up to 4% of his or her pre-tax compensation, up to the statutory limit, which generally vest over three years. In 2009, we made approximately $0.8 million of matching contributions to the plan on behalf of participating employees.

Risk Management Considerations

Our board of directors believes that our executive compensation program creates incentives to create long-term value while minimizing behavior that leads to excessive risk. The EBITDA financial metric used to determine the amount of an executive’s company-based performance bonus has ranges that encourage success without encouraging excessive risk taking to achieve short-term results. In addition, at maximum performance levels, cash incentive compensation cannot exceed 100% of our chief executive officer’s base salary and 75% of the base salary of our other executive officers. The stock options granted to our executives become exercisable over a four-year period and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.

Certain Relationships and Related Transactions

GTS Merger

Simultaneous with the consummation of this offering, GTS Transportation Logistics, Inc., our wholly owned subsidiary, will merge with and into GTS, and GTS will be the surviving corporation and a wholly owned subsidiary of our company. As a result of the GTS merger, the stockholders of GTS will become stockholders of our company. The merger agreement provides that each issued and outstanding share of GTS common stock will be converted into 141.848 shares of our common stock, or a total of 3,230,324 shares. Assuming the exercise of all dilutive stock options and warrants, and disregarding this offering, the combined company would be owned approximately 14.2% by the stockholders of GTS and approximately 85.8% by our current stockholders.

Upon consummation of the GTS merger, we will assume all outstanding options to purchase GTS common stock issued by GTS to its employees. Each such option outstanding immediately prior to the effective time of the merger will become an option to purchase our common stock, with the number of shares subject to such option and the option price to be adjusted in accordance with the GTS merger exchange ratio.

The obligations of the parties to complete the merger depend on (1) the consummation of this offering; (2) the approval of the GTS merger by our creditors; (3) the termination of our management agreement and the GTS management agreement (described below); (4) the satisfaction of our senior subordinated notes and junior subordinated notes, and the GTS credit facility; (5) no GTS stockholder having exercised its appraisal rights pursuant to Delaware law; (6) the representations and warranties of the other party being true and correct in all material respects upon completion of the merger; (7) the other party having performed, in all material respects, all of its agreements and covenants under the merger agreement on or prior to the completion of the merger; (8) the other party having obtained all required corporate approvals of its board of directors and stockholders; (9) the receipt of all required consents to the transactions contemplated by the merger agreement from governmental, quasi-governmental and private third parties; (10) no suit, action or other proceeding by any governmental agency having been pending or threatened that would restrain or prohibit or seeking damages with respect to the merger; and (11) no proceeding in which any party is involved under any U.S. or state bankruptcy or insolvency law.

As of April 15, 2010, Thayer | Hidden Creek was the beneficial owner of approximately 71% of our outstanding common stock (not giving effect to the GTS merger) and approximately 79% of GTS’ outstanding common stock. As of April 15, 2010, Eos was the beneficial owner of approximately 22% of our outstanding common stock. Upon consummation of the GTS merger, assuming our sale of 9,000,000 shares in this offering, Thayer | Hidden Creek will be the beneficial owner of approximately 52% of our common stock and Eos will be the beneficial owner of approximately 13% of our common stock.

We have attached the Agreement and Plan of Merger, or merger agreement, which is the legal document that governs the merger, as an exhibit to the registration statement of which this prospectus forms a part. The foregoing description of the merger agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the merger agreement.

Management and Consulting Agreements

In April 2005, Dawes Transport entered into a Management and Consulting Agreement with Thayer | Hidden Creek Management, L.P., an affiliate of Thayer | Hidden Creek. In May 2005, Roadrunner Freight entered into a management and consulting agreement with Thayer | Hidden Creek Management, L.P. as well. In June 2005, each of such agreements was superseded by an amended and restated management and consulting agreement between Dawes Transport, Roadrunner Freight, Thayer | Hidden Creek Management, and Eos Management, Inc., an affiliate of Eos. In March 2007, the amended and restated management and consulting agreement was further amended and restated and superseded by an amended and restated management and consulting agreement among Thayer | Hidden Creek Management, Eos Management, our company, Roadrunner Freight, and Sargent, pursuant to which Thayer | Hidden Creek Management and Eos Management provide financial, management, and operations consulting services to these companies. These services include general executive and management, marketing, and human resource services, advice in connection with the negotiation and consummation of agreements, support, and analysis of acquisitions and financing alternatives, and assistance with monitoring compliance with financing arrangements. In exchange for such services, Thayer | Hidden Creek Management and Eos Management are paid aggregate annual management fees, subject to increase upon certain events, of $0.4 million, and are reimbursed for their expenses. Each of Thayer | Hidden Creek Management and Eos Management are also entitled to additional fees for assisting with acquisitions, dispositions, and financings, including this offering. In connection with our acquisitions of Dawes Transport and Roadrunner Freight, we paid Thayer | Hidden Creek Management and Eos Management aggregate transaction fees of $2.8 million. In October 2009, the parties agreed to waive payment of $0.8 million of the management fees owed to them for 2007 and 2008. Our obligation to pay the 2009 management fee was terminated effective in January 2009. Four of our current directors are affiliated with Thayer | Hidden Creek Management, and two of our current

directors are affiliated with Eos Management. We expect each of the directors who are affiliated with Eos Management to resign from our board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.

In February 2008, GTS entered into a management and consulting agreement with Thayer | Hidden Creek Management, pursuant to which Thayer | Hidden Creek Management provides financial, management, and operations consulting services to GTS. These services include general executive and management, marketing, and human resource services, advice in connection with the negotiation and consummation of agreements, support, and analysis of acquisitions and financing alternatives, and assistance with monitoring compliance with financing arrangements. In exchange for such services, Thayer | Hidden Creek Management is paid an annual management fee, subject to increase upon certain events, of $0.25 million, and is reimbursed for its expenses. Thayer | Hidden Creek Management is also entitled to additional fees for assisting with acquisitions, dispositions, and financings, including the GTS merger. In 2008 and 2009, GTS paid Thayer | Hidden Creek Management fees of $0.6 million and $0.5 million, respectively, which amounts include transaction fees.

Upon consummation of this offering, we will pay Thayer | Hidden Creek Management and Eos Management an aggregate transaction fee of $3.5 million to terminate the management and consulting agreements.

Following the consummation of this offering, we will enter into an advisory agreement with Thayer | Hidden Creek Management, pursuant to which Thayer | Hidden Creek Management will continue to provide advisory services to us. These services will include identification, support, negotiation, and analysis of acquisitions and dispositions and support, negotiation, and analysis of financing alternatives. In exchange for such services, Thayer | Hidden Creek Management will be reimbursed for its expenses and paid a transaction fee in connection with the consummation of each acquisition or divestiture by us or our subsidiaries, excluding certain specified transactions, and in connection with any public or private debt offering by us or our subsidiaries negotiated by Thayer | Hidden Creek Management. The amount of any such fee will be determined through good faith negotiations between our board of directors and Thayer | Hidden Creek Management.

Stockholders’ Agreements

We are party to agreements with each of our stockholders, including Thayer | Hidden Creek, Eos, and our executive officers, providing for “piggyback” registration rights. Such agreements provide that if, at any time after the consummation of this offering, we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, the stockholders may request that we include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

In addition to the piggyback registration rights discussed above, Thayer | Hidden Creek, Eos, and certain of our other stockholders have demand registration rights. In March 2007, we entered into a second amended and restated stockholders’ agreement, pursuant to which Thayer | Hidden Creek, Eos, and certain other of our stockholders were granted Form S-3 registration rights. The amended and restated stockholders’ agreement provides that, any time after we are eligible to register our common stock on a Form S-3 registration statement under the Securities Act, Thayer | Hidden Creek, Eos, and certain other of our stockholders may request registration under the Securities Act of all or any portion of their shares of common stock subject to certain limitations. These stockholders are each limited to a total of two of such registrations. In addition, if, at any time after the consummation of this offering, we propose to file a registration statement under the Securities Act for any underwritten sale of shares of any of our equity securities, Thayer | Hidden Creek and the other stockholders party to the amended and restated stockholders’ agreement may request that we include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

Transactions with Management

Between June 2005 and April 2007, certain of our executive officers were granted options to purchase an aggregate of 1,002,267 shares of our common stock at a weighted average exercise price of $12.70, adjusted to reflect the conversion of our Class A common stock into new common stock on a 149.314-for-one basis. The stock options vest over a four-year period, with 25% vesting on the first anniversary of the grant date and 6.25% at the end of each subsequent three month period thereafter, and are included in the principal and selling stockholders table included in this prospectus.

Sargent Merger

In March 2007, we acquired Sargent by way of a merger. At that time, Sargent was owned by affiliates of Thayer | Hidden Creek, our largest stockholder. By virtue of the merger, each share of Sargent Transportation Group, Inc. that was not otherwise cancelled pursuant to the terms of the merger agreement was converted into the right to receive two-tenths of a share of our common stock. In addition, we issued warrants to purchase an aggregate of 2,269,274 shares of our common stock at a per share purchase price of $13.39, which expire in 2017. Of such warrants, 2,245,772 were issued to affiliates of Thayer | Hidden Creek.

Senior Subordinated Notes

In March 2007, we issued an aggregate principal amount at maturity of approximately $36.4 million of our senior subordinated notes in connection with the merger of Sargent into us. One of the purchasers of our senior subordinated notes was American Capital, Ltd., one of our 5% stockholders included in the principal and selling stockholders table included in this prospectus. As of December 31, 2009, the aggregate principal amount of outstanding senior subordinated notes was $41.1 million. This amount includes $20.5 million owed to American Capital, Ltd., which we intend to pay from the net proceeds of this offering.

Junior Subordinated Notes

In December 2009, we issued an aggregate face amount at maturity of approximately $19.5 million of our junior subordinated notes in connection with our acquisition of Bullet Freight Systems, Inc. The purchasers of junior subordinated notes and the accompanying warrants to purchase an aggregate of 1,746,974 shares of our common stock at a per share exercise price of $8.37 included Eos, one of our largest stockholders, several officers of an affiliate of Thayer | Hidden Creek (including Messrs. Rued, Evans, and Forese, directors of our company), and Baird Financial Corporation, an affiliate of Robert W. Baird & Co., Incorporated that we refer to as the Baird Affiliate. Each of Messrs. Rued, Evans, and Forese purchased, for an aggregate purchase price of $400,000, (i) $400,000 aggregate face amount of our junior subordinated notes, and (ii) warrants to purchase 35,835 shares of our common stock at a per share purchase price of $8.37. As of December 31, 2009, the aggregate principal amount of our outstanding junior subordinated notes was $19.8 million. For additional information with respect to the junior subordinated notes and warrants, see Notes 6 and 7 to our consolidated financial statements appearing elsewhere in this prospectus. Assuming an offering date of May 10, 2010, we expect to use approximately $31.7 million of the net proceeds from this offering to prepay the junior subordinated notes (including principal, interest, and prepayment penalties), of which Eos will receive aggregate payments of $10.2 million, the Thayer | Hidden Creek affiliates will receive aggregate payments of $4.9 million, and the Baird Affiliate will receive a payment of $1.6 million.

Series B Convertible Preferred Stock

In December 2008, we sold an aggregate of 1,791,768 shares of our Series B convertible preferred stock to nine of our stockholders for a aggregate purchase price of $12.0 million, of which approximately $9.5 million was purchased by Thayer Equity Investors V, L.P., an affiliate of Thayer | Hidden Creek, and $2.0 million was purchased by Eos. For additional information, see the section entitled “Description of Capital Stock — Preferred Stock.”

Directed Share Program

All members of our board of directors, our executive officers, our full-time employees, and certain other individuals, including members of the immediate family of our board of directors and executive officers, will be eligible to participate in the directed share program described under “Underwriting” at levels that may exceed $120,000. The aggregate number of shares subject to our directed share program is 50,000.

Other than as set forth above, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000, and in which any director, executive officer, or holder of more than 5% of any class of our voting securities and members of such person’s immediate family had or will have a direct or indirect material interest. In the future, our audit committee will be responsible for reviewing, approving, and ratifying any such transaction or series of similar transactions.

Principal and Selling Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 10, 2010 by the following:

■	each person known by us to own more than 5% of our common stock;

■	each stockholder selling shares in this offering;

■	each of our directors and executive officers; and

■	all of our directors and executive officers as a group.

Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property laws. Except as otherwise indicated, each person may be reached as follows: c/o Roadrunner Transportation Systems, Inc., 4900 S. Pennsylvania Ave., Cudahy, Wisconsin 53110.

The table assumes (i) the recapitalization of all outstanding shares of our Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends) into 17,305,136 shares of our common stock on a 149.314-for-one basis, and (ii) the issuance of 3,230,324 shares of our new common stock pursuant to the GTS merger. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of May 10, 2010 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

	Shares
	Beneficially			Shares
	Owned Prior to			Beneficially
	the Offering		Shares Offered	Owned after the Offering
Name of Beneficial Owner	Number	Percent	for Sale	Number	Percent
5% Stockholders:
Thayer | Hidden Creek Entities(1)	16,576,375	72.5%	–	16,576,375	52.0%
Eos Funds(2)	3,912,106	18.5%	–	3,912,106	13.0%
American Capital Entities(3)	1,493,138	7.3%	1,493,138	–	*
Other Selling Stockholders:
Sankaty Credit Opportunities, L.P.	281,152	1.4%	107,506	173,646	*
Directors and Executive Officers:
Mark A. DiBlasi(4)	414,345	2.0%	–	414,345	1.4%
Peter R. Armbruster(5)	238,379	1.2%	–	238,379	*
Brian J. van Helden(6)	154,132	*	–	154,132	*
Scott L. Dobak(7)	154,132	*	–	154,132	*
Ivor J. Evans(8)	35,835	*	–	35,835	*
Scott D. Rued(8)	35,835	*	–	35,835	*
Judith A. Vijums(8)	–	*	–	–	*
James F. Forese(8)	35,835	*	–	35,835	*
Samuel B. Levine(9)	–	*	–	–	*
Brian D. Young(9)	–	*	–	–	*
Pankaj Gupta(10)	–	*	–	–	*
All directors and executive officers as a group (11 persons)	1,068,493	5.0%	–	1,068,493	3.5%

*	Less than one percent.
(1)	Represents shares held by Thayer Equity Investors V, L.P., TC Roadrunner-Dawes Holdings, L.L.C., TC Sargent Holdings, L.L.C., Thayer | Hidden Creek Partners II, L.P., and THC Co-investors II, L.P., all of which are affiliates and referred to collectively as the Thayer | Hidden Creek Entities. Includes shares issuable upon exercise of outstanding warrants. Mr. Scott Rued exercises shared voting and dispositive power over all shares held by the Thayer | Hidden Creek Entities. The address of each of the Thayer | Hidden Creek Entities is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.
(2)	Represents shares held by Eos Capital Partners III, L.P. and Eos Partners, L.P., which are affiliates and referred to as the Eos Funds. As a General Partner of Eos Partners, L.P., Mr. Young has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. As a Managing Director of Eos Management, L.P., Mr. Levine has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. Levine disclaims any beneficial ownership of the stock owned by the Eos Funds. The address of each of the Eos Funds is 320 Park Avenue, New York, NY 10022.
(3)	Represents shares held by American Capital, Ltd. and American Capital Equity I, LLC. Mr. Gupta is an officer of each of the American Capital Entities and exercises sole voting and dispositive power over all shares held by the American Capital Entities. Mr. Gupta disclaims beneficial ownership of any such shares. The address of each of the American Capital Entities is 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814.
(4)	Includes 3,732 shares of common stock and 410,613 shares of common stock issuable upon exercise of vested stock options.
(5)	Includes 48,527 shares of common stock and 189,852 shares of common stock issuable upon exercise of vested stock options.
(6)	Includes 154,132 shares of common stock issuable upon exercise of vested stock options.

(7)	Includes 154,132 shares of common stock issuable upon exercise of vested stock options.
(8)	Represents shares held by the Thayer | Hidden Creek Entities, as described in note 1. Messrs. Evans, Rued, and Forese, and Ms. Vijums, are each officers of certain of the Thayer | Hidden Creek Entities or their affiliates. Accordingly, Messrs. Evans, Rued, and Forese, and Ms. Vijums may be deemed to beneficially own the shares owned by the Thayer | Hidden Creek Entities. Each of Messrs. Evans, Rued, and Forese, and Ms. Vijums disclaims beneficial ownership of any such shares in which he or she does not have a pecuniary interest. The address of each of Messrs. Evans, Rued, and Forese, and Ms. Vijums is c/o Thayer | Hidden Creek, 80 South 8th Street, Suite 4508, Minneapolis, Minnesota 55402.
(9)	Represents shares held by the Eos Funds, as described in note 2. As a General Partner of Eos Partners, L.P., Mr. Young has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. As a Managing Director of Eos Management, L.P., Mr. Levine has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. Levine disclaims any beneficial ownership of the shares of stock owned by the Eos Funds. We expect that Messrs. Young and Levine will resign from our board of directors prior to effectiveness of the registration statement of which this prospectus forms a part. The address of Messrs. Young and Levine is c/o Eos, 320 Park Avenue, New York, NY 10022.
(10)	Represents shares held by the American Capital Entities, as described in note 3. As an officer of each of the American Capital Entities, Mr. Gupta may be deemed to beneficially own the shares owned by the American Capital Entities. Mr. Gupta disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest.

Description of Capital Stock

Upon the filing of our amended and restated certificate of incorporation, we will be authorized to issue shares of common stock, $.01 par value, and shares of undesignated preferred stock, $.01 par value. The following description of our capital stock reflects our capital stock authorized under the amendment to our certificate of incorporation and bylaws discussed elsewhere in this prospectus and the conversion of each share of Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends) into a single class of newly authorized common stock on a 149.314-for-one basis. The stock split and conversion of our Class A common stock and Class B common stock will occur on the effective date of the registration statement of which this prospectus forms a part. The conversion of our Series B preferred stock (including accrued but unpaid dividends) will occur immediately prior to the consummation of this offering. The description is intended to be a summary and does not describe all provisions of our amended and restated certificate of incorporation or our amended and restated bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Pursuant to our amended and restated certificate of incorporation, the holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Our certificate of incorporation previously authorized the issuance of Class A and Class B common stock. Each holder of record of Class A common stock was entitled to one vote for each share of Class A common stock. The holders of Class B common stock did not have voting rights. Our certificate of incorporation previously provided that each share of Class B common stock would automatically convert into one share of Class A common stock immediately prior to the closing of our initial public offering. The holders of Class A and Class B common stock were entitled to dividends if and when such dividends were declared by our board of directors.

Certain shares of our previously authorized Class A common stock were classified by us as redeemable Class A common stock. See Note 8 to our financial statements included in this prospectus. Such shares were issued to certain of our employees and were subject to mandatory redemption by us at a per share price equal to the closing price of our common stock on any securities exchange on which our stock is then listed, in the event such employee’s employment with us is terminated due to such employee’s death or disability within seven years of the date of issuance. We issued the redeemable Class A common stock only to employees in order to provide them with liquidity in the event of their death or disability. Following the conversion of our Class A common stock into a new class of common stock, 259,806 shares of such new common stock will be subject to the same mandatory redemption provisions as the previous shares of Class A common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the New York Stock Exchange or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted.

Our certificate of incorporation authorizes the issuance of 5,000 shares of Series A preferred stock, all of which are currently outstanding. Except with respect to approval of amendments to our certificate of incorporation previously in effect, the holders of our Series A preferred stock do not have voting rights. We, at our option and at any time, are entitled to redeem the Series A preferred stock for an amount equal to $1,000 per share, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. We are obligated to redeem the Series A preferred stock for such amount on November 30, 2012 if such shares are not earlier redeemed. The holders of Series A preferred stock are entitled to annual dividends equal to $40.00 per share, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. In addition, the holders of Series A preferred stock are entitled to receive an amount equal to $1,000 per share in the event of our liquidation or dissolution, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. All of the shares of our Series A preferred stock will remain outstanding following this offering and such shares and the rights and preferences thereof will not be impacted by the reclassification of our capital stock discussed in this prospectus.

Our certificate of incorporation previously authorized the issuance of Series B preferred stock. The holders of our Series B preferred stock had the right to one vote for each share of Class A common stock into which such Series B preferred stock could then be converted. With respect to such vote, such holder had full voting rights and powers equal to the voting rights and powers of the holders of Class A common stock, and were entitled to vote, together with holders of Class A common stock, with respect to any question upon which holders of Class A common stock had the right to vote. The holders of our Series B preferred stock were entitled, in their sole discretion, to redeem the Series B preferred stock upon the occurrence of, among other things, qualified public offering or sale of our company. The holders of Series B preferred stock were entitled to annual dividends at the rate of 15% per annum, compounding quarterly, on each March 31, June 30, September 30, and December 31, subject to adjustment to reflect stock splits, reorganizations, and other similar changes. In addition, in the event of our liquidation or dissolution, the holders of Series B preferred stock were entitled to receive an amount equal to the greater of (i) $1,000 per share plus the aggregate amount of all accrued but unpaid Series B dividends, or (ii) the amount such holders would have received assuming full conversion of all of their Series B preferred stock at the then effective Series B conversion price, subject to adjustment to reflect stock splits, reorganizations, and other similar changes.

Each share of Series B preferred stock was convertible at the option of the holder thereof, at any time after the issuance date of such shares, into shares of Class A common stock. In addition, all outstanding shares of Series B preferred stock were subject to automatic conversion (without any further action by the holders thereof) into shares of Class A common stock immediately prior to a firm commitment underwritten public offering in which the public offering price per share is not less than the Series B preferred stock liquidation value as set forth in our certificate of incorporation and the aggregate proceeds to us are at least $50 million. All of the shares of Series B preferred stock (plus accrued but unpaid dividends) will be converted into an aggregate of approximately 2.2 million shares of new common stock.

Registration Rights

Form S-3 Registration Rights

Upon receipt of a written request from certain of our stockholders party to our amended and restated stockholders’ agreement, we must use our best efforts to file and effect a registration statement with respect to any of the shares of our common stock held by those stockholders. We are not, however, required to effect any such registration if (1) we are not eligible to file a registration statement on Form S-3, (2) the aggregate offering price of the common stock to be registered is less than $1.0 million, or (3) the amount of shares to be registered does not equal or exceed 1% of our then-outstanding common stock. Additionally, we are not required to effect more than two Form S-3 registrations on behalf of each such stockholder. A Form S-3 registration will not be deemed to have been effected for purposes of our stockholders’ agreement unless the registration statement or preliminary or final prospectus, as the case may be, relating thereto (i) has become effective under the Securities Act and remained effective for a period of at least 90 days, and (ii) at least 75% of the common stock requested to be included in such registration is so included.

Incidental Registration Rights

All of our common stockholders are, pursuant to stockholders’ agreements, entitled to include all or part of their shares of our common stock in any of our registration statements under the Securities Act relating to an underwritten offering, excluding registration statements relating to our employee benefit plans or a corporate reorganization. The underwriters of any underwritten offering will have the right to limit the number of securities included in such offering due to marketing reasons. However, if the underwriter reduces the number of securities included in the offering, the reduction in the number of securities held by those stockholders cannot represent a greater percentage of the shares requested to be registered by such stockholders than the lowest percentage reduction imposed upon any other stockholder.

Registration Expenses

We will pay all expenses incurred in connection with the registrations described above, except for underwriting discounts and commissions and the expenses of counsel representing the holders of registration rights.

Indemnification

In connection with all of the registrations described above, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act.

Anti-Takeover Effects

General

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the Delaware General Corporation Law.

Authorized but Unissued Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any additional shares of preferred stock.

Number of Directors; Removal; Filling Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Classified Board

Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management – Board of Directors and Committees.” The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Stockholder Action

Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time our chairman or a majority of the whole board believes such consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act of 1934, as amended, or the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendments to Bylaws

Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendments to Certificate of Incorporation

Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power. The requirement of a super-majority vote to approve amendments to the certificate of incorporation or bylaws could enable a minority of our stockholders to exercise veto power over an amendment.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (877) 777-0800.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have approximately 29.5 million shares of common stock outstanding. Of these shares, the 10,600,644 shares sold in this offering, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements, and assuming Robert W. Baird & Co. Incorporated does not release shares from these agreements, approximately 18.9 million of our shares will be eligible for sale in the public market subject to volume, manner of sale, and other limitations under Rule 144 beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”).

Lock-Up Agreements

Our directors, executive officers, and certain stockholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, pledge, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. The 180-day restricted period described in the preceding sentence will be extended if:

■	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or material event; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Despite possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Robert W. Baird & Co. Incorporated. These agreements are more fully described in “Underwriting.”

We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, Robert W. Baird & Co. Incorporated may consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made between the representatives and us or any of our stockholders pursuant to which Robert W. Baird & Co. Incorporated will waive the lock-up restrictions.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for at least six months, and who is not affiliated with such issuer, would be entitled to sell an unlimited number of shares of common stock so long as the issuer has met its public information disclosure requirements. In addition, an affiliated person who has beneficially owned restricted securities for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the following:

■	1% of the number of shares of common stock then outstanding; or

■	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

Rule 701

Under Rule 701 as currently in effect, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice requirements of Rule 144.

Stock Options

We intend to file registration statements under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or shares issued under any benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Registration Rights

After the completion of this offering, holders of restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock – Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the related registration statement.

Material U.S. Federal Income Tax Considerations For
Non-U.S. Holders of Our Common Stock

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local, or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates; partnerships and other pass-through entities; “controlled foreign corporations;” “passive foreign investment companies;” corporations that accumulate earnings to avoid U.S. federal income tax; financial institutions; insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt organizations; tax qualified retirement plans; persons subject to the alternative minimum tax; persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment; real estate investment companies; regulated investment companies; grantor trusts; persons that received our common stock as compensation for performance of services; persons that have a functional currency other than the U.S. dollar; and certain former citizens or residents of the U.S.

For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” for U.S. federal income tax purposes. A U.S. person is any of the following:

■	an individual who is a citizen or resident of the United States;

■	a corporation or partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

■	an estate, the income of which is subject to U.S. federal income tax, regardless of its source; or

■	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

We have not declared or paid distributions on our common stock since inception and do not intend to pay any distribution on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a tax-free return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

■	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

■	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

■	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (referred to as a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States.

Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests with respect to a non-U.S. holder only if the non-U.S. holder actually or constructively holds more than five percent of such regularly traded common stock at any time during the five-year period ending on the date of the disposition. Furthermore, no assurances can be provided that our stock will be regularly traded on an established securities market.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends, together with other information. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI.

Payment of the proceeds from a disposition by a non-U.S. holder of our common stock generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Underwriting

We, the underwriters and the selling stockholders, which selling stockholders may be deemed to be underwriters, named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Robert W. Baird & Co. Incorporated, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, and Stifel, Nicolaus & Company, Incorporated are representatives of the underwriters.

Number of
Underwriters	Shares

Robert W. Baird & Co. Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Stifel, Nicolaus & Company, Incorporated

Total	10,600,644

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Per Share		Total
	Without Over-	With Over-	Without Over-	With Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting and commissions paid by selling stockholders	$	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our executive officers and directors and holders of substantially all of our common stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Robert W. Baird & Co. Incorporated or in other limited circumstances. Our agreement does not apply to any shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be extended if:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have reserved for sale at the initial public offering price up to 50,000 shares of the common stock for employees and directors who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in this directed share program is limited to the participant’s pro rata allocation of the shares based on the number of shares for which the participant subscribed. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Any persons that choose to participate in the directed share program will agree with us that, until          , 2010, they will not, unless permitted by us to do so, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares they purchase through the program.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Application has been made to list the common stock on the New York Stock Exchange under the symbol “RRTS.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

We and the selling stockholders have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market.

These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

■	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

■	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

■	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Our board of directors received an opinion, dated March 1, 2010, from BB&T Capital Markets relating to the fairness of the exchange ratio for each share of GTS common stock to be exchanged for shares of our common stock in connection with the GTS merger. BB&T Capital Markets’ fairness opinion refers to the fairness to our existing stockholders (prior to the GTS merger), from a financial point of view, of the GTS merger. The fairness opinion is subject to further due diligence and the issuance of a bring-down opinion by BB&T Capital Markets at the time of the consummation of the GTS merger. BB&T Capital Markets expresses no opinion and makes no recommendations as to the purchase by any person of shares of our common stock or as to the fairness of the exchange ratio or the GTS merger to the holders of GTS common stock. As compensation for its services, upon completion of the GTS merger, we have agreed to pay BB&T Capital Markets a fairness opinion fee of $150,000.

In December 2009, Baird Financial Corporation, an affiliate of Robert W. Baird & Co. Incorporated that we refer to as the Baird Affiliate, purchased (i) $1.0 million aggregate face amount of our junior subordinated notes and (ii) warrants to purchase 600 shares of our Class A common stock at an exercise price of $1,250 per share for a total purchase price of $1.0 million (the Class A common stock will be converted into shares of our common stock on a 149.314-for-one basis at the time of the consummation of this offering, resulting in warrants to purchase 89,588 shares of common stock at an exercise price of $8.37 per share). As a result of the anticipated prepayment of the junior subordinated notes with the proceeds of this offering, the Baird Affiliate will receive a payment equal to the face amount of the junior subordinated notes it purchased plus approximately $0.6 million, which includes prepayment penalties and accrued interest. Based on our fair value estimate of the warrants at the date of issuance, the value associated with the warrants purchased by the Baird Affiliate is approximately $154,000.

Legal Matters

The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Foley & Lardner LLP, Milwaukee, Wisconsin.

Experts

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Where You Can Find Additional Information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules. Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We intend to make available free of charge on our website at www.rrts.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements, and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or connected to, or that can be accessed via our website is not part of this prospectus.

Roadrunner Transportation Systems, Inc.

The accompanying financial statements give effect to a 149.314-for-1 split of the common stock and Series B preferred stock of Roadrunner Transportation Systems, Inc. which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte and Touche LLP, an independent registered public accounting firm, upon completion of the 149.314-for-1 split of the common stock and Series B preferred stock of Roadrunner Transportation Systems, Inc. described in the fourth paragraph of Note 16 to the financial statements and assuming that from April 2, 2010 to the date of such completion, no other material events have occurred that would affect the accompanying financial statements or disclosure therein.

/s/  DELOITTE AND TOUCHE LLP

Minneapolis, MN
April 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Roadrunner Transportation Systems, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Roadrunner Transportation Systems, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company’s consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

March 3, 2010 (April 2, 2010 as to Note 16) (except for the fourth paragraph of Note 16, as to which the date is May   , 2010)

ROADRUNNER TRANSPORTATION SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	Pro Forma
	December 31,	December 31,
	2009	2009	2008
	Note 16 (unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$667	$496
Accounts receivable, net		53,080	45,506
Deferred income taxes		1,578	2,055
Prepaid expenses and other current assets		8,440	7,080

Total current assets		63,765	55,137

PROPERTY AND EQUIPMENT, NET		5,292	4,951
OTHER ASSETS:
Goodwill		210,834	185,115
Other noncurrent assets		10,944	10,678

Total other assets		221,778	195,793

TOTAL ASSETS		$290,835	$255,881

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt		$7,400	$5,500
Accounts payable		26,914	24,018
Accrued expenses and other liabilities		8,520	9,362
Accrued interest		1,478	2,790

Total current liabilities		44,312	41,670

LONG-TERM DEBT, net of current maturities		120,660	93,354
OTHER LONG-TERM LIABILITIES		1,922	1,393
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION		5,000	5,000

Total liabilities		171,894	141,417

COMMITMENTS AND CONTINGENCIES (NOTE 13)
REDEEMABLE COMMON STOCK
Class A common stock $.01 par value; 259,806 shares issued and outstanding		1,740	1,740

STOCKHOLDERS’ INVESTMENT:
Series B convertible preferred stock; 1,791,768 shares issues and outstanding	–	13,950	12,000
Class A common stock $.01 par value; 14,567,521 shares issued and outstanding	147	147	147
Class B common stock $.01 par value; 298,628 shares authorized; 282,502 shares issued and outstanding	3	3	3
Additional paid-in capital	117,649	103,698	101,338
Retained deficit	(597)	(597)	(764)

Total stockholders’ investment	117,201	117,201	112,724

TOTAL LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ INVESTMENT		$290,835	$255,881

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2009	2008	2007

Revenues	$450,351	$537,378	$538,007
Operating expenses:
Purchased transportation costs	354,069	432,139	425,568
Personnel and related benefits	48,255	55,000	55,354
Other operating expenses	32,079	37,539	37,311
Depreciation and amortization	2,372	2,004	1,840
Acquisition transaction expenses	374	–	–
Restructuring and IPO expenses	–	3,416	–

Total operating expenses	437,149	530,098	520,073

Operating income	13,202	7,280	17,934
Interest expense:
Interest on long-term debt	12,531	12,352	13,937
Dividends on preferred stock subject to mandatory redemption	200	200	160

Total interest expense	12,731	12,552	14,097
Loss on early extinguishment of debt	–	–	1,608

Income (loss) before provision for income taxes	471	(5,272)	2,229
Provision (benefit) for income taxes	304	(1,438)	1,294

Net income (loss)	167	(3,834)	935
Accretion of Series B preferred stock	(1,950)	–	–

Net income (loss) available to common stockholders	$(1,783)	$(3,834)	$935

Earnings (loss) per share available to common stockholders:
Basic	$(0.12)	$(0.25)	$0.06

Diluted	$(0.12)	$(0.25)	$0.06

Pro forma earnings per share available to common stockholders (Note 16 - unaudited):
Basic	$0.01

Diluted	$0.01

Weighted average common stock outstanding:
Basic	15,109,830	15,112,667	15,113,563

Diluted	15,109,830	15,112,667	15,133,571

Pro forma weighted average common stock outstanding:
Basic	17,047,179

Diluted	17,172,005

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(Dollars in thousands, except share amounts)

									Accumulated
							Additional		Other	Total
	Series B Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Investment

BALANCE, January 1, 2007	–	$–	14,567,521	$147	282,502	$3	$100,019	$2,135	$13	$102,317

Share-based compensation							655			655
Purchase and cancellation of common stock							(25)			(25)
Comprehensive income:
Net change in unrealized gains and losses (net of tax of $1)									(12)	(12)
Net income								935		935

Total comprehensive income										923

BALANCE, December 31, 2007	–	$–	14,567,521	$147	282,502	$3	$100,649	$3,070	$1	$103,870

Issuance of Series B preferred stock	1,791,768	12,000								12,000
Share-based compensation							698			698
Purchase and cancellation of common stock							(9)			(9)
Comprehensive loss:
Net change in unrealized gains and losses									(1)	(1)
Net loss								(3,834)		(3,834)

Total comprehensive loss										(3,835)

BALANCE, December 31, 2008	1,791,768	$12,000	14,567,521	$147	282,502	$3	$101,338	$(764)	$–	$112,724

Accretion of Series B preferred stock (15% per annum)		1,950					(1,950)			–
Issuance of warrants							3,000			3,000
Share-based compensation							510			510
Forgiveness of payable to affiliates							800			800
Net income								167		167

BALANCE, December 31, 2009	1,791,768	$13,950	14,567,521	$147	282,502	$3	$103,698	$(597)	$–	$117,201

The accompanying notes are an integral part of these consolidated financial statements.

ROADRUNNER TRANSPORTATION SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$167	$(3,834)	$935
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,086	2,439	2,290
Loss on early extinguishment of debt	–	–	1,608
Deferred interest	2,771	1,163	1,261
(Gain) loss on disposal of buildings and equipment	(35)	–	165
Share-based compensation	510	698	655
Provision for bad debts and freight bill adjustments	1,186	737	349
Deferred tax provision (benefit)	(113)	(1,721)	1,054
Changes in:
Accounts receivable	(4,671)	6,273	1,090
Prepaid expenses and other assets	(1,409)	(848)	530
Accounts payable	(330)	(6,314)	1,810
Accrued expenses	(1,747)	1,502	1,907
Other liabilities	529	(211)	(1,184)

Net cash (used in) provided by operating activities	(56)	(116)	12,470

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted assets	934	(5,000)	–
Additional purchase price for acquisition earnouts	–	(499)	(1,349)
Acquisition of business, net of cash acquired	(24,205)	–	–
Capital expenditures	(2,246)	(1,098)	(1,867)
Proceeds from sale of buildings and equipment	99	63	29

Net cash used in investing activities	(25,418)	(6,534)	(3,187)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	–	12,000	–
Repurchase and retirement of stock	–	(34)	(125)
Borrowings under revolving credit facilities	71,625	137,025	151,715
Payments under revolving credit facilities	(65,215)	(136,775)	(135,390)
Long-term debt borrowings	25,500	–	40,000
Long-term debt payments	(5,500)	(5,000)	(66,490)
Payment of debt financing fees	(765)	(870)	(1,245)

Net cash provided by (used in) financing activities	25,645	6,346	(11,535)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	171	(304)	(2,252)
CASH AND CASH EQUIVALENTS:
Beginning of period	496	800	3,052

End of period	$667	$496	$800

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$10,342	$10,641	$9,964
Cash paid for income taxes (net of refunds)	$470	$(71)	$118
Noncash Series B convertible preferred stock dividend	$1,950	$–	$–
Noncash forgiveness of payable to affiliates	$800	$–	$–
Noncash conversion of notes payable to preferred stock	$–	$–	$5,000
Noncash notes and warrants issued for acquisition of business (face amount)	$3,000	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

Roadrunner Transportation Systems, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Organization, Nature of Business and Significant Accounting Policies

Organization and Nature of Business

On October 4, 2006, the controlling shareholder of Roadrunner Dawes, Inc. (“RDS”) through Sargent Transportation Group, Inc. (“STG”) acquired all of the outstanding capital stock of Big Rock Transportation, Inc., Midwest Carriers, Inc., Sargent Trucking, Inc., B&J Transportation, Inc., and Smith Truck Brokers, Inc. (collectively, “Sargent”). On March 14, 2007, STG merged with RDS and are collectively referred to herein as the “Company.” At the time of the merger, each STG share was converted into two-tenths of a share of the Company’s Class A common stock. In addition, 10-year warrants to purchase 2,269,274 shares of the Company’s Class A common stock at a purchase price of $13.39 per share were issued to the existing shareholders of STG. Additionally, the Company converted $5.0 million of subordinated notes payable to the former owners of Sargent into $5.0 million of Series A Redeemable Preferred Stock.

The Company is headquartered in Cudahy, Wisconsin. RDS operates as a common and contract motor carrier pursuant to U.S. Department of Transportation authority and is engaged primarily in transportation of less-than-truckload shipments. RDS has 17 service centers and operates throughout the United States. Sargent operates as a transportation and brokerage business from nine offices throughout the continental United States and into Canada.

On June 13, 2008, the Company changed its name to Roadrunner Transportation Services Holdings, Inc. to reflect the Company’s comprehensive service offerings. On March 25, 2010, the Company changed its name to Roadrunner Transportation Systems, Inc. (“RRTS”). Refer to Note 16.

Accounting Standards Codification

The issuance by the Financial Accounting Standards Board (“FASB”) of the Accounting Standards Codification (the “Codification” or “ASC”) on July 1, 2009 (effective for the Company’s fiscal year 2009) changes the way that accounting principles generally accepted in the United States (“GAAP”) are referenced. Beginning on that date, the Codification officially became the single source of authoritative nongovernmental GAAP. The change affects the way the Company refers to GAAP in its financial statements and accounting policies. All existing standards that were used to create the Codification were superseded. The Company adopted and applied the provisions of the ASC and has eliminated references to pre-ASC accounting standards throughout its financial statements.

Principles of Consolidation

Transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because RDS and STG had the same controlling stockholder immediately before and after the March 14, 2007 merger (the “STG Merger”), the STG Merger has been accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests. The accompanying consolidated financial statements of the Company have been prepared as if the STG Merger had occurred on October 4, 2006, the date of common control. Accordingly, the accompanying consolidated financial statements include the results of operations of STG for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company’s chief operating decision maker, the chief executive officer, assesses performance and makes resource allocation decisions of the two reportable segments: a less-than truckload segment (“LTL”) and a truck brokerage segment (“TL”).

Cash and Cash Equivalents

Cash equivalents are defined as short-term investments that have an original maturity of three months or less at the date of purchase and are readily convertible into cash. The Company maintains cash in several banks and, at times, the balances may exceed federally insured limits. The Company does not believe it is exposed to any material credit risk on cash. As of December 31, 2009 and 2008, approximately $9.7 million and $7.5 million, respectively, of checks drawn in excess of book balances were classified as accounts payable in the accompanying consolidated balance sheets. Cash equivalents consist of overnight investments in an interest bearing sweep account.

Restricted Cash

In December 2008, the Company deposited $5.0 million into a restricted cash account pursuant to the terms of the Keep Well Agreement (see Note 6) entered into in conjunction with the issuance of its Series B Convertible Preferred Stock (see Note 9). The restricted cash may be released for payment of principal, compliance with restrictive covenants or ordinary course liquidity needs, as defined in the Keep Well Agreement. The Keep Well Agreement states that once funds are drawn from the restricted cash account, they cannot be replaced, and the agreement terminates when all funds are used or all senior debt obligations have been paid in full. As of December 31, 2009, restricted cash of $4.1 million is included in other noncurrent assets in the accompanying consolidated balance sheets. During 2009, the Company used approximately $0.9 million for compliance with restrictive covenants.

Accounts Receivable

Accounts receivable represent trade receivables from customers and are stated net of an allowance for doubtful accounts and pricing allowances of approximately $1.1 million and $0.9 million as of December 31, 2009 and 2008, respectively. Management estimates the portion of accounts receivable that will not be collected and accounts are written off when they are determined to be uncollectible. Accounts receivable are uncollateralized and are generally due 30 days from the invoice date.

Valuation and Qualifying Accounts

The Company provides reserves for accounts receivable. The rollforward of the allowance for doubtful accounts is as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007

Beginning balance	$889	$1,437	$1,703
Provision, charged to expense	1,186	737	349
Write-offs, less recoveries	(953)	(1,285)	(615)

Ending balance	$1,122	$889	$1,437

Property and Equipment

Property and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. For financial reporting purposes, depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years
Equipment	5 years

Accelerated depreciation methods are used for tax reporting purposes.

Property and equipment and other long-lived assets are reviewed periodically for possible impairment. The Company evaluates whether current facts or circumstances indicate that the carrying value of the assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill and Other Intangibles

Goodwill and other intangible assets result from business acquisitions. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over amounts assigned is recorded as goodwill.

Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value at the “reporting unit” level. The Company’s reporting units are its operating segments as this is the lowest level for which discrete financial information is prepared and regularly reviewed by management. The impairment test for goodwill involves comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is required to measure the goodwill impairment loss. The second step includes hypothetically valuing all the tangible and intangible assets of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the carrying amount. For purposes of the Company’s impairment test, the fair value of its reporting units are calculated based upon an average of an income fair value approach and market fair value approach. Based on these tests, the Company concluded that the fair value for all reporting units is substantially in excess of the respective reporting unit’s carrying value. Accordingly, no goodwill impairments were identified in 2009, 2008 or 2007.

Other intangible assets recorded consist of two definite lived customer relationships. The Company evaluates its other intangible assets for impairment when current facts or circumstances indicate that the carrying value of the assets to be held and used may not be recoverable. No indicators of impairment were identified in 2009, 2008 or 2007.

Debt Issue Costs

Debt issue costs represent costs incurred in connection with the financing agreements described in Note 6. The debt issue costs aggregate to $2.3 million and $2.2 million at December 31, 2009 and 2008, respectively, and have been classified in the consolidated balance sheets as other noncurrent assets. Such costs are being amortized over the expected maturity of the financing agreements using the effective interest rate method.

Stock-Based Compensation

The Company’s share based payment awards are comprised of stock options. Cost for the Company’s stock options is measured at fair value and recognized over the vesting period of the award.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The provision (benefit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Fair Value of Financial Instruments

Fair values of cash, accounts receivable, junior subordinated debt and accounts payable approximate cost. The estimated fair value of long-term debt has been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the estimated fair value of the subordinated debt was $40.5 million and $35.9 million and the estimated fair value of the preferred stock subject to mandatory redemption was $4.7 million and $4.3 million at December 31, 2009 and 2008, respectively. The estimated fair value of the senior debt approximates its carrying value at December 31, 2009 and 2008, respectively.

Revenue Recognition

LTL revenue is recorded when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; and collection of revenue is reasonably assured. The Company uses a percentage of completion method to recognize revenue, which results in an allocation of revenue between reporting periods based on the distinctive phases of each LTL transaction completed in each reporting period, with expenses recognized as incurred.

TL revenue is recorded when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; delivery has occurred; and the Company’s obligation to fulfill a transaction is complete and collection of revenue is reasonable assured. This occurs when the Company completes the delivery of a shipment.

The Company recognizes revenue on a gross basis, as opposed to a net basis, because it bears the risks and benefits associated with revenue-generated activities by, among other things, (1) acting as a principal in the transaction,

(2) establishing prices, (3) managing all aspects of the shipping process, and (4) taking the risk of loss for collection, delivery and returns.

Insurance

The Company uses a combination of purchased insurance and self-insurance programs to provide for the cost of vehicle liability, cargo damage and workers’ compensation claims. The portion of self-insurance accruals, which are included in accrued expenses and other liabilities, relates primarily to vehicle liability and cargo damage claims. The Company periodically evaluates the level of insurance coverage and adjusts insurance levels based on risk tolerance and premium expense.

The measurement and classification of self-insured costs requires the consideration of historical cost experience, demographic and severity factors, and judgments about the current and expected levels of cost per claim and retention levels. These methods provide estimates of the liability associated with claims incurred as of the balance sheet date, including claims not reported. The Company believes these methods are appropriate for measuring these highly judgmental self-insurance accruals. However, the use of any estimation method is sensitive to the assumptions and factors described above, based on the magnitude of claims and the length of time from incurrence of the claims to ultimate settlement. Accordingly, changes in these assumptions and factors can materially affect actual costs paid to settle the claims and those amounts may be different than estimates.

Derivative Financial Instruments

The Company reports all derivative financial instruments on its balance sheet at fair value and has established criteria for designation and evaluation of effectiveness of transactions entered into for hedging purposes. The Company employs, from time to time, derivative financial instruments to manage its exposure to interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. The Company does not enter into other derivative financial instruments for trading or speculative purposes. The Company faces credit risk if the counterparties to these transactions are unable to perform their obligations; however, the Company seeks to minimize this risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

The Company may, at its discretion, terminate or de-designate any such hedging instrument agreements prior to maturity. At that time, any gains or losses previously reported in accumulated other comprehensive income on termination would be amortized into interest expense or interest income to correspond to the recognition of interest expense or interest income on the hedged debt. If such debt instrument is also terminated, the gain or loss associated with the terminated derivative included in accumulated other comprehensive income at the time of termination of the debt would be recognized in the consolidated statements of operations.

New Accounting Pronouncements

In December 2007, the FASB issued authoritative accounting guidance which significantly changed the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development, and restructuring costs. The Company adopted this accounting pronouncement in fiscal year 2009 and is applying the accounting treatment for business combinations on a prospective basis.

2.	Acquisitions

On December 11, 2009, the Company acquired certain assets of Bullet Freight Systems, Inc. (“Bullet”) for purposes of expanding its current market presence and service offerings. Bullet operates as a common and contract motor carrier pursuant to U.S. Department of Transportation authority and is engaged primarily in transportation of less-than-truckload shipments. Bullet has operations based out of four service centers and operates throughout the United States. Total consideration was $27.2 million. The acquisition price and related financing fees of approximately $1.1 million were financed with borrowings under credit facilities of $9.0 million and the issuance of $19.5 million face value of junior subordinated notes, including $3.0 million issued to the selling shareholders. In conjunction with the issuance of the junior subordinated notes, the Company issued warrants with a fair value of $3.0 million (see Note 7). The Company incurred $0.4 million of transaction expenses related to this acquisition which are included as acquisition transaction expenses in the accompanying consolidated statements of operations for the year ended December 31, 2009.

The Bullet assets and liabilities were recorded at their estimated fair market values as of the acquisition date with the excess purchase price over the estimated fair value of net assets being recorded as goodwill. Acquired uncollectible accounts receivable was not material. The following is a summary of the allocation of purchase price paid to the fair value of the net assets of Bullet as of the acquisition date (in thousands):

Accounts receivable	$4,089
Property and equipment	170
Goodwill	25,719
Customer relationship intangible asset	800
Other noncurrent assets	46
Accounts payable and other liabilities	(3,619)

Total	$27,205

The Bullet acquisition goodwill is a result of acquiring and retaining the existing Bullet workforce and expected synergies from integrating Bullet’s operations into the Company. The recorded goodwill is included in the LTL segment.

On a pro forma basis, assuming the acquisition had closed on January 1, 2008, Bullet would have contributed revenues to the Company of $72.9 million for the year ended December 31, 2008 and $48.0 million for the period ended December 10, 2009. The impact of Bullet to the Company’s net income during these periods would not have been material.

3.	Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2009	2008

Land and improvements	$47	$47
Buildings and leasehold improvements	1,198	1,166
Furniture and fixtures	5,020	4,552
Equipment	5,323	3,617

Gross property and equipment	11,588	9,382
Less: Accumulated depreciation	(6,296)	(4,431)

Property and equipment, net	$5,292	$4,951

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $2.0 million, $1.6 million and $1.4 million, respectively.

    Capital Lease

Effective January 29, 2009, the Company leased certain equipment under a capital lease. The recorded value of the equipment is included in property and equipment, net as of December 31, 2009 as follows (in thousands):

Equipment	$1,100
Less: Accumulated amortization	(175)

Total	$925

The following is a schedule of future minimum lease payments under the capital lease with the present value of the net minimum lease payments as of December 31, 2009 (in thousands):

Year Ending	Amount

2010	$427
2011	427
2012	106

Total minimum lease payments	960
Less: Amount representing interest	(110)

Present value of net minimum lease payments(1)	$850

(1)	Reflected in the consolidated balance sheets as current other liabilities and noncurrent capital lease obligations of $0.4 million and $0.5 million, respectively.

4.	Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of RDS, Sargent and Bullet over the estimated fair value of the net assets acquired. The Company performs an annual goodwill impairment test on July 1 to determine if there is an impairment in the amount of the recorded goodwill. In 2007, the Company changed the measurement date from December 31 to July 1. The Company concluded there was no impairment as of July 1, 2009, 2008 and 2007.

The following is a rollforward of the goodwill balance from December 31, 2007 to December 31, 2009 by reportable segment (in thousands):

	LTL	TL

Goodwill balance as of December 31, 2007	$159,339	$25,507
Sargent earnout contingency	–	269

Goodwill balance as of December 31, 2008	159,339	25,776
Acquisition of Bullet	25,719	–

Goodwill balance as of December 31, 2009	$185,058	$25,776

All goodwill and other intangibles are deductible for tax purposes.

The customer relationship intangible asset of $1.8 million related to the Sargent acquisition is being amortized over its 5-year useful life and has a net book value of $0.6 million as December 31, 2009. Amortization expense related to the Sargent customer relationship intangible asset of $0.4 million, $0.4 million and $0.5 million is included in depreciation and amortization in the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007. Estimated amortization expense related to the Sargent customer relationship intangible asset is $0.4 million in 2010 and $0.3 million in 2011, the final year of amortization.

The customer relationship intangible asset of $0.8 million related to the Bullet acquisition is being amortized over its 5-year useful life and has a net book value of $0.8 million as of December 31, 2009. No amortization expense related to the Bullet customer relationship intangible asset was recorded for the year ended December 31, 2009. Estimated amortization expense related to the Bullet customer relationship intangible asset is $0.2 million per year through 2014, the final year of amortization.

5.	Restructuring and IPO Expenses

Beginning September 1, 2008, the Company announced and initiated restructuring initiatives aimed at reducing its fixed cost structure and rationalizing its footprint. These initiatives included the announcement of the closure of certain terminals as well as the reduction in hourly and salaried headcount of approximately 100 employees. Restructuring activities were completed in 2008. In addition, due to deterioration in economic conditions and the significant downturn in the public equity markets, the Company postponed its pursuit of an initial public offering (“IPO”) during the fourth quarter of 2008. Restructuring and IPO related costs included in operating expenses in the consolidated statements of operations include costs for severance and related benefits, write-off of IPO costs and other restructuring costs. In the segment reporting (see Note 15), all of these costs except for the IPO costs are reflected in the LTL segment.

Restructuring and IPO expenses for the years ended December 31, 2009 and 2008, respectively, are summarized as follows (in thousands):

	2009	2008

Severance and related costs	$–	$220
Other restructuring costs	–	589
IPO expenses	–	2,607

Total restructuring and IPO expenses	$–	$3,416

Restructuring accrual activity is summarized as follows (in thousands):

	Year Ended December 31,
	2009	2008

Beginning accrual balance	$467	$–
LTL segment costs incurred	–	809
LTL segment severance and related cost payments	–	(220)
LTL segment other restructuring cost payments	(401)	(122)

Ending accrual balance	$66	$467

6.	Long-Term Debt and Interest Rate Caps

Long-Term Debt

Long- term debt consisted of the following at December 31 (in thousands):

	2009	2008

Senior debt:
Revolving credit facility	$35,660	$29,250
Term loans	34,500	31,000
Subordinated notes (Note 14)	41,134	38,604
Junior subordinated notes, net of unaccreted
discount of $3.0 million and $0, respectively (Notes 7 & 14)	16,766	–

Total debt	128,060	98,854
Less: Current maturities	(7,400)	(5,500)

Total long-term debt, net of current maturities	$120,660	$93,354

The Company’s senior credit agreement (the “Agreement”) is secured by all assets of the Company and includes a $50.0 million revolving credit facility and a $40.0 million term loan. On December 11, 2009, in connection with the acquisition of Bullet, the Company entered into a consent and third amendment to the Agreement which includes a $9.0 million incremental term loan which matures in 2012. The revolving credit facility and the term loan also mature in 2012. Availability under the revolving credit facility is subject to a borrowing base of eligible accounts receivable, as defined in the Agreement. Interest is payable quarterly at LIBOR plus an applicable margin or, at the Company’s option, prime plus an applicable margin. Principal on the term loan and incremental term loan is payable in quarterly installments ranging from $1.9 million per quarter in 2010 increasing to $2.4 million per quarter through December 31, 2011 and a final payment of $17.6 million due in 2012. The revolving credit facility also provides for the issuance of up to $6.0 million in letters of credit. As of December 31, 2009, the Company had outstanding letters of credit totaling $4.4 million. Total availability under the revolving credit facility was $4.4 million as of December 31, 2009. At December 31, 2009, the interest rate on the revolving credit facility and term notes was LIBOR (0.2% at December 31, 2009) plus 5%.

The Agreement contains certain restrictive covenants that require the Company to maintain certain leverage and fixed charge coverage ratios. The Agreement also prohibits dividend payments, restricts management fee payments to related parties (see Note 14) and restricts the incurrence of additional debt. Dividend restrictions apply if certain financial ratios are not met and no event of default exists. The Company entered into a consent, waiver and second amendment to the Agreement effective December 23, 2008 which made certain changes to the Agreement including modification of the restrictive covenants and a consent to enter into the Keep Well Agreement. The Company was in compliance with all covenants, as defined in the second amendment to the Agreement, as of December 31, 2009.

Effective December 23, 2008, the Company entered into a consent, waiver and amendment to the subordinated notes agreement. Changes included, among other items, amendment of certain covenants and a consent to enter into the Keep Well Agreement. Effective December 11, 2009, the Company entered into a consent and second amendment to the subordinated notes agreement to allow for the acquisition of Bullet. The subordinated notes include cash interest of 12% plus a deferred margin, accrued quarterly, that is treated as deferred interest and is added to the principal balance of the note each quarter. The deferred interest ranges from 3.5% to 7.5% depending on the Company’s total leverage calculation, as defined, payable at maturity on August 31, 2012. Upon redemption of the subordinated notes, the portion of the principal balance that represents interest incurred but not paid will be reflected in the Company’s statement of cash flows as an operating outflow. The subordinated notes are held by American Capital, Ltd. (“American Capital”), Sankaty Credit Opportunities, L.P., Sankaty Credit Opportunities II, L.P. (collectively “Sankaty”), and RGIP, LLC. (“RGIP”), who are also stockholders of the Company (see Note 14).

On December 11, 2009, in connection with the Bullet acquisition, the Company entered into a $16.5 million face amount junior subordinated notes agreement. The junior subordinated notes include interest of 20% accrued quarterly that is deferred and is added to the principal balance of the note each quarter and is payable at maturity on February 28, 2013. The majority ($15.5 million) of the junior subordinated notes are held by Eos Capital Partners III, L.P., Eos Partners, L.P. (collectively, “Eos”), Sankaty, RGIP, and certain individuals associated with Thayer I Hidden Creek Partners, L.L.C. (“THCP”), who are also stockholders of the Company (see Note 14). Also in connection with the Bullet acquisition, the former Bullet owners were issued $3.0 million face amount of junior subordinated notes in form identical in all material respects as described above.

In addition, the junior subordinated notes agreement requires the Company to pay a premium upon repayment of the junior subordinated notes. The applicable premium begins at 50% and decreases to 10% over the life of the note. At maturity, the premium is equal to 10% of the outstanding balance. Accordingly, this amount is accreted to interest expense and the outstanding note balance over the life of the debt. For the years ended December 31, 2009 and 2008, $29,000 and $0, respectively, was recorded in interest expense related to this premium and added to the outstanding junior subordinated notes balance.

As discussed in Note 7, the Company issued warrants to the holders of the junior subordinated notes. The value of these warrants is accreted to interest expense over the life of the related debt. The unaccreted portion totaling $3.0 million as of December 31, 2009 has been included in the accompanying consolidated balance sheets as a reduction in long-term debt.

At December 31, 2009, aggregate maturities of long-term debt were as follows (in thousands):

2010	$7,400
2011	9,500
2012	94,394
2013	16,766

Total	$128,060

Interest Rate Caps

The Company entered into two interest cap agreements and designated them as cash flow hedges on July 26, 2005 and March 15, 2007 (the “Rate Cap Agreements”), respectively, with a commercial bank as a means of managing exposure to variable cash flows on a portion of the Company’s senior debt.

The Rate Cap Agreements are indexed to LIBOR and cap rates at either 5.5% or 6.25%, respectively. The Company effectively pays the lower of the three month LIBOR or 5.5% or 6.25%, reset quarterly, on the notional value of the Rate Cap Agreements. The notional value of the Rate Cap Agreements decline in conjunction with the scheduled repayment of the Company’s floating rate debt through March 31, 2010. The notional value of the Rate Cap Agreements was approximately $30.0 million at December 31, 2009 and 2008. The 5.5% interest rate cap agreement terminated on June 30, 2008. The fair value of the Rate Cap Agreement was not material at December 31, 2009 and 2008, respectively. Effective January 1, 2008 the Company de-designated these Rate Cap Agreements as cash flow hedges. Upon de-designation, the cumulative gain (loss) recorded as a component of accumulated other comprehensive income was not material.

7.	Stockholders’ Investment

Common Stock

Class A common stock has voting rights and Class B common stock does not have voting rights. Class A and Class B common stock participate equally in earnings and dividends. All common stock is subject to a Shareholders’ Agreement which includes restrictions on transferability and “piggyback” registration rights. Such agreement provides that if, at any time after an initial public offering, the Company files a registration statement under the Securities Act of 1933, as amended, for any underwritten sale of shares of any of the Company’s equity securities, the stockholders may request that the Company include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

In addition to piggyback registration rights discussed above, certain of the Company’s stockholders have demand registration rights. In March 2007, in connection with the STG Merger, the Company entered into a second amended and restated stockholders’ agreement, pursuant to which certain of the Company’s stockholders were granted Form S-3 registration rights. The amended and restated stockholders’ agreement provides that, any time after the Company is eligible to register its common stock on a Form S-3 registration statement under the Securities Act, certain of the Company’s stockholders may request registration under the Securities Act of all or any portion of their shares of common stock. These stockholders are limited to a total of two of such registrations. In addition, if the Company proposes to file a registration statement under the Securities Act for any underwritten sale of shares of any of its securities, stockholders party to the amended and restated stockholders’ agreement may request that the Company include in such registration the shares of common stock held by them on the same terms and conditions as the securities otherwise being sold in such registration.

The Shareholder’s Agreement defines certain circumstances, including a change in control, whereby all stockholders are obligated to sell their common stock on the same terms as Thayer Equity Investors V, L.P. (“Thayer V”), the majority shareholder of the Company and an affiliate of THCP. See Note 8 regarding Class A common stock that may be subject to redemption.

On March 14, 2007, the Company increased the total number of authorized shares of capital stock from 29,121,230 to 44,799,200, of which 44,495,572 are designated Class A common stock (voting), 298,628 are designated Class B common stock (non-voting), and 5,000 shares are designated as mandatory redeemable preferred stock.

Warrants to Acquire Common Stock

On March 14, 2007, in connection with the STG Merger, the Company issued to existing STG stockholders warrants to acquire 2,269,274 shares of Class A common stock at an exercise price of $13.39 per share. The warrants are exercisable at the option of the holder any time prior to March 13, 2017.

On December 11, 2009, in connection with the issuance of the junior subordinated notes discussed in Note 6, the Company issued warrants to acquire 1,746,974 shares of Class A common stock at an exercise price of $8.37 per share. The warrants are exercisable at the option of the holder any time prior to December 11, 2017. The $3.0 million fair value of the warrants at the date of issuance has been reflected as a component of additional paid-in capital in stockholders’ investment in the accompanying consolidated balance sheets.

No warrants were exercised during the year ended December 31, 2009.

8.	Redeemable Common Stock

Certain shares of the Company’s outstanding Class A common stock were issued in 2006 and classified as mezzanine equity. These shares, held by current and former employees of the Company, are subject to redemption at fair value by the Company in the event of death or disability of the holder, as defined, during a seven-year period from the date of original issuance. The Company has determined that redemption of these shares of Class A common stock is not probable and, as such, has not adjusted the carrying value of such shares to fair value as of December 31, 2009 and 2008, respectively.

9.	Preferred Stock

Series A Redeemable Preferred Stock

In March 2007, the Company issued and had outstanding 5,000 shares of non-voting Series A Preferred Stock (“Series A Preferred Stock”), which are mandatorily redeemable by the Company at $1,000 per share, in cash, on November 30, 2012. The Series A Preferred Stock receives cash dividends annually on April 30 at an annual rate equal to $40 per share and if such dividends are not paid when due such annual dividend rate shall increase to $60 per share and continue to accrue without interest until such delinquent payments are made. At both December 31, 2009 and 2008, $142,000 is recorded as a current liability. The holders of the Series A Preferred Stock are restricted from transferring such shares and the Company has a first refusal right and may elect to repurchase the shares prior to the mandatory November 30, 2012 redemption. Upon liquidation and certain transactions treated as liquidations, as defined in the Company’s Certificate of Incorporation, the Series A Preferred Stock has liquidation preferences over the Company’s Series B Convertible Preferred Stock and Class A common stock. The number of issued and outstanding shares of Series A Preferred Stock, the $1,000 per share repurchase price and the annual cash dividends are all subject to equitable adjustment whenever there is a stock split, stock dividend, combination, recapitalization, reclassification or other similar event. As long as there is Series A Preferred Stock outstanding, no dividends may be declared or paid on common stock of the Company. The holders of Series A Preferred Stock are entitled to one vote per share for all matters subject to vote.

Series B Convertible Preferred Stock

In December 2008, the Company issued and had outstanding 1,791,768 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”), which are convertible, at the option of the holder, at $6.70 per share into Class A common stock. The Series B Preferred Stock are entitled to receive a dividend which shall be payable in cash when, as and if declared by the Board of Directors of the Company at the rate of 15% per annum on each share of Series B Preferred Stock outstanding, compounding quarterly. To the extent not paid, dividends shall accumulate. Upon liquidation and certain transactions treated as liquidations, including a qualified public offering, as defined in the Company’s Certificate of Incorporation, the Series B Preferred Stock has liquidation preferences over the Company’s Class A common stock. The number of issued and outstanding shares of Series B Preferred Stock, the $6.70 per share conversion price and the cash dividends are all subject to equitable adjustment whenever there is a stock split, stock dividend, combination, recapitalization, reclassification or other similar event. As long as there is Series B Preferred Stock outstanding, no dividends may be declared or paid on Class A common stock of the Company. The holders of Series B Preferred Stock are entitled to one vote per share for all matters subject to vote equal to the number of shares of Class A common stock into which the shares of Series B Preferred Stock is convertible at the time of the vote.

10.	Stock-Based Compensation

The Company’s Key Employee Equity Plan (“Equity Plan”), a stock-based compensation plan, permits the grant of stock options to Company employees, consultants and directors for up to 1,894,795 shares of Class A common stock. Stock options are generally granted with an exercise price equal to or in excess of the estimated fair value of the Company’s stock on the date of grant. Options vest ratably over a four year service period and are exercisable ten years from the date of grant, but only to the extent vested as specified in each option agreement.

As of December 31, 2009, 352,530 shares of Class A common stock remained available for future issuance under the Equity Plan. Any shares issued in connection with the exercise of options are expected to be newly issued shares.

During the year ended December 31, 2009, 3,733 options were granted under the Equity Plan at a per share exercise price of $6.70. Stock-based compensation expense was $0.5 million for the year ended December 31, 2009 and $0.7 million for the years ended December 31, 2008 and 2007, respectively. The related estimated income tax benefit recognized in the accompanying consolidated statements of operations, net of estimated forfeitures, was $0.2 million, $0.3 million and $0.2 million, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. The fair values of the Company’s common stock for options granted were determined through the contemporaneous application of a discounted cash flow method. Because the Company’s stock is privately held, it is not practical to determine the Company’s share price volatility. Accordingly, the Company uses the historical share price volatility of publicly traded companies within the transportation and logistics sector as a surrogate for the expected volatility of the Company’s stock. The Company’s credit facility prevents payment of dividends to Class A common stockholders; as a result, a zero dividend yield has been assumed in the Company’s Black-Scholes valuation model. The expected life of the options represents the expected time that the options granted will remain outstanding. The risk-free rate used to calculate each option valuation is based on the U.S. Treasury rate at the time of option grants for a note with a similar lifespan. The specific assumptions used to determine the weighted average fair value of stock options granted were as follows:

	Year Ended December 31,
	2009	2008	2007

Risk free interest rate	3.1%	N/A	4.5% - 4.9%
Dividend yield	–	N/A	–
Expected volatility	42.2%	N/A	32.5% - 33.4%
Expected life (years)	6	N/A	6
Weighted average fair value of stock options granted	$450	N/A	$245

A summary of the option activity under the Equity Plan for the years ended December 31, 2009, 2008 and 2007, respectively, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Outstanding at January 1, 2007	1,401,163	$10.72	8.6	$–

Granted	498,859	12,72
Exercised	–	–
Forfeited	(286,832)	12.06

Outstanding at December 31, 2007	1,613,188	$11.39	8.1	$–

Granted	–	–
Exercised	–	–
Forfeited	(67,191)	6.70

Outstanding at December 31, 2008	1,545,997	$11.37	7.1	$–

Granted	3,733	6.70
Exercised	–	–
Forfeited	(7,466)	6.70

Outstanding at December 31, 2009	1,542,264	$11.37	6.1	$–

There were 1,346,066 and 1,036,090 options exercisable at December 31, 2009 and 2008, respectively. At December 31, 2009, for exercisable options, the weighted-average exercise price was $11.22, the weighted average remaining contractual term was 5.9 years and the estimated aggregate intrinsic value was $0. All granted options are non-qualified options. The amount of options vested or expected to vest as of December 31, 2009 does not differ significantly from the amount outstanding.

As of December 31, 2009, there was $0.3 million of total unrecognized compensation cost related to non-vested options granted under the Equity Plan. This cost is expected to be recognized over a period extending four years from each grant date.

11.	Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common stock outstanding during the period. In 2007, diluted earnings per share is calculated by dividing net income by the weighted average common stock outstanding plus stock equivalents that would arise from the assumed exercise of stock options using the treasury stock method. Diluted earnings per share in 2008 and 2009 did not assume this same exercise of stock options and conversion of warrants as they were deemed anti-dilutive due to the net loss available to common stockholders. There is no difference, for any of the periods presented, in the amount of net income (loss) available to common stockholders used in the computation of basic and diluted earnings per share.

The following table reconciles basic weighted average stock outstanding to diluted weighted average stock outstanding:

	Year Ended December 31,
	2009	2008	2007

Basic weighted average stock outstanding	15,109,830	15,112,667	15,113,563
Effect of dilutive securities –
Employee stock options	–	–	20,008

Dilutive weighted average stock outstanding	15,109,830	15,112,667	15,133,571

The Company had additional stock options and warrants outstanding of 5,558,512, 3,815,271 and 3,037,644 as of December 31, 2009, 2008 and 2007, respectively. These shares were not included in the computation of diluted earnings per share because they were not assumed to be exercised under the treasury stock method or were anti-dilutive. Common stock equivalents related to the conversion of outstanding Series B Preferred Stock have been excluded from the computation of diluted earnings (loss) per share as the conversion of these shares into Class A common stock is contingent upon the effectiveness of a qualified public offering of the Company’s stock.

12.	Income Taxes

The components of the Company’s provision (benefit) for income taxes were as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007

Current:
Federal	$(61)	$(23)	$–
Foreign, state and local	478	306	240

Deferred:
Federal	22	(1,663)	780
Foreign, state and local	(135)	(58)	16
Other	–	–	258

Provision (benefit) for income taxes	$304	$(1,438)	$1,294

The Company’s income tax provision (benefit) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as shown in the following reconciliations (in thousands):

	Year Ended December 31,
	2009	2008	2007

Statutory federal rate	$161	$(1,793)	$780
Meals and entertainment	64	125	173
State income taxes-net of federal benefit	184	(138)	127
Alternative fuel tax credit	(195)	–	–
Canadian income taxes	2	5	76
Preferred dividend	68	68	56
Other	20	295	82

	$304	$(1,438)	$1,294

The tax rate effects of temporary differences that give rise to significant elements of deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008

Current deferred income tax assets
Accounts receivable	$426	$349
Accounts payable and accrued expenses	1,152	1,706

Total	$1,578	$2,055

Noncurrent deferred income tax assets (liabilities)
Net operating losses/credits	$13,951	$10,775
Amortization of intangible assets	(11,492)	(8,967)
Other, net	73	134

Total	$2,532	$1,942

The net noncurrent deferred income tax asset of $2.5 million and $1.9 million is classified in the consolidated balance sheets as a component of other noncurrent assets at December 31, 2009 and 2008, respectively.

At December 31, 2009, the Company had $37.1 million of gross federal net operating losses which are available to reduce federal income taxes in future years and expire in the years 2025 through 2029.

There were no unrecognized tax benefits recorded as of December 31, 2009 and 2008. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. No income tax related interest or penalties were included in accrued income taxes as of December 31, 2009 or 2008. The Company is subject to federal and state tax examinations for all tax years subsequent to December 31, 2005. Although the pre-2006 years are no longer subject to examinations by the Internal Revenue Service and various state taxing authorities, NOL carryforwards generated in those years may still be adjusted upon examination by the IRS or state taxing authorities if they have been or will be used in a future period.

13.	Commitments and Contingencies

Employee Benefit Plans

The Company sponsors a defined contribution profit sharing plan in which substantially all employees of the Company are eligible to participate. The plan calls for the Company to match 100% of employee contributions up to 4% of an employee’s compensation and allows the Company to make a discretionary match as determined by the board of directors up to an additional 50% of contribution up to 4% of an employee’s compensation. Total expense under this plan was $0.8 million, and $0.9 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company sponsors a defined contribution profit sharing plan for substantially all full-time employees of Sargent. The plan calls for the Company to match 100% of employee contributions up to 3% of an employee’s compensation and 50% of contributions on the next 2% of an employee’s compensation. Total expense under this plan was $0.1 million for each of the years ended December 31, 2009, 2008 and 2007.

Operating Leases

The Company leases terminals and office space under noncancelable operating leases expiring on various dates through 2020. The Company incurred rent expense from operating leases of $8.2 million, $9.7 million and $9.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Aggregate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year were as follows as of December 31, 2009 (in thousands):

Year Ending	Amount

2010	$6,274
2011	5,660
2012	4,207
2013	3,618
2014	3,607
Thereafter	6,614

Contingencies

In the ordinary course of business, the Company is a defendant in several property and other claims. In the aggregate, the Company does not believe any of these claims will have a material impact on its consolidated financial statements. The Company maintains liability insurance coverage for claims in excess of $500,000 per occurrence and cargo coverage for claims in excess of $100,000 per occurrence. Management believes it has adequate insurance to cover losses in excess of the deductible amount. As of December 31, 2009 and 2008, the Company had reserves for estimated uninsured losses of $2.3 million.

14.	Related Party Transactions

In each of 2008 and 2007, Thayer Capital Management, L.P. (“Thayer”), the management company for Thayer V and an affiliate of THCP, and Eos Management, Inc., an affiliate of Eos, earned $0.4 million in management fees, all of which remained unpaid as of December 31, 2008. In 2009, this amount was forgiven by Thayer and Eos Management, Inc., and is reflected as a capital contribution within the Company’s statement of stockholders’ investment for the year ended December 31, 2009. The 2009 management fee was terminated effective in January 2009. Sargent expensed and paid a $0.1 million management fee to Thayer in 2007.

As part of the Sargent acquisition, the Company was required to pay an earnout to the former Sargent owners and now Series A Preferred Stock holders. At December 31, 2009 and 2008, $0.8 million and $0.8 million, respectively, related to amounts earned in 2006 and 2007 was classified as a long-term liability. The Company’s obligation to make further contingent payments to the former Sargent owners terminated as of December 31, 2009.

Also as part of the Sargent acquisition, a $3.5 million guarantee was issued by Thayer V. The Sargent earnout payment was guaranteed by Thayer V in the event that a payment was sought to be made and the Company was unable to make the payment because certain coverage ratios required by the senior lenders had not been met. The guarantee terminated upon the issuance of the Series B Preferred Stock.

As part of the Bullet acquisition discussed in Note 2, the Company issued $3.0 million face amount of junior subordinated notes plus eight-year warrants exercisable for an aggregate 268,765 shares of Class A common stock payable to the former Bullet owners. Also, as part of the Bullet acquisition, the Company issued $15.5 million face amount of junior subordinated notes plus eight-year warrants exercisable for an aggregate 1,388,620 shares of Class A common stock payable to existing stockholders and their affiliates. The junior subordinated notes are included in the table below.

The Company entered into a consulting and non-compete agreement in 2006 with a former employee and current stockholder. The consulting fee is $0.1 million per year through 2016.

Certain holders of the Company’s subordinated notes are also stockholders of the Company.

The following is a summary of the Company’s transactions with related parties (in thousands):

	Principal owed as	Interest expense	Fees paid for the
	of December 31,	for the year ended	year ended
	2009	December 31, 2009	December 31, 2009

Subordinated Notes:
American Capital	$20,509	$3,609	$0
Sankaty	20,418	3,637	0
RGIP	207	36	0

Junior Subordinated Notes:
Sankaty	$5,320	$84	$0
RGIP	54	1	0
Thayer affiliates	2,579	41	0
Eos affiliates	5,374	85	0

	Principal owed as	Interest expense	Fees paid for the
	of December 31,	for the year ended	year ended
	2008	December 31, 2008	December 31, 2008

Subordinated Notes:
American Capital	$19,263	$2,857	$0
Sankaty	19,147	2,875	0
RGIP	195	29	0

	Principal owed as	Interest expense	Fees paid for the
	of December 31,	for the year ended	year ended
	2007	December 31, 2007	December 31, 2007

Subordinated Notes:
American Capital	$18,684	$2,830	$0
Sankaty	18,547	2,843	0
RGIP	189	29	0

15.	Segment Reporting

The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based on this information, the Company has determined that it operates in two operating segments which are also reportable segments: LTL and TL.

Within the LTL business, the Company operates 17 service centers throughout the United States complemented by relationships with over 200 delivery agents. The LTL model allows for more direct transportation of freight from shipper to end user than does the traditional hub and spoke model. The TL business, across all transportation modes from pickup to delivery, leverages relationships with a diverse group of third-party carriers to provide scalable capacity and reliable, customized service to customers in North America. The majority of both businesses operate in the United States.

These reportable segments are strategic business units through which we offer different services. The Company evaluates the performance of the segments primarily based on their respective revenues and operating income. Accordingly, interest expense and other non-operating items are not reported in segment results. In addition, the Company has disclosed a corporate segment which includes stock-based compensation expense, management advisory services expense and IPO expenses.

The following table reflects certain financial data of the Company’s reportable segments (in thousands):

	Years Ended December 31,
	2009	2008	2007

Revenues:
LTL	$316,119	$366,528	$361,821
TL	134,815	171,419	176,315
Eliminations	(583)	(569)	(129)

Total	$450,351	$537,378	$538,007

Operating Income (Loss):
LTL	$9,381	$5,360	$11,239
TL	4,337	5,625	7,813
Corporate	(516)	(3,705)	(1,118)

Total operating income	$13,202	$7,280	$17,934
Interest expense	12,731	12,552	14,097
Loss on early extinguishment of debt	–	–	1,608

	Years Ended December 31,
	2009	2008	2007

Income (loss) before provision for income taxes:	$471	$(5,272)	$2,229

Depreciation and Amortization:
LTL	$1,716	$1,410	$1,201
TL	656	594	639

Total	$2,372	$2,004	$1,840

Capital Expenditures:
LTL	$1,840	$812	$1,592
TL	406	286	275

Total	$2,246	$1,098	$1,867

Assets:
LTL	$245,508	$214,645	$219,720
TL	45,967	46,138	49,823
Eliminations	(640)	(4,902)	(13,663)

Total	$290,835	$255,881	$255,880

16.	Subsequent Event

Subsequent events were evaluated through May      , 2010.

GTS Merger

On February 29, 2008, Thayer | Hidden Creek Partners II, L.P. (“THCP II”), through an indirect majority-owned subsidiary, GTS Acquisition Sub, Inc. (“GTS”), acquired all of the outstanding capital stock of Group Transportation Services, Inc. and all of the outstanding member units of GTS Direct, LLC. THCP II is an affiliate of Thayer V, the controlling stockholder of the Company. The Company intends to file a Form S-1 to affect an initial public offering. Simultaneous with the consummation of the offering, the parent company of GTS will merge with a wholly owned subsidiary of the Company (“GTS Merger”). Consistent with the provisions of ASC 805-10, transfers of net assets or exchanges of equity interests between entities under common control do not constitute business combinations. Because the Company and GTS will have the same control group immediately before and after the GTS Merger, the GTS Merger, if consummated, will be accounted for as a combination of entities under common control on a historical cost basis in a manner similar to a pooling of interests.

Pro Forma Balance Sheet and Earnings Per Share (unaudited)

The pro forma balance sheet presented as of December 31, 2009 reflects the conversion of all outstanding shares of Series B Preferred Stock into 2,082,776 shares of Class A common stock (290,998 of which are attributable to the conversion of accrued but unpaid dividends as of December 31, 2009), which will occur immediately prior to closing of the proposed initial public offering as if the conversion had occurred on December 31, 2009. The pro forma basic and diluted earnings per share available to common stockholders has been computed to give effect to the conversion of the Series B Preferred Stock (using the as-if-converted method) into Class A common stock as though the conversion had occurred on the original date of issuance. In addition, in connection with the offering, all shares of Class A common stock will be converted into a single class of newly authorized common stock.

Company Name Change

On March 25, 2010, the Company (formerly known as Roadrunner Transportation Services Holdings, Inc.) changed its name to Roadrunner Transportation Systems, Inc. The consolidated financial statements have been updated to reflect this change.

Stock Split

On May      , 2010, the Company converted all outstanding shares of its Class A common stock, Class B common stock, and Series B preferred stock (including accrued but unpaid dividends) into a single class of new common stock on a 149.314-for-1 basis. The consolidated financial statements have been retrospectively restated to reflect this stock split. The Company’s preferred stock subject to mandatory redemption was not included in the stock split.

Roadrunner Transportation Systems, Inc.

10,600,644 Shares of Common Stock

Baird
BB&T Capital Markets
Stifel Nicolaus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with the offering described in the registration statement (other than underwriting discounts and commissions). All such expenses are estimates except for the SEC registration fee, the FINRA filing fee, and the New York Stock Exchange listing fee. These expenses will be borne by our company.

SEC registration fee	$9,175
FINRA filing fee	20,100
Blue Sky fees and expenses		*
New York Stock Exchange listing fee		*
Transfer agent and registrar fees		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous fees		*

Total	$2,100,000

*	To be filled by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

The above discussion of our certificate of incorporation, bylaws, and Section 145 of the DGCL is only a summary and is qualified in its entirety by the full text of each of the foregoing.

In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

Pursuant to the form of Underwriting Agreement filed as Exhibit 1 to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act. The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, prospectus, any preliminary prospectus, or any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of the registration statement, we sold the following securities, which were not registered under the Securities Act of 1933. The information below does not reflect the conversion of our Class A common stock, our Class B common stock, or our Series B preferred stock into a single class of newly authorized common stock on a 149.314-for-one basis.

In March 2007, we issued 16,572 shares of our common stock to our largest existing stockholder, 157.5 shares to an affiliate of our largest existing stockholder, and 175 shares to an accredited investment fund in exchange for Sargent common stock in connection with the merger of Sargent into us. In addition, we issued an aggregate of 15,197.9 warrants, with exercise prices of $2,000 per share, to these entities in connection with the Sargent merger. No additional consideration was paid for the warrants. We issued these securities to these accredited investors in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder as a transaction by an issuer not involving a public offering. Each entity had adequate access to information about our company through its relationship with our company or through information provided to them.

In March 2007, we issued an aggregate of 5,000 shares of our Series A preferred stock to the two former stockholders of Sargent upon conversion of $5,000,000 in aggregate principal amount of Sargent subordinated promissory notes held by those stockholders in connection with the merger of Sargent into us. We issued these shares of Series A preferred stock to these stockholders in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder as a transaction by an issuer not involving a public offering. Each holder had adequate access to information about our company through his relationship with our company or through information provided to him in connection with such merger.

In December 2008, we issued an aggregate of 12,000 shares of our Series B convertible preferred stock to an aggregate of nine of our existing stockholders in exchange for aggregate consideration of $12,000,000, or $1,000 per share. We issued these shares of Series B convertible preferred stock to these stockholders in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each holder was at the time, and is currently, a stockholder of our company and party to a stockholders’ agreement with us providing for certain information rights. As a result, each had adequate access to information about our company through its relationship with our company.

In December 2009, we issued Series 1 warrants, exercisable for an aggregate of 9,900 shares of our Class A voting common stock, to an aggregate of 13 warrantholders in connection with the financing of the acquisition of Bullet Freight Systems, Inc. and the related sale to such warrantholders of our junior subordinated notes due February 28, 2013 in the aggregate original face amount of $19,500,000. We issued these Series 1 warrants to these warrantholders in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder as a transaction by an issuer not involving a public offering. Each holder had adequate access to information about our company through its relationship with our company or through information provided to it in connection with such acquisition and financing.

In December 2009, we issued a Series 2 warrant, exercisable for an aggregate of 1,800 shares of our Class A voting common stock, to Bullet Freight Systems, Inc. in connection with the acquisition of Bullet Freight Systems, Inc. We issued this Series 2 warrant to this warrantholder in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder as a transaction by an issuer not involving a public offering. The holder had adequate access to information about our company through information provided to it in connection with the acquisition.

In connection with the GTS merger, which will occur simultaneously with this offering, we will issue an aggregate of 21,635 shares of our common stock to two entities affiliated with our largest stockholder, five GTS employees, and one additional accredited investor, in exchange for all of the issued and outstanding common stock of GTS. In addition, upon consummation of the GTS merger, we will assume options to purchase an aggregate of 3,459 shares of our common stock (post-split), which are held by 15 current GTS employees, in connection with the conversion of all outstanding options to purchase GTS common stock issued by GTS to its employees. These shares and options will be issued in reliance upon Section 4(2) of the Securities Act of 1933 promulgated thereunder as a transaction by an issuer not involving a public offering. Each holder has or will have adequate access to information about our company through its or his relationship with our company or through information provided to it or him.

We did not, nor do we plan to, pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. In addition, each of the certificates issued or to be issued representing the securities in the transactions listed above bears or will bear a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of the transactions listed above represented to us or will be required to represent to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had or have adequate access, through their employment or other relationship with our company or through other access to information provided by our company, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Exhibit

**1		Form of Underwriting Agreement
**3	.1	Form of Amended and Restated Certificate of Incorporation
**3	.2	Form of Second Amended and Restated Bylaws
*4	.1	Form of Common Stock Certificate
**4	.2	Second Amended and Restated Stockholders’ Agreement, dated as of March 14, 2007, by and among the Registrant and the stockholders named therein
**5		Opinion of Greenberg Traurig, LLP
**10	.1	Second Amended and Restated Credit Agreement, dated as of March 14, 2007, by and among the Registrant; the Lenders (as defined therein); LaSalle Bank National Association, as Administrative Agent; and U.S. Bank National Association, as Syndication Agent
**10	.2	Amended and Restated Notes Purchase Agreement, dated as of March 14, 2007, by and among the Registrant; the Guarantors (as defined therein); and the Purchasers (as defined therein)
**10	.3	Stock Purchase Agreement, dated as of October 4, 2006, by and among Sargent Transportation Group, Inc.; the Acquired Entities (as defined therein); and the Sellers (as defined therein)
**10	.4	First Amendment to Second Amended and Restated Credit Agreement, dated as of February 29, 2008, among the Registrant; the Borrowers and the Lenders named therein; and Bank of America, N.A., as Administrative Agent
**10	.5	Second Amendment to Second Amended and Restated Credit Agreement, dated as of December 28, 2009, among the Registrant; the Lenders (as defined therein); and Bank of America, N.A., as Administrative Agent
**10	.6	Third Amendment to Second Amended and Restated Credit Agreement, dated as of December 11, 2009, among the Registrant; the Lenders (as defined therein); and Bank of America, N.A., as Administrative Agent
**10	.7	First Amendment to Amended and Restated Notes Purchase Agreement, dated as of December 23, 2008, among the Registrant; the Issuers named therein; and the Purchasers named therein
**10	.8	Second Amendment to Amended and Restated Notes Purchase Agreement, dated as of December 11, 2009, among the Registrant; the Issuers named therein; and the Purchasers named therein
**10	.9	Securities Purchase Agreement, dated as of December 11, 2009, by and among the Registrant, the Roadrunner Companies (as defined therein), and the Purchasers named therein
**10	.10	Employment Letter Agreement, by and between the Registrant and Mark A. DiBlasi
**10	.11	Employment Letter Agreement, by and between the Registrant and Peter R. Armbruster
**10	.12	Employment Letter Agreement, by and between the Registrant and Brian J. van Helden
**10	.13	Employment Letter Agreement, by and between the Registrant and Scott L. Dobak
*10	.14	2010 Incentive Compensation Plan
*10	.15	Form of Indemnification Agreement
*10	.16	Agreement and Plan of Merger, dated as of , 2010, by and among the Registrant; GTS Transportation Logistics, Inc.; and Group Transportation Services Holdings, Inc.
*10	.17	Advisory Agreement, by and between the Registrant and Thayer | Hidden Creek Management, L.P.
10.18		Commitment letter, dated April 19, 2010, from U.S. Bank National Association to the Registrant
**21		List of Subsidiaries
23.1		Consent of Deloitte & Touche LLP relating to the consolidated financial statements of Roadrunner Transportation Systems, Inc. and subsidiaries
**23	.2	Consent of Armstong & Associates, Inc.
**23	.3	Consent of American Trucking Associations, Inc.
**23	.4	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
**24		Power of Attorney of Directors and Executive Officers (included on the signature page of this registration statement)
**99	.1	Consent of Director Nominee - William S. Urkiel
**99	.2	Consent of Director Nominee - Chad M. Utrup
**99	.3	Consent of Director Nominee - James L. Welch

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules

The registrant has not provided any financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cudahy, State of Wisconsin, on April 30, 2010.

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

By:	/s/ Mark A. DiBlasi
Mark A. DiBlasi
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 6 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark A. DiBlasi Mark A. DiBlasi	President, Chief Executive Officer, and Director (Principal Executive Officer)	April 30, 2010

/s/ Peter R. Armbruster Peter R. Armbruster	Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Accounting and Financial Officer)	April 30, 2010

/s/ Scott D. Rued* Scott D. Rued	Chairman of the Board	April 30, 2010

/s/ Judith A. Vijums* Judith A. Vijums	Vice President and Director	April 30, 2010

/s/ Ivor J. Evans* Ivor J. Evans	Director	April 30, 2010

/s/ James J. Forese* James J. Forese	Director	April 30, 2010

/s/ Samuel B. Levine* Samuel B. Levine	Director	April 30, 2010

/s/ Brian D. Young* Brian D. Young	Director	April 30, 2010

/s/ Pankaj Gupta* Pankaj Gupta	Director	April 30, 2010

*By:	/s/ Peter R. Armbruster
Peter R. Armbruster
Attorney - in - Fact